SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number: 000-21742

Stolt Offshore S.A.
(Translation of registrant's name into English)

c/o Stolt Offshore M.S. Ltd.
Dolphin House
Windmill Road
Sunbury-on-Thames
Middlesex, TW16 7HT, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

In accordance with General Instruction B, item (i), attached herewith is the Annual Report to Shareholders ("Annual Report") for Stolt Offshore S.A. (the "Company") for the fiscal year ended November 30, 2004 in respect of the registrant and its subsidiaries on a consolidated basis.

This Annual Report will be mailed by Deutsche Bank Trust Company Americas to all holders of American Depositary Shares (ADSs) (each of which represents one Common Share of the Company) of record as of March 29, 2005.

This Annual Report furnished pursuant to this Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statements on Form S-8 (No. 33-85168, No. 333-9292 and No. 333-74321) and the Company's Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof, to the extent not superseded by documents or reports subsequently filed.

Certain statements contained in this Annual Report furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the terms, conditions and amount of the Company's indebtedness; the Company's ability to restructure its indebtedness and obtain additional bonding facilities; the Company's ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which the Company operates; the Company's relationship with significant customers; the outcome of legal proceedings or governmental inquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STOLT OFFSHORE S.A.

Date: April 11, 2005

By: ______________________
Name: Stuart Jackson
Title: Chief Financial Officer

Clear Outlook

Stolt Offshore S.A.
Annual Report and Accounts 2004


Stolt Offshore

2004 was a transition year in which we completed the last of the loss-making 'Legacy Projects', restructured our balance sheet, reduced our net debt and disposed of non-core assets and businesses.

Corporate and Financial Highlights

For the year ended 30 November (in millions, except per share data)	2004 $	2003 $	2002 $
Net operating revenue	**1,241.9**	1,482.3	1,437.5
Net operating income (loss)	**28.7**	(380.5)	(123.6)
Net income (loss)	**5.1**	(418.1)	(151.9)
Cash flows from operating activities	**152.1**	(27.5)	84.7
Income (loss) per share:			
Basic	**0.03**	(4.51)	(1.79)
Diluted	**0.03**	(4.51)	(1.79)
Weighted average number of Common Shares and Common Share equivalents outstanding:			
Basic	**157.6**	92.6	85.0
Diluted	**159.5**	92.6	85.0

As at 30 November (in millions, except per share data)	2004 $	2003 $	2002 $
Long-term debt and capital lease obligations	**69.7**	385.0	335.0
Shareholders' equity	**314.6**	107.3	517.1
Book value per Common Share and Common Share equivalent	**1.65**	1.16	5.54

2004 Operating Revenue by Region

- AFMED 43%
- NEC 27%
- NAMEX 14%
- SAM 4%
- AME 3%
- Corporate 9%



9%
3%
4%
14%
43%
27%

2004 Operating Revenue by Region

(in millions)	$
Africa & the Mediterranean region (AFMED)	536.0
Northern Europe and Canada region (NEC)	341.7
North America and Mexico region (NAMEX)	170.6
South America region (SAM)	55.0
Asia and Middle East region (AME)	31.9
Corporate	106.7
Total	**1,241.9**

Fixed Assets as at 30 November 2004

- Construction support ships 65%
- Operating equipment 29%
- Land and buildings 4%
- Other assets 2%



4%
2%
29%
65%

Fixed Assets as at 30 November 2004

(in millions)	$
Construction support ships	623.1
Operating equipment	279.6
Land and buildings	38.6
Other assets	14.8
Less accumulated depreciation and amortisation	(456.3)
Total	**499.8**

Contents

Clear Vision
Our total dedication to the subsea construction market is a significant strength in delivering efficiently engineered solutions to our customers.

page 10

Clear Strengths
We have one of the strongest management teams in our sector, a strong balance sheet and a deepwater construction track record which is second to none.

page 11

Clear Responsibilities
We aim to deliver all of our contracts better than on time and on budget to ensure our continued success.

page 12

Clear Stability
Having completed the restructuring of the Company, Stolt Offshore is now strong, stable and focused on delivering progressive growth in earnings.

page 13

Chairman's Statement
Mark Woolveridge

The achievement of a positive result for 2004 confirms that Stolt Offshore is now back on track as a leading contractor in the offshore construction sector.



Thank You

We owe an enormous debt of gratitude to the founding Chairman of Stolt Offshore, Jacob Stolt-Nielsen, a great entrepreneur, for his leadership and guidance over the last 32 years.



From founding Stolt-Nielsen Seaway, a specialist diving and ROV contractor, in the early days of North Sea exploration, Jacob Stolt-Nielsen steadily grew the Company, through good times and bad, by adding assets and capabilities as the technology of subsea exploration and construction developed. The growth continued with the acquisition of companies in Europe and in the U.S., to a point at which Stolt Offshore became an EPIC contractor with a global presence. The outstanding success of the Girassol development in 2002 marks a high point in this history of achievement. Jacob's legacy is to leave a well respected leading solution provider serving the international oil and gas industry.

With a strong backlog that reflects the steadily improving market conditions, I am confident that Stolt Offshore will now deliver acceptable annual increments in profits and sustained earnings growth.

Completing the Turnaround

The achievement of a positive result for 2004 confirms that Stolt Offshore is now back on track as a leading contractor in the offshore construction sector.

2004 was the transition year in which we completed the last of the loss-making 'Legacy Projects' in Africa. We also restructured our balance sheet, reduced our net debt and raised over $100 million in gross proceeds from the disposal of non-core assets and businesses, which includes $22 million attributable to joint venture partners.

A Much Stronger Company

Our new organisation is working well providing the proper level of control and accountability in both the bidding and management of our offshore projects. I believe that now, under Tom Ehret's guidance, we have one of the strongest management teams in the offshore construction industry. I would like to congratulate Tom and his management team, on behalf of the Board, for their considerable effort and success in not only bringing the Company back to profitability but for redefining our core markets and goals. I would also like to thank all members of the staff of Stolt Offshore for their contribution to the turnaround of the Company.

In January 2005, Stolt-Nielsen S.A. sold its 41.7% holding in Stolt Offshore marking the end of an association with the Stolt-Nielsen family that goes back to the foundation of the Company in 1973. Following this sale, Jacob Stolt-Nielsen, the founding Chairman, resigned from the Board. We owe an enormous debt of gratitude to Jacob, a great entrepreneur, for his leadership and guidance over the last 32 years.

Corporate Governance

Good corporate governance is a key priority of Stolt Offshore. We have five separate stakeholders; our shareholders, our staff, our customers, our suppliers and the community and environment at large. We must ensure that the best interests of all of our stakeholders are safeguarded. We have recently appointed a Board Committee with direct responsibility for corporate governance and the nomination of new Directors. Our Audit Committee continues to serve the Company well.

Positioned for Growth

As we go into 2005 we are engaged in a development and renewal plan for our fleet for the years ahead to enable us to continue to play a significant role in the offshore construction sector. We are also exploring opportunities for growth.

The fundamentals for the oil services industry have perhaps never been stronger. As our markets grow we are now able to be more selective as to which projects we bid, targeting those which are best suited to our particular strengths and assets.

With a strong backlog, that reflects the steadily improving market conditions, I am confident that Stolt Offshore will now deliver acceptable annual increments in profits and sustained earnings growth.



Mark Woolveridge
Chairman

Chief Executive's Statement
Tom Ehret

2004 saw the rebuilding of Stolt Offshore's backlog and the regaining of the confidence of our customers.



2004 Highlights

- **Full year net profit ahead of break-even target**
- **Field completion of all loss-making 'Legacy Projects'**
- **Contract awards in the year total over $2.2 billion**
- **Restructured balance sheet with net debt reduced from $356 million to $65 million net cash**

Post Year-End Events

- **Paragon Engineering sale for $15 million completes disposal programme of non-core assets and businesses, yielding $119 million in gross proceeds***
- **Placement of Stolt-Nielsen S.A. shareholding with U.S. and European institutions brings free float to 100%**
- **Revised Board composition**

The transformation of Stolt Offshore has had a significant impact on the culture of the Company. 2004 saw Stolt Offshore regain its winning mentality. As we go into 2005, Stolt Offshore is now a winning team which has the added strength and maturity of having successfully overcome a major crisis.

2004 – A Year of Transformation

2004 was a year of transformation for Stolt Offshore. It was the year in which the last of our 'Legacy Projects', were completed in a controlled manner. In addition, various commercial disputes were settled favourably, including the OGGS, Hubline and Burullus contracts, which together provided cash proceeds in excess of $100 million. We also settled the long outstanding Technip patent claim.

The planned disposal of non-core assets and businesses was progressed vigorously and successfully. This initiative also produced gross proceeds in excess of $100 million, which includes $22 million attributable to joint venture partners. Among these disposals was our ROV Drill Support business, the welding services company Serimer Dasa and a number of the older ships in our fleet. The planned disposal programme concluded early in 2005 with the sale of Paragon Engineering Services.

In the first half of the year we carried out two equity issues. In February we raised $100 million through a private placement. This was followed in May by another issue of shares, as a Subsequent Issue, raising a further $65.8 million. In April we converted $50 million of debt, held by Stolt-Nielsen S.A., to equity. In November we refinanced our debt with a new $350 million, five-year secured revolving credit and guarantee facility.

As a result of the two equity raisings, the debt to equity conversion, the proceeds from asset sales, positive cash flow from operations, which included negotiating improved payment terms from our customers, and our new banking arrangements, the Company's financial strength has been re-established. Furthermore, Stolt Offshore finished 2004 in a net cash position and with shareholders' equity improved by over $200 million to $315 million.

As a consequence of the financial restructuring of the Company, a fundamental change in shareholding took place. Our founding shareholder Stolt-Nielsen S.A. gave up its historical control of Stolt Offshore and two new independent Directors joined the Board in June. Stolt-Nielsen S.A. eventually sold their remaining 41.7% of the Company in January 2005, to qualified institutional buyers. Today Stolt Offshore has a fully distributed shareholding.

2004 also saw the re-building of Stolt Offshore's backlog and the regaining of the confidence of our customers. We were successful in winning over $2 billion in new orders during the course of the year, reaching year-end with a backlog of close to $1.8 billion.

As a final note on 2004, the transformation of Stolt Offshore, as described above, has had a significant impact on the culture of the Company. 2004 saw Stolt Offshore regain its winning mentality. As we go into 2005, Stolt Offshore is now a winning team which has the added strength and maturity of having successfully overcome a major crisis. There is of course more work to be done. We will continue to progressively improve the way that we manage our projects and develop market leading solutions for our customers. To this end, our goal is now to achieve 'Strength in Depth'.

* Includes $22 million attributable to joint venture partners and $19 million since year-end

Chief Executive's Statement continued

Clear Strategy

As a result of the two equity raisings, the debt to equity conversion, the proceeds from asset sales, positive cash flow from operations, which included negotiating improved payment terms from our customers, and our new banking arrangements, the Company's financial strength has been re-established.

Furthermore, Stolt Offshore finished 2004 in a net cash position and with shareholders' equity improved by over $200 million to $315 million.

Shareholding as at 1 February 2005 With no one investor holding more than 10% of the Company

- U.K. 18%
- Norway 22%
- U.S. 45%
- Germany 10%
- Elsewhere 5%


5%
18%
10%
22%
45%

Source: [illegible] Report

2005 – A Year of Confirmation
At the start of our 2005 financial year, we had over $1 billion of work already in hand for the year. By the time we reported our full year results in February, we had received over $700 million in letters of intent for new work since the start of the year. Given this encouraging starting position, our primary focus for 2005 is very clearly the efficient execution of our projects.

Our motto for the year is now one of 'Doing things right and doing the right things'. This principle governs the way that we are conducting the next phase of the evolution of Stolt Offshore.

People are Central to our Success – Our continued success depends upon building and retaining a high quality workforce. We are further strengthening our workforce with a substantial recruitment and training programme. The development programmes that we have in place for our people are 'best in class' in our industry.

Excellence in Health and Safety Performance is Essential – Our successful health and safety initiative, launched in our Northern Europe and Canada Region in 2004 – Positive Attitude to Subsea Safety (PASS) – will now be adopted by our entire Group.

Substantial Investment in our Asset Base – We go into 2005 with a capital expenditure budget of approximately $100 million for 2005, mostly for our fleet. This will ensure that the necessary maintenance, modification and upgrading work is undertaken on the key assets that govern our earnings stream.

Strengthening Operating and Engineering Groups – Engineering is at the heart of our business. Without excellent engineering we cannot have excellence in operations. We have recently reorganised the management of our engineering and operations teams to achieve greater levels of efficiency across the Group.

Strengthening Internal Controls – We are continually striving to increase our employee and management awareness of the benefits of strong discipline in the internal control arena.

Beyond 2005 – Our Visions and Goals are Clear

To Become 'The Contractor of Choice' – It is our intention to become 'The Contractor of Choice' in the offshore construction market, with particular emphasis on the Subsea Umbilicals, Risers and Flowlines ('SURF') market. To achieve this goal we also have to become 'The Employer of Choice' in our sector. We are working hard with the many initiatives that we already have in place to achieve this particular goal.

To Deliver Consistently Improving Results – It is our intention to deliver consistently improving results to our shareholders. A return to profitability in 2004 is the first step on this ladder. Stolt Offshore is now strong and has the will to win. We are working hard to ensure that we deliver excellent performance on all of our contracts in a strengthening market that will make this particular goal ever more achievable.

To Maintain our Global Presence – We will maintain our global presence through our activities in the IMR and Conventional market sectors. These activities will continue to support our primary focus on the SURF market.

To Consistently Improve our Safety and Quality Culture – Our perennial goal is to continuously improve our commitment to the safety of all of our people and those with whom we work. We will also maintain our commitment to deliver engineering solutions of the highest quality to our customers.

Stolt Offshore is now both strong and very clearly focused on its future goals and ambitions for 2005 and beyond. With improving market conditions and a strong backlog, I look forward to working with all those at Stolt Offshore to steadily deliver the goals that I have set out above to our shareholders.

Tom Ehret
Chief Executive

Clear Outlook

With steadily growing world demand for energy, limited OPEC excess production capacity, the increasing importance of offshore oil production and firming market conditions, the fundamentals for the offshore construction sector have never been stronger.

Business Fundamentals:

- Global demand for oil and gas is growing
- Limited OPEC excess production capacity
- Declining production from producing fields
- An increasing share of oil and gas production is coming from offshore
- Deepwater oil fields are of increasing importance
- Steady growth in core markets, particularly in SURF
- Market conditions are steadily improving in a prolonged growth cycle





2005 – A Year of Confirmation

At the start of the year we had over $1 billion of work already in hand for 2005. Our primary focus is the efficient execution of our projects.

Doing Things Right and Doing the Right Things

This is our motto for 2005 as we seek to deliver excellence in all that we do.

Our guiding principles are:

- People are central to our success
- Excellence in Health and Safety performance is essential
- Substantial investment in our asset base
- Strengthening operating and engineering groups
- Strengthening internal controls

Global Exploration and Production Drivers

With the demand for energy growing at some 1.5% per year and production from currently producing fields declining at some 5% per year, half of the oil and gas required to meet world demand by 2020 is not yet on stream.

MOEBD
(Millions of barrels of oil equivalent per day)


200
150
100
50
0
1990
1995
2000
2005
2010
2015
2020
Demand rate:
~1.5% growth per year
Additional production required
Existing production
Decline rate:
at least 5% per year

Source: Exxon Mobil

Clear Overview

With steadily growing world demand for energy, limited OPEC excess production capacity, the increasing importance of offshore oil production and firming market conditions, the fundamentals for the offshore construction sector have never been stronger.

Global Demand for Oil and Gas is Growing

World demand for energy continues to grow in what analysts predict to be a prolonged growth cycle driven in particular by development in the Eastern Hemisphere. At the same time, OPEC faces a reduction in sustainable excess production capacity. These two factors contribute to high oil price forecasts.

Year-on-year worldwide demand growth forecasts are in the order of 1.6% for oil and 2.3% for gas. The challenge of delivering new production to meet growing demand is exacerbated by the rate at which production from existing fields is declining as recoverable reserves are depleted.

As the search for new oil and gas fields continues, we see an ever greater proportion of world production coming from offshore fields, a trend which has been steadily increasing over the last 40 years. This trend is also seeing an ever larger proportion of offshore oil and gas production coming from water depths in excess of 500 metres in areas such as West Africa, South America and the U.S. Gulf of Mexico.

Growing demand for oil and gas and the declining production of existing fields are the two primary drivers for oil service companies such as Stolt Offshore who are engaged in the engineering and installation of the infrastructure required to bring new oil and gas fields on stream.

Stolt Offshore's Core Markets

As a pure play offshore engineering and construction contractor, Stolt Offshore has chosen to focus its operations on four markets:

SURF (Subsea Umbilicals, Risers and Flowlines)

In this market segment the Company includes the engineering, procurement, installation and commissioning of flowlines, risers and umbilical systems as well as export pipelines for subsea developments, in which the production wellhead is on the seabed. This market is particularly active in mature areas such as the North Sea and in deep water provinces such as West Africa and Brazil. This market, which has the greatest growth potential in the offshore construction sector, is our primary focus.

Conventional

This segment includes the engineering, procurement, fabrication, installation and commissioning of offshore platforms which are set on the seabed in shallow water, usually less than 300 metres, and their associated pipelines. For these types of installation the offshore wells produce from the platform deck.

IMR (Inspection, Maintenance and Repair)

This segment covers inspection of offshore infrastructure throughout the life of a producing field. This is carried out to verify the integrity of offshore structures and pipelines either as part of a regular maintenance programme or in the event of damage or functional degradation. We also include survey services in this segment either associated with new construction work or as part of the IMR function.

Trunklines

This segment includes the installation of oil and gas transportation pipelines. These are usually large diameter pipelines which typically transport gas from producing areas to shore based facilities or consuming countries.

Market Development Statistics

Market forecasting for the segments of the offshore construction market in which Stolt Offshore is active is difficult to quantify accurately, as there are a number of factors which dictate both the economics and the timing of new offshore developments. Stolt Offshore collects market data from a number of different sources, including directly from our customers. On the reasonable assessment of probabilities in each of our markets we anticipate the SURF market will see a compound annual growth rate of approximately 10% as shown on this page with other associated statistics.

Global and Offshore Production – Year-on-Year Trend

An increasing share of oil and gas production is coming from offshore.


Worldwide Oil Production
1.6%
Offshore Oil Production
3.9%
Worldwide Gas Production
2.3%
Offshore Gas Production
5.2%
0
1
2
3
4
5
6

Sources: IEA, BP

Worldwide Market Demand Growth by Segment – Year-on-Year Trend

With the rate of decline of production from producing fields running at 5%–10% per year, Stolt Offshore's markets are growing at between 2%–10% per year.


Production Decline of Existing Oil and Gas Fields
5–10%
Replacement of Production Decline and Increasing Demand Results in Growth of Stolt Offshore's Markets
Conventional
2–3%
IMR
3–5%
SURF
8–10%
-11
-10
-8
-6
-4
-2
0
2
4
6
8
10
11

Deepwater and Offshore Production Growth

Less than or equal to 500m
500 to 1,500m
Greater than or equal to 1,500m

2003 – 37.4 Million of Barrels of Oil Equivalent per Day

In 2003, 9% of all offshore oil and gas production came from water depths in excess of 500 metres.



9%
2%
5%
1%
Gas
Oil
94%
89%

Source: Institut Français du Pétrole

Deepwater and Offshore Production Growth

Less than or equal to 500m
500 to 1,500m
Greater than or equal to 1,500m

2010 – 50.5 Million of Barrels of Oil Equivalent per Day

By 2010, 19% of all offshore oil and gas production will come from water depths in excess of 500 metres.



6%
18%
7%
2%
Gas
Oil
91%
76%

Source: Institut Français du Pétrole

Worldwide SURF Market 2005–2007 Mapped Over Stolt Offshore's Geographical Regions

AFMED 27%
NEC 27%
NAMEX 21%
SAM 12%
AME 13%

Stolt Offshore is well positioned in key geographical areas to capture a significant share of the worldwide SURF market.



13%
27%
12%
21%
27%

Sources: Infield, Company Estimates

Who We Are and What We Do

A leading pure play offshore engineering and construction contractor to the offshore oil and gas industry.

Who We Are
Stolt Offshore is a leading offshore engineering and construction contractor to the oil and gas industry specialising in deepwater engineering, pipelay, construction, inspection, repair, maintenance and survey services. The Company, which is headquartered in London, operates in Europe, Africa and the Mediterranean, Asia, the Middle East and the Americas.

Where We Have Come From
Our roots go back to the 1970s, the early days of the offshore oil and gas exploration in the harsh environmental conditions of the seas of Northern Europe. Starting life as a company providing diving services and supplying remotely operated vehicles for the subsea construction projects that brought the first of the North Sea fields on stream, we have grown our abilities over the years by developing the first specialist diving support ships and then by adding engineering and pipelay capabilities.

With the growth of the offshore construction market from a business primarily located in the North Sea in the 1990s to one which is truly global, the Company has grown rapidly. During the period 1998 to 2000 we acquired companies that added the market positioning, the assets and the technologies that we needed to offer a comprehensive range of construction services to our customers. Following a period of consolidation in our market sector, Stolt Offshore is now one of four offshore construction contractors that work worldwide.

Whereas the growth by acquisition strategy was sound, with hindsight we paid too much for our acquisitions and failed to adequately integrate the various companies and cultures into a single entity. During this time a small number of mainly West African major projects were badly bid and managed. While the greater part of our global business remained solid, losses incurred on these contracts have impacted our financial results over the last four years.

Where We Are Today
A new senior management team joined Stolt Offshore in 2003 and undertook a major restructuring of the Company. The Company was refocused to serve a narrower segment of the offshore construction market in four parts. These are Subsea Umbilicals, Risers and Flowlines (SURF), the Conventional market for the installation of pipelines and small offshore platforms, the Inspection, Repair and Maintenance market (IMR), into which market segment we include the market for survey and positioning services and finally the Trunklines market.

Assets and businesses which were not related to our core markets were disposed of over the course of 2004 and early 2005. A new global organisation was put in place with clear lines of responsibility and accountability. The Company's financial strength was re-established by means of equity offerings, the sale of non-core assets and businesses, converting debt to equity, resolving outstanding commercial disputes, generating positive cash flow from operations and negotiating improved contract terms.

The previous controlling shareholder sold their remaining 41.7% holding in Stolt Offshore in January 2005 and the Company now has a fully distributed shareholding. From a loss of $418 million in 2003, the Company reported a profit of $5 million in 2004 with the last of the loss-making so called 'Legacy Projects' having now been completed.

Where We Are Going
With the strongest fundamentals for the oil service sector that we have seen, a continually firming market and a year-end backlog of some $1.8 billion, Stolt Offshore is now on course to deliver acceptable annual increments in profits and sustained earnings growth.

Our Key Products and Services
Stolt Offshore specialises in subsea construction work providing services that add value for our customers throughout the entire life cycle of an offshore oil or gas field. This includes engineering, flowline and pipeline lay, construction, inspection, maintenance and repair services much of which is conducted in deep water and harsh environments.

Our Key Customers
Our key customers are the multinational, national and independent oil and gas companies around the world. 71% of revenue in 2004 was from these customers.

Stolt Offshore worked for 91 separate customers during 2004, five of which accounted for 45% of revenue. These were Shell, Exxon Mobil, Chevron Texaco, Total and BP. The next five customers accounted for 19% of revenues. These were Statoil, Petrobras, Daewoo, BHP Billiton and BG International.

Our Competitors
The offshore oil and gas business is highly competitive. Consolidation in recent years has resulted in fewer but more substantial competitors. Stolt Offshore has three main competitors for the SURF market, with a larger number on a regional basis in our other market segments.

Stolt Offshore's mission is to design, procure, fabricate, install and maintain complete subsea pipeline and riser systems for the global offshore oil and gas industry.

We specialise in harsh marine environments where natural conditions demand first-rate experience, first-rate know-how and first-rate resources. We also deliver our products and services in more conventional water depths adjacent to deepwater oil and gas provinces.

Our business is conducted through projects. We invest in people and applied technology to enhance our performance and respond to new challenges. We operate as an integrated group of companies.

Where We Operate

Stolt Offshore operates in most parts of the world where there is offshore oil and gas exploration and production in deep water. The business is managed through regional offices each with profit and loss responsibility for their region.



14%

of total revenue

North America & Mexico (NAMEX)

This region contributed 13.7% of total revenues in 2004 from Conventional pipelay work in Trinidad, SURF projects in the U.S. Gulf of Mexico and IMR work, particularly following damage caused by Hurricane Ivan. The SURF market in this region is expected to grow.



Engineering and Construction are at the Heart of Our Business

The Company applies innovative and efficient solutions in response to the technical complexities that the industry faces.



43%

of total revenue

Africa & the Mediterranean (AFMED)

The AFMED region accounted for 43.2% of total revenues in 2004. Large projects in the SURF segment such as Greater Plutonio are typical of this region which also has an active Conventional market in platform fabrication and pipelay. There are a limited number of IMR projects.



4%

of total revenue

South America (SAM)

The majority of our operations in this region are in Brazil for Petrobras in what is essentially a single customer market. 4.4% of total revenue in 2004 came from this region. There are two ships on long-term contracts to Petrobras, one of which is due for renewal in 2005.



Substantial Investment in Our Asset Base

We are making a substantial investment in our asset base to maintain a high standard of efficiency and reliability.



27%

of total revenue

Northern Europe & Canada (NEC)

SURF, IMR and trunkline projects account for most of the business in this region which contributed 27.5% of total revenues in 2004. Small fields developed by tie-backs to existing infrastructure are typical of this region which also has some large field developments opening up particularly in Northern Norway. The Langeled Trunkline will be a significant feature of this region for two years. The IMR market is well developed.



3%

of total revenue

Asia & Middle East (AME)

The Asia & Middle East region accounted for 2.6% of total revenues in 2004 mostly coming from shallow water IMR, Conventional and survey projects in Indonesia. A new strategy of developing our participation in the SURF market in this region has led to the award of a significant pipelay project in Australia and a construction project in Sakhalin. The *Seaway Hawk*, a ship for the SURF market, has now been relocated to this region.



People are Central to Our Success

Our continued success depends upon building and retaining a high quality workforce.

Note: The Corporate element represents 9%

Clear Vision

Our total dedication to the subsea construction market is a significant strength in delivering efficiently engineered solutions to our customers.







Strategic Development
As our markets grow, we will grow Stolt Offshore to maintain or increase our market share with a clear focus on bottom line improvement.

As our core markets continue to grow we are looking at the future requirements of our customers for our assets and technologies to ensure that we will be able to deliver their future offshore construction projects in the most efficient manner.

In parallel with this study we are working on a fleet renewal programme which will define how we upgrade and replace our key assets in the years ahead.

Clear Vision
Stolt Offshore is a pure play global offshore engineering and construction contractor. All of our efforts are focused on our core subsea markets.

We believe that our total dedication to this market sector is a significant strength in delivering efficiently engineered solutions to our customers.

Our Values

- **We operate globally as a Group** – We have one identity, one set of values and one set of rules
- **Our customers are key** – We support our customers globally as we seek to meet their requirements in a safe and competitive manner
- **Projects are our business** – We continuously improve the planning, preparation and risk assessment on our projects. We develop our project teams to be the best in our industry
- **Engineering is at the heart of our business** – We deliver well-engineered solutions to our customers. We develop our engineers to be the best in the industry
- **People are central to our success** – We continuously develop our people to enhance our collective knowledge. We assist our people to meet their professional goals
- **We act on our commitments** – We have refocused, reorganised and restructured our Group. High performance is important to us. We want 'Success in Depth'

Global and Offshore Production – Year-on-Year Trend
An increasing share of oil and gas production is coming from offshore.


Worldwide Oil Production
1.6%
Offshore Oil Production
3.9%
Worldwide Gas Production
2.3%
Offshore Gas Production
5.2%
0
1
2
3
4
5
6

Sources: IEA, IFP

Clear Strengths

We have one of the strongest management teams in our sector, a strong balance sheet and a deepwater construction track record which is second to none.

Clear Strengths

- Our management team is one of the strongest in our sector
- As a pure play global offshore construction contractor, all of our expertise is focused on delivering optimum engineering solutions to our customers
- Our deepwater construction track record is second to none

Deepwater Track Record

Our deepwater engineering and installation expertise is particularly important as a steadily increasing proportion of offshore oil and gas production is coming from water depths in excess of 500 metres. Stolt Offshore was one of the first contractors to work in the deepwater oil and gas fields in Brazil and West Africa, where we have gathered a wealth of experience of developing and adapting technologies for very deepwater applications and of the installation and tie-in of subsea equipment.

Balance Sheet Highlights

For the year ended 30 November (in millions)	2004 $	2003 $
Cash and cash equivalents	**135.0**	81.9
Non-current assets	**606.2**	608.9
Long-term debt	**(69.7)**	(385.0)
Shareholders' equity	**314.6**	107.3

As at 30 November (in millions)	2004 $	2003 $
Backlog (Contracts)	**1,788**	812





New Deepwater Pipelay System

A new J-Lay system is being designed and built for the *Seaway Polaris*. By incorporating our knowledge of deepwater pipelay gained on West African operations with the state-of-the-art equipment and control systems now available, this new system will position Stolt Offshore as a world leader for deepwater pipelay.

'Hyperflow' Hybrid Riser Towers

The 'Hyperflow' Hybrid Riser Tower developed by Stolt Offshore is a proven, competitive and technically sound solution for transferring hydrocarbons between the seabed and a floating production facility. Relatively simple in design and fabrication, compared to Steel Catenary or Flexible Risers, the Hyperflow design provides superior insulation and suits most deepwater offshore developments.



Clear Responsibilities

We aim to deliver all of our contracts better than on time and on budget to ensure our continued success.

Project Management and Control
The continued success of Stolt Offshore depends on the efficient delivery of our projects on time and on budget. To ensure that this is achieved, a rigorously managed system of project targeting, estimating, cost and schedule risk modelling techniques are employed. These techniques, which are used throughout the life of the project to compare actual progress against planned performance, enable the checking of cost progression and the mitigation of our project risks.

Engineering is at the Heart of Our Business
All of our engineers will be enrolled on a programme offering structured development opportunities and career options across our Group that meet their capabilities and aspirations. We are also introducing a development programme for offshore managers, recognising the unique job that these individuals do under what are often difficult and potentially dangerous circumstances.

The use of 'best practice' performance management processes and a well structured reward policy are designed to help us develop and sustain a high performance culture across the Group.

Project Management
The success of our projects depends on rigid adherence to every facet of our project management and review processes.


Project targeting
Estimating
Project award
Project control
Project Management





Clear Responsibilities
Two of the keys to the future success of Stolt Offshore are the way that we recruit, develop and retain our high quality workforce and the way in which we manage our projects.



People are Central to Our Success
Our continued success depends upon building and retaining a high quality workforce. We have a Group-wide leadership development programme, designed to extend 'best in class' leadership practices throughout our organisation.

Comprehensive succession planning and talent management programmes enable us to identify and develop high potential individuals by offering stimulating and rewarding career options. It is our intention that our Project Manager Training Programme will be a leader in our industry.

Clear Stability

Having completed the restructuring of the Company, Stolt Offshore is now strong, stable and focused on delivering progressive growth in earnings.

Clear Stability
Having completed the major restructuring of the Company, Stolt Offshore is now strong, stable and focused on delivering progressive growth in earnings.

With a clear focus on core markets, a strong balance sheet and a quality backlog, our primary objective is now to strengthen our position as a leading contractor in the offshore construction sector.

A Restructured Company
The restructuring process, initiated in mid-2003 is now complete. Stolt Offshore has been transformed. We have refocused our business on our core markets. We have disposed of non-core assets and businesses. We have strengthened our balance sheet. We have diminished our debt.



Debt Reduction and Share Price Growth

■ Gross Debt ($m)
— Share Price ($)

A Appointment of new management – March 2003
B Commencement of restructuring – August 2003
C Completion of restructuring – May 2004
D Completion of refinancing – November 2004



500
400
300
200
100
0
7
6
5
4
3
2
1
0
D
Mar 03
May 03
Jul 03
Sep 03
Nov 03
Jan 04
Mar 04
May 04
Jul 04
Sept 04
Nov 04

Consolidated Statements of Operations Highlights

For the year ended 30 November (in millions, except per share data)	2004 $	2003 $
Net operating revenue	**1,241.9**	1,482.3
Gross profit (loss)	**112.9**	(84.2)
Net operating income (loss)	**28.7**	(380.5)
Net income (loss)	**5.1**	(418.1)
Net income (loss) per Common Share and Common Share equivalent:		
Basic	**0.03**	(4.51)
Diluted	**0.03**	(4.51)
Weighted average number of Common Shares and Common Share equivalents outstanding:		
Basic	**157.6**	92.6
Diluted	**159.5**	92.6

How We Have Done

2004 was a year of transformation for Stolt Offshore. It was a year in which we completed the last of our loss-making 'Legacy Projects', restructured our balance sheet, refinanced our debt and rebuilt our backlog.

Much Improved Operational Performance

2004 was a year of transformation and one in which the Company saw a major improvement in its operational and financial performance. During the year the 'Legacy Projects' which have had a significant negative impact on earnings in recent years, were completed. In addition, settlements were achieved on the outstanding disputes on the OGGS, Burullus and Hubline contracts.

A major increase in backlog was also achieved with over $2 billion in new work won. The planned disposal programme of non-core assets and businesses progressed with disposals generating gross proceeds in excess of $100 million, which includes $22 million attributable to joint venture partners.

The operational improvements in 2004 meant that the third quarter saw the Company's first profitable quarter for over two years. With settlements negotiated in the fourth quarter, notably on the Bonga and Yokri contracts, the Company reported a net profit of $5.1 million for the full year, a dramatic turn around from the performance of the prior two years.

New Share Capital and Refinancing During 2004

$165.9 million in new share capital was raised by means of a Private Placement in February and a Subsequent Issue in May 2004. In April, Stolt-Nielsen S.A. converted $50 million of debt to equity. A new $100 million bonding facility was put in place in February which was itself cancelled as part of a wider refinancing in November, which put in place a new $350 million revolving credit facility.

Outlook

The Company's backlog at year end was $1.8 billion of which $1.1 billion was due to be executed in 2005. Strong global energy demand and strong commodity prices are driving a sustained improvement in the oil service sector. Consequently the Company expects steady growth in its core markets.

Africa & the Mediterranean (AFMED)

The big success story in our regional businesses in 2004 was the remarkable turnaround in the AFMED region which returned to profit for the second half of the year. The completion and settlement of the Bonga and Sanha contracts mark the end of the 'Legacy Projects'. The Company's share of the formerly suspended Yokri contract was concluded in the fourth quarter. The AFMED region has the greatest growth potential particularly in the deepwater fields in West Africa where we are particularly strong in terms of market positioning and track record.

Ongoing major contracts in this region include the BP Greater Plutonio, Benguela Belize, Amenam II and Ehra projects.

Financial result $m	2004	2003
Net operating revenue	**536.0**	673.8
Operating expense	**477.8**	839.8
Net income (loss) before tax	**27.0**	(285.2)

Net operating revenue decreased due to the completion of the OGGS and Girassol projects. The main contributors to revenue were the Bonga, Sanha Bomboco, Benguela Belize, Erha and Amenam II projects, together accounting for 73% of revenues. The net pre-tax profit of $27.0 million is mainly due to favourable settlements on the Bonga and Yokri contracts and good margins on the non legacy contracts.

Revenue for 2005 is expected to be higher than for 2004, due to an increased level of offshore activity in the SURF and Conventional sectors.



Net (Loss) Income by Quarter
$ millions


100
80
60
40
20
0
-20
-40
-60
Q1
Q2
Q3
Q4

Northern Europe & Canada (NEC)

The performance from the NEC region has been very steady throughout the year with the excellent financial performance that we have now become accustomed to. The region delivered improved earnings in 2004 over 2003 from a lower revenue. A lot of work in 2004 went into preparation for the $250 million Langeled pipelay project that starts in 2005. Because of the consistently solid performance and high level of expertise, this region is now supporting projects in the AFMED and AME regions.

Financial result $m	2004	2003
Net operating revenue	**341.7**	387.6
Operating expense	**287.2**	343.0
Net income before tax	**46.1**	23.1

Net operating revenue was down by $45.9 million on 2003 following the completion of two large contracts in the Norwegian sector which were not replaced by contracts of the same magnitude. The improved profit before tax was due largely to better than expected ship utilisation, the release of warranty provisions on closed projects and the settlement of claims.

Revenue for 2005 will be higher than for 2004, due to the start-up of the offshore phase of the Langeled project.



Net Income (Loss) by Quarter
$ millions


30
24
18
12
6
0
-6
-12
-18
Q1
Q2
Q3
Q4

North America & Mexico (NAMEX)

The NAMEX result was the big disappointment for 2004, having started the year with expectations of the first profit for five years. A major equipment incident in the third quarter on a Trinidad pipelay project caused delays that impacted results and made it necessary to lay pipe in the winter months, when extreme weather conditions can be anticipated. Additional costs associated with pipelay operations negated the positive impact of an unusually high level of activity in the IMR sector following Hurricane Ivan. Following the pipelay problems in Trinidad there were management changes locally and a much strengthened technical input from the Group.

Financial result $m	2004	2003
Net operating revenue	**170.6**	200.6
Operating expense	**213.7**	208.9
Net loss before tax	**(49.3)**	(32.3)

Net operating revenue decreased by $30 million on 2003 following completion of the Duke Hubline project in the previous year. Revenues in 2004 were less than expected due to delays on the Trinidad pipelay programme. The loss in this region reflects the both delays on the pipelay programme and associated underutilisation of assets.

2005 revenues are expected to be higher than in 2004 due to the level of activity on the Trinidad pipelay projects.



Net (Loss) by Quarter
$ millions


40
32
24
16
8
0
-8
-16
-24
Q1
Q2
Q3
Q4

South America (SAM)

The activity in this region remains primarily two long-term ship charters for the *Seaway Condor* and the *Seaway Harrier* to Petrobras in Brazil, which deliver solid results provided that the ships work continuously. Ship utilisation was high throughout the year with the exception of the fourth quarter when both ships had thruster problems which impacted earnings.

Financial result $m	2004	2003
Net operating revenue	**55.0**	56.0
Operating expense	**41.0**	34.6
Net income before tax	**11.3**	18.2

Net operating revenue decreased by $1 million due to the sale of the ROV Drill Support business. Net income was down by $6.9 million due to the thruster problems in the fourth quarter and also because of provisions recorded for labour related claims.

Net operating revenue for 2005 is expected to be significantly lower than in 2004 as both ships are scheduled to be taken off contract for dry-docking. The long-term contract for the *Seaway Harrier* is up for renewal in 2005.



Net Income (Loss) by Quarter
$ millions


10
8
6
4
2
0
-2
-4
-6
Q1
Q2
Q3
Q4

Asia & Middle East (AME)

2004 was the first year in which this region delivered a positive result largely due to an increase in the level of IMR, Conventional and survey projects in Indonesia.

Financial result $m	2004	2003
Net operating revenue	**31.9**	26.8
Operating expense	**26.4**	26.8
Net income (loss) before tax	**2.5**	(6.5)

The turnaround from a loss of $6.5 million in 2003 to a profit of $2.5 million in 2004 was due to the higher activity level resulting in higher utilisation of assets.

For 2005 higher levels of revenues than the previous three years are expected due to the award of the Santos Casino project in the Bass Strait, a hyperbaric welding project off Sakhalin and the relocation of the *Seaway Hawk* to this region.



Net Income (Loss) by Quarter
$ millions


4.0
3.2
2.4
1.6
0.8
0
-0.8
-1.6
-2.4
Q1
Q2
Q3
Q4

Management Team



Tom Ehret
Chief Executive Officer
Tom Ehret joined Stolt Offshore as Chief Executive Officer in March 2003, prior to which he served as Vice Chairman of the Management Board of Technip and President of its Offshore Branch.

Having trained as a mechanical engineer, Tom started working life as an R&D engineer before entering into project management. He has worked in a variety of positions, both technical and commercial, and been in general management since 1982, for various offshore engineering and construction companies, including FMC Corporation, Stena Offshore, Coflexip Stena and latterly Technip.

He speaks French, German and English and has worked in France, the U.S. and the U.K.



Stuart Jackson
Chief Financial Officer
Stuart Jackson joined Stolt Offshore as Chief Financial Officer in April 2003 and has over 20 years experience in the energy sector.

Prior to joining Stolt Offshore, Stuart was Managing Director of NRG Energy Inc's U.K. power generation operations where he completed a leveraged management buyout and restructuring of the principal businesses. He joined NRG from Humber Power where he headed the trading, finance, commercial and HR functions. Stuart held senior finance positions at LASMO plc based in the Far East and North Africa, having completed five years managing their corporate finance function in London. Stuart started his career at Marathon Oil in the treasury and engineering development functions.

Stuart holds a BSc in Accounting and Financial Management from Loughborough University of Technology and is an FCMA.



Bruno Chabas
Chief Operating Officer
Bruno Chabas was appointed Chief Operating Officer in October 2002.

He has responsibility for all the day-to-day commercial and operational activity of all the five regions.

Since joining the Company in 1992 Bruno has held various positions in the U.K., France and the U.S., latterly serving as Chief Financial Officer. He has experienced the Company's rapid growth and has lived through all the major acquisitions.

Bruno holds an MA in Economics from the University of Science at Aix-en-Provence and an MBA from Babson College in Massachusetts.



Jean-Luc Laloë
Corporate VP Strategic Planning
Jean-Luc Laloë joined the corporate team in May 2003, and brings 25 years of experience in the international offshore construction industry.

After managing the 'Blueprint for recovery and value growth', Jean-Luc has responsibility for developing and implementing the strategies of the Stolt Offshore Group going forward.

With a Masters degree in Aeronautical & Space Engineering, Jean-Luc began his career as a naval architect. He has since held a broad variety of positions at several international locations with Stena Offshore, Coflexip Stena and latterly Technip, including Executive VP – North America; Managing Director – United Kingdom; VP Special Projects in Paris; CFO for Brazil; and VP Strategic Planning in Paris.



Mark Preece
Corporate VP Business Development
Mark Preece joined Stolt Offshore in February 2004 as Corporate VP Business Development.

He has extensive commercial, operations management and business development experience gained both in the U.K. and internationally.

Previously he was Managing Director with Bibby Line Ltd and with Stena Offshore, Coflexip Stena and latterly Technip, where he was Managing Director for Canada and Caspian; Senior VP U.K. and International Business Development (and Board Member of Genesis Oil and Gas); General Manager – Business Development; Sales and Marketing Manager; and Project Manager.

In his earlier offshore career he was a Ship's Master and a Marine Superintendent. Mark is a Master Mariner with an MBA from Henley Management College.



Keith Tipson
Corporate VP Human Resources
Keith Tipson joined Stolt Offshore at the beginning of November 2003 as Corporate VP Human Resources.

His role as a member of the Corporate Team is to develop and implement the Group HR strategy and develop the global HR team. He has responsibility for Resourcing, Performance and Reward, People Development and Internal Communications.

He has extensive international Human Resources experience in the engineering project sector gained primarily with the Dowty Group and Alstom, where prior to joining Stolt Offshore he held the position of Senior Vice President Human Resources, Power Sector based in Paris.



Johan Rasmussen
Corporate VP and General Counsel
Johan Rasmussen was appointed General Counsel to Stolt Offshore in 1996.

In his role as Corporate VP Legal Counsel he provides the essential ingredients of legal, contracting and risk management expertise to the corporate team. He is also the functional head for the Group legal and contract support teams within the regions and businesses, setting quality standards, levels of resourcing and development of the team.

Before joining Stolt-Nielsen Seaway in 1988, Johan who has a Masters Degree in Law from the University of Oslo, worked within a subdivision of the Norwegian Ministry of Defence and was also a Deputy Judge for two years in Haugesund District Court.



Allen Leatt
Chief Technology Officer
Allen Leatt joined Stolt Offshore's Corporate Team in September 2003. He is responsible for the Group's Engineering function, the fleet of Marine Assets, Group Operations and Supply Chain Management.

He holds a first degree in civil engineering, is a Chartered Engineer and member of the Institution of Civil Engineers in the U.K., and holds an MBA. He began his career in marine civil engineering with John Laing Construction Ltd, for five years, and then spent six years at SubSea Offshore Ltd, (now Subsea 7) as a Project Engineer and Project Manager. He joined what is now Technip in 1988, where he held a number of management and executive positions, ultimately as Executive Vice President for the SURF Product Line, responsible for corporate engineering, four manufacturing plants and a marine fleet of 14 vessels before joining Stolt Offshore.



Jean-Pierre Capron
VP Africa & Mediterranean (AFMED)
Jean-Pierre Capron joined Stolt Offshore in July 2003 as Regional VP of the Africa & Mediterranean Region (AFMED).

He has full responsibility for the commercial and operational activity in the region. Jean-Pierre has particular experience of turnaround situations, as COO of Technip in the mid-80s, Chairman and CEO of Renault Vehicules Industriels in the early 90s and latterly Chairman and CEO of Compagnie de Fives-Lille.

He is a graduate from both Ecole Polytechnique and Ecole Nationale Superieure des Mines de Paris, and started his professional life as an underground engineer in a coal mine. Jean-Pierre is based in the Nanterre office.



Oeyvind Mikaelsen
VP Northern Europe & Canada (NEC)
Oeyvind Mikaelsen was appointed Regional VP for the NEC region in 2003 and has full profit and loss responsibility for the region.

He began his career as a Contracts Manager with Kvaener followed by two years with Norske Shell as a Cost and Contracts Engineer. He joined Stolt Offshore in Norway in 1992 and has held positions in joint venture administration, contracts administration, project management and sales and marketing. In 2001, he was appointed VP Subsea Construction product line and was based in Aberdeen. He held this position prior to his present appointment.

Oeyvind has a Master of Science degree from the University of Science and Technology in Trondheim, Norway.



Quinn Hébert
VP North America & Mexico (NAMEX)
Quinn Hébert is Regional VP for the NAMEX region, a role he has been in since 1999.

Quinn joined Stolt Offshore from Ceanic Corporation when it was bought in 1998. He was the VP General Counsel and Secretary of that organisation and was heavily involved in the sale negotiations. He became the VP Corporate Counsel and VP Commercial of the region before being appointed to the Regional Manager position.

Quinn qualified at the Boston College Law School and began his legal career in a private practice in Louisiana and obtained significant experience in the corporate sector. It was in 1993 when he left to join American Oilfield Divers, which later changed its name to Ceanic Corporation.



Philippe Lamoure
VP South America (SAM)
Philippe Lamoure is Regional VP for the South America region, a role he has fulfilled since 1995.

The South America region has been an area of the Company that has constantly turned in good performance over the years.

Philippe, who has a degree in Commercial Business Administration, completed his military service in the French Navy as a diver, before moving into the commercial diving business in 1974. Since then he has held Operations Manager positions in Marseille and Rio De Janeiro, was Resident Manager in Tunisia and VP France, Africa and Middle East based in Marseille. He moved to Rio de Janeiro in 1995 to take on his present position. In 1992 Philippe attended the Management Development Programme at Harvard Business School.



Jeff Champion
VP Asia Pacific (AME)
Jeff Champion is Regional VP for the Asia Pacific region, based in Singapore.

He is responsible for all the day-to-day operational activity of the region and contributing to the strategy development of the new AME region.

Jeff has over 30 years' experience in Europe, the Middle East and South East Asia on major oil and gas related construction contracts. He has had wide experience of both general and project management on behalf of both clients and main contractors.

Jeff speaks English, French and basic Indonesian.

Board of Directors

As a NASDAQ listed company, Stolt Offshore is required to comply with a number of corporate governance requirements. Among these requirements is a provision in the NASDAQ Marketplace Rules requiring all listed companies to have a Board of Directors composed of a majority of independent directors. While the Company is not required to comply with this provision until July 2005, the Board has agreed and resolved to prospectively comply with this requirement.



Mr Jacob Stolt-Nielsen
Chairman to 2 February 2005
Mr Jacob Stolt-Nielsen served as Chairman of the Board from 1993 until his retirement on 2 February 2005. He is also currently Chairman of the Board of Stolt-Nielsen S.A. and served as Chief Executive Officer of Stolt-Nielsen S.A. from 1959 until 2000. He founded Stolt-Nielsen Seaway AS in 1973. He holds a degree from the Handelsgymnasium, Haugesund, Norway. Mr Jacob Stolt-Nielsen is a Norwegian citizen.



Mr Mark Woolveridge
Chairman from 2 February 2005
Mr Woolveridge has been a Director since 1993 and served as Deputy Chairman of the Board since 2002, until appointed Chairman of the Board on 2 February 2005. He held a number of positions with BP since 1968 and most recently served as Chief Executive Officer of BP Engineering from 1989 until his retirement in 1992. He had previously held the post of General Manager, Oil and Gas Developments, responsible for field development projects in the U.K. and Norwegian sectors of the North Sea, and served on the Board of BP Oil Ltd. He holds a Master's degree from Cambridge University and is a Fellow of the Royal Academy of Engineering and of the Institute of Mechanical Engineers. Mr Mark Woolveridge is a British citizen.



Mr George Doremus
Mr Doremus has been a Director since June 2004. He currently serves as CEO of and has an equity position in Gulf Energy Technologies. He worked at Aker Kvaerner ASA from 2001 to 2003 serving as Executive Vice President, Oil and Gas Process International and President of Houston region operations. He worked at Parsons Corporation from 1991, most recently as Vice President and Manager of Eastern Hemisphere Projects and Middle East Operations, and held various positions at Atlantic Richfield Corporation and Exxon Corporation earlier in his career. Mr Doremus is co-founder and was COO of The Business Resource Center, a mergers and acquisitions boutique which was sold to Chemical Bank in 1990. Mr George Doremus is a citizen of the U.S.



Mr Haakon Lorentzen
Mr Lorentzen has served as a Director since 2002. He is Managing Director of Lorentzen Empreendimentos SA of Rio de Janeiro, a diversified holding company with investments in Aracruz Celulose SA, Cia de Navegacao Norsul and a diversified IT portfolio. He is also Director of Aracruz Celulose, Cia de Navegacao Norsul, Ideiasnet, Advicenet and WWF Brazil. He holds a Bachelor's degree in Economics from Pontificia Universidade Catolica do Rio de Janeiro and a Harvard Business School Post Graduate Degree. Born in Oslo, Norway, Mr Haakon Lorentzen is a resident of Rio de Janeiro, Brazil.



Mr James B. Hurlock
Deputy Chairman
Mr Hurlock is a retired partner from the law firm of White & Case LLP and served as Chairman of its Management Committee from 1980 to 2000. He has served as a Director of Stolt Offshore since 2002 and was appointed Deputy Chairman in February 2005. He participated in the formation and served on the Board of Northern Offshore Ltd. which during the 1970s operated diver lock-out submarines and provided other services to the offshore oil industry. He holds a BA degree from Princeton University, an MA Jurisprudence from Oxford University and a JD from Harvard Law School. Mr James B. Hurlock is a U.S. citizen.



Mr Trond Ø. Westlie
Mr Westlie currently serves as Group Finance Director for the Telenor Group and has previously served as Group Executive Vice President and Chief Financial Officer of Aker Kvaerner ASA from 2002 to 2004. He has been a Director of Stolt Offshore since June 2004. Previous management positions include Executive Vice President and Chief Financial Officer of Aker Maritime ASA from 2000 to 2002 and Executive Vice President, Business Development for Aker RGI ASA from 1998 to 2000. Mr Westlie qualified as a State Authorised Public Auditor from Norges Handelshøyskole, Høyere Revisorstidiet and has served on numerous corporate boards. Mr Trond Ø. Westlie is a citizen of Norway.



Mr J. Frithjof Skouverøe
Mr Skouverøe has been a Director since 1993. He is a private investor and owner of a Norwegian/Swedish Industrial Group. He is also a member of the Board of Ocean Rig ASA, an offshore drilling contractor listed on the Oslo Stock Exchange. He was Chairman of the Board and Chief Executive Officer of Stolt-Nielsen Seaway (Seaway), a predecessor of Stolt Offshore, from 1990 to 1993. From 1976 to 1990, he held senior management positions in offshore contracting, within Seaway and in what is now the Aker Kvaerner group. He has an MBA from INSEAD and an MSc from the Technical University of Norway. Mr J. Frithjof Skouverøe is a Norwegian citizen.



Mr Tom Ehret
Mr Ehret was appointed to the Board of Directors in November 2003 and has served in the position of Chief Executive Officer of Stolt Offshore since March 2003. He came to the Company from his position as Vice Chairman of the Management Board of Technip and President of its Offshore Branch. Mr Ehret has experience of working with Comex, FMC Corporation, Comex Houlder Diving Limited, Stena Offshore, Coflexip Stena and latterly Technip. He has worked in all the major disciplines both technical and commercial and has been a Project Manager, New Product Development Manager, Marketing and Sales Manager, Managing Director, CEO and COO. Mr Tom Ehret is a French citizen.



Mr Niels G. Stolt-Nielsen
Retired 2 February 2005
Mr Niels G. Stolt-Nielsen served as a Director from 1999 until 2 February 2005. He has also served on the Board of Stolt-Nielsen S.A. since 1996 and has served as Chief Executive Officer of Stolt-Nielsen S.A. since 2000. From 1996 until 2001 he held the position of Chief Executive Officer of Stolt Sea Farm. Mr Stolt-Nielsen previously worked in Stolt-Nielsen Transportation Group. He is the son of Mr Jacob Stolt-Nielsen. He graduated from Hofstra University in 1990 with a BSc in Business and Finance. Mr Niels G. Stolt-Nielsen is a Norwegian citizen.

Audit Committee
Mr Trond Ø. Westlie, Chairman
Mr J. Frithjof Skouverøe
Mr James B. Hurlock

Governance and Nomination Committee
Mr James B. Hurlock, Chairman
Mr Haakon Lorentzen
Mr George Doremus

Compensation Committee
Mr J. Frithjof Skouverøe, Chairman
Mr Trond Ø. Westlie
Mr George Doremus

Management's Discussion and Analysis

Consolidated Financial Statements and Accompanying Notes

Notes to the Consolidated Financial Statements

Management's Discussion and Analysis



Stuart Jackson
Chief Financial Officer

Executive Summary

The Company

Stolt Offshore S.A., a Luxembourg company, together with its subsidiaries (collectively, 'the Company') is one of the largest offshore services contractors in the world. The Company designs, procures, builds, installs and services a range of offshore surface and subsurface infrastructure for the global oil and gas industry. The Company specialises in creating and applying innovative and efficient solutions in response to the technical complexities faced by offshore oil and gas companies as they explore and develop production fields in increasingly deeper water and more demanding offshore environments.

Commercial and Financial Recovery

In 2004, the Company experienced a major improvement in its operational and financial performance as compared to recent periods.

During 2003, the Company's new senior management developed and began to implement a new strategy, which included a stronger operational focus on: (i) the Company's capabilities in the design, installation and maintenance of subsea construction, umbilical, riser and flowline systems ('SURF') in deep water and harsh environments; (ii) Conventional platform and pipeline installation services in shallow water environments where doing so is complementary to the Company's deepwater SURF business ('Conventional'); and (iii) subsea inspection, maintenance and repair ('IMR') services to maintain an ongoing market presence in key deepwater areas and adjacent shallow water environments. In addition, the new management team identified a number of businesses and assets for disposal that were not critical to the success of the Company's refocused operations.

Additionally, the Company made changes in its personnel, operating structure and business processes. The changes included establishing clear lines of regional accountability within the realigned operating structure, responsibility for project execution, the adoption of revised policies in connection with tendering and contracting practices, changes in management, including the appointment of a Corporate Vice President of Project Controls, as well as regional project control managers to emphasise regional project responsibility and the implementation of new procedures for sales and marketing, project management, marine operations technology and engineering, strategic planning and supply chain management. In addition the Company realigned its operating structure into five geographical regions.

In the first quarter of fiscal year 2004, the Company resolved outstanding issues with respect to three major loss-making contracts: the Company settled disputed claims on the OGGS project in Nigeria; it resolved disputed variation orders with the Burullus Gas Company of Egypt; and the Company entered into a final settlement of its dispute with Algonquin Gas Transmission Company for claims on the Duke Hubline project. Further, on 18 March 2004, the Company announced an out-of-court settlement of the patent litigation with Technip. All these settlements were fully accounted for in fiscal year 2003.

On 18 February 2004, the Company announced the award of a $730 million contract for the development of the Greater Plutonio field (the 'Greater Plutonio project') located offshore Angola, West Africa. The contract was awarded by BP to a consortium the Company formed with Technip S.A., and represents the largest contract ever to be awarded to the Company.

On 20 February 2004, the Company and its Sonastolt joint venture sold to Oceaneering International, Inc. their Remotely Operated Vehicle ('ROV') drill support business, consisting of a fleet of 44 ROVs and certain ancillary equipment, together with related contracts and employees, for approximately $48 million. The sale realised about $25 million in cash to the Company after settling the interests of Sonangol, its joint venture partner in Angola and transaction costs. The Company received further cash from the joint venture in the form of dividends and loan repayments.

On 22 March 2004, the Company announced that, in addition to the 2005 Langeled pipelay work scope awarded to the Company in November 2003, the Langeled Group, with Norsk Hydro as operator, had exercised its option to award the Company the 2006 work scope for the Langeled pipeline, which on completion, will be the longest offshore pipeline in the world.

On 31 May 2004, the Company sold its wholly-owned welding services subsidiary, Serimer DASA S.a.r.l. ('Serimer DASA'), to Serimer Holdings S.A.S. for an after tax gain of $26.1 million. In the third and fourth quarters of 2004, the Company sold the *Seaway Explorer* and a number of smaller surplus assets.

The operational improvements during 2004 meant that the third quarter of fiscal year 2004 was the Company's first profitable quarter for over two years. During the fourth quarter of fiscal year 2004, negotiations were completed for the settlement of variation orders and claims on contracts, which were concluded during the quarter, notably on the Bonga and Yokri projects.

Management's Discussion and Analysis continued

For the fiscal year ended 30 November 2004, the Company reported a net profit of $5.1 million. This included an aggregate positive impact of $12.5 million attributable to changes in original estimates on the major projects, a charge of $9.4 million for impairment of tangible fixed assets, a gain on disposal of subsidiaries of $25.2 million, and a gain on the disposal of fixed assets of $4.7 million.

The improved results in 2004 represented a dramatic turnaround from the prior two years.

During fiscal year 2002, the Company experienced unanticipated operational difficulties related to a number of major projects, and the Company reported a net loss for the year of $151.9 million. This included an aggregate negative impact of $58.8 million attributable to changes in original estimates on major projects, and a charge of $106.4 million for impairment of goodwill and other intangible assets. For the fiscal year ended 30 November 2003, the Company reported a net loss of $418.1 million. This included an aggregate negative impact of $216.0 million on net income attributable to changes in original estimates on major projects, and a charge of $176.6 million for impairment of fixed assets.

The most significant components of the operational difficulties occurred on a number of projects, primarily in the AFMED region, first undertaken in earlier periods. In addition to the operational difficulties, during 2003 the Company experienced continued delays in its recovery of amounts owed to it and delayed settlement of claims and variation orders on major projects. These issues had significant adverse effects on the Company's liquidity throughout 2003. They also impaired the Company's ability to maintain compliance with the requirements of its financing agreements. Throughout 2003, the Company engaged in almost continuous discussions with its primary lenders, and agreed to amendments to its financing agreements to avoid defaults under those financing agreements. During 2004, the Company entered into new financing arrangements and raised significant new equity capital to improve its financial position.

New Share Capital Issued

On 16 February 2004, the Company issued and sold 45.5 million Common Shares (the 'Private Placement'), raising gross proceeds of approximately $100 million. This was followed by an issuance of 29.9 million Common Shares (the 'Subsequent Issue') to existing shareholders at the same price as the Private Placement, which generated approximately $65 million in gross proceeds in May 2004. On 20 April 2004, Stolt-Nielsen S.A.('SNSA') converted a $50 million subordinated note owing from the Company to SNSA into 22.7 million Common Shares (the 'Debt Conversion'), thus providing a $215 million increase in shareholders' equity before deduction of expenses.

The New Bonding Facility and the Intercreditor Deed

On 12 February 2004, the Company entered into a new $100 million performance bond facility, which provided it with the ability to offer bank guarantees and other forms of surety that are often required in the normal course of business to bid on and win new contracts. In addition, the Company entered into an intercreditor override and security trust deed, dated 12 February 2004 (the 'Intercreditor Deed'), that incorporated changes to and superseded the covenants and security in the Company's then existing financing facilities.

The $350 million Revolving Credit Facility

By 8 November 2004 the Company's financial situation had improved sufficiently so that it was able to enter into a new $350 million multi-currency revolving credit and guarantee facility with a consortium of banks which now provides the main source of finance for the Company. This facility, together with existing cash balances, was used to retire all other borrowings, and the $100 million performance bond facility was terminated. The new $350 million facility will be used for general corporate purposes, including the issuance of guarantees to support contract performance obligations and other operating requirements.

The facility provides for revolving loans of up to $175 million during the first three years, up to $150 million for the fourth year, reducing to $125 million for the fifth year until final maturity at 8 November 2009. The remaining capacity under the $350 million facility is available for bonding with a final maturity no later than 8 May 2011.

Outlook

The Company was more successful in fiscal year 2004 than in recent years in winning new contracts to replenish its order book, and the Company's backlog at 30 November 2004 stood at $1.8 billion, of which $1.1 billion is expected to be executed in fiscal year 2005. This compares to a backlog at 17 February 2004 of $0.9 billion, of which $0.6 billion was for fiscal year 2004.

Strong global energy demand, together with limited excess production capacity and correspondingly high commodity prices, are driving a sustained improvement in the oil and gas service sector. Consequently the Company expects steady growth in the core markets in which it operates.

Company History

A publicly traded company since May 1993, the Company was established through the merger of the businesses of two leading diving support services companies, Comex Services S.A. and Stolt-Nielsen Seaway A/S, which were acquired by SNSA in separate transactions in 1992. At the time of acquisition, Comex Services S.A. was a leading worldwide subsea services contractor, which pioneered deepwater saturation diving and subsea construction using both manned and unmanned techniques. Stolt-Nielsen Seaway A/S operated principally in the North Sea and pioneered the development and use of specially designed, technologically sophisticated diving support ships and ROVs to support operations in hostile deepwater environments.

In August 1998, the Company acquired the Houston-based Ceanic Corporation ('Ceanic'), a publicly traded subsea contractor, for approximately $219 million. Ceanic provided a range of subsea services and products to the offshore oil and gas industry in the Gulf of Mexico and inland underwater services to domestic and governmental customers. With this acquisition the Company acquired a substantial fleet of ships mostly designed for shallow water work, ROVs and other related technologies. On 7 December 1999, the Company completed a transaction to form a joint venture entity, NKT Flexibles, a manufacturer of flexible flowlines and risers for the offshore oil and gas industry. The Company owns 49% of NKT Flexibles and the remaining 51% is owned by NKT Holdings A/S. The total consideration for the Company's share in the joint venture was $36.0 million, funded partly by cash and partly by the issuance of Class A Shares subsequently converted into Common Shares on a one-for-one basis. This investment secured the Company's supply of flexible pipeline products. During fiscal year 2003, Stolt Offshore contributed a further $12.6 million of capital.

On 16 December 1999, the Company acquired the French offshore construction and engineering company ETPM S.A. ('ETPM') from Groupe Vinci S.A. ('Vinci'). The total consideration for this acquisition, including debt assumed, was approximately $350 million, funded partly by cash and partly by the issuance of 6.1 million Common Shares. The parties had agreed that in the event these shares were sold at prices per share of less than $18.50 after two years, the Company would have to pay an additional cash consideration equivalent to the difference between the sales prices and the $18.50 per share. The aforementioned shares were sold in 2002 and the Company has settled its liability with respect to such sale. ETPM had a significant market position in West Africa (now a part of the Company's AFMED region), which today is one of the fastest-growing markets for the Company's services. As part of the financing for the ETPM acquisition, the Company, in February and May 2000, issued a total of 19.7 million Class A Shares to SNSA for approximately $200 million. The Company's Class A Shares have since been converted to Common Shares on a one-for-one basis.

On 18 July 2001, the Company acquired the Paris-based engineering company Ingerop Litwin S.A. On 4 September 2001, the Company acquired a controlling interest in the Houston-based engineering company, Paragon Engineering Services, Inc. The consideration paid for these two acquisitions was $16.7 million, including deferred consideration in respect of Paragon. The intent of these acquisitions at the time was to add conceptual design and detailed engineering skills as a stand-alone resource for the Company. Subsequently, the Company sold Paragon Litwin and Paragon Italia S.r.L. on 9 June 2004 to Bateman Oil & Gas BV for a loss of $0.9 million, while on 19 January 2005, the Company sold Paragon Engineering Services, Inc. to AMEC plc., yielding a gain on sale of $2.1 million. Upon the sale the Company retained approximately 100 engineers to perform the engineering services previously provided to the Group by Paragon Litwin, Paragon Italia S.r.L. and Paragon Engineering Services, Inc. (the 'Paragon Companies').

In August 2002, the Company sold the assets of Big Inch Marine Systems Inc, a wholly owned subsidiary located in Houston, Texas, specialising in the design and manufacture of connection flanges for large diameter subsea pipelines. This disposal realised $23.5 million of proceeds, and resulted in a gain on sale of $8.0 million.

On 20 February 2004, the Company and the Sonastolt joint venture sold to Oceaneering International Inc. their ROV drill support business, consisting of a fleet of 44 ROVs and certain ancillary equipment, together with related contracts and employees, for approximately $48 million. The Company's share of net proceeds was $25.0 million, after deducting proceeds due to the Sonastolt joint venture and transaction costs. The Company recorded a gain of $2.0 million on disposal in the first quarter of fiscal year 2004.

On 29 May 2004, the Company sold its wholly-owned welding services subsidiary Serimer DASA, which was held for sale as at 30 November 2003, to Serimer Holdings SAS, for $38.2million, which yielded a gain on disposal of $26.1 million.

On 13 January 2005, the Company announced that SNSA had placed the 79,414,260 Common Shares they previously held with institutional investors in both the U.S. and Europe. As a result, SNSA no longer owns any shares in the Company.

Business Segments
The Company's operations are managed through five geographical segments, as well as, the Corporate segment, through which the Company manages its activities that serve more than one region, as described in more detail below. Each region is headed by a Vice President who is responsible for managing all aspects of the projects within the region, from initial tender to completion. Each region is accountable for profits and losses for such projects. Each region may provide support to other regions.

The Company has business segments based on the geographic distribution of its activities as follows:

Segment Geographic Coverage
Africa and the Mediterranean Region (AFMED)
Includes all activities in Africa, the Mediterranean and Caspian Sea, (but excludes Azerbaijan) and has its regional office in Nanterre, France. The Company operates fabrication yards in Nigeria and Angola.

Northern Europe and Canada Region (NEC)
Includes all activities in Northern Europe, Eastern Canada, Greenland and Azerbaijan and has regional offices in Aberdeen, U.K. and Stavanger, Norway.

North America and Mexico Region (NAMEX)
Includes activities in the United States, Mexico, Central America, and Western Canada and has its regional office in Houston, Texas, United States. The Company also operates a fabrication yard in the United States (New Orleans, Louisiana), where it assembles and constructs offshore infrastructure equipment.

South America Region (SAM)
Includes all activities in South America and the islands of the southern Atlantic Ocean and has its regional office in Rio de Janeiro, Brazil. Its principal operating location is Macae, Brazil.

Asia and the Middle East Region (AME)
Includes all activities in Asia Pacific, India, and the Middle East (but excludes the Caspian Sea) and has its regional office in Singapore with satellite offices in Jakarta, Indonesia and Perth, Australia.

Corporate
Includes all activities that serve more than one region. These include:

- Assets which have global mobility including construction and flowline lay support ships, ROVs, trenchers, ploughs, and other mobile assets that are not allocated to any one region; certain of the assets included in the Corporate segment in previous periods have been classified as 'Assets Held for Sale' as at 30 November 2004;
- Management and corporate services provided for the benefit of all the Company's businesses;
- Paragon Engineering Services, Inc. The Company sold Paragon Engineering Services, Inc. effective 19 January 2005 to AMEC plc.;
- NKT Flexibles, a joint venture that manufactures flexible pipeline and risers; and
- Seaway Heavy Lifting Ltd. ('SHL'), a joint venture with a subsidiary of the Russian oil company Lukoil-Kaliningradmorneft plc, which operates the heavy lift ship *Stanislav Yudin*.

Up to the date when the businesses were sold, Corporate also included management of:

- Paragon Litwin S.A. and Paragon Italia S.r.L. The Company sold its interest in these engineering units effective 9 June 2004 to Bateman Oil and Gas BV; and
- Serimer DASA, a contract welding services entity employed both onshore and offshore by pipelay contractors, which was sold effective 29 May 2004 to Serimer Holdings SAS.

The Corporate office is located in Sunbury, U.K.

Critical Accounting Policies
The Company's significant accounting policies are described in Note 2 to the Consolidated Financial Statements. The preparation of the Company's financial statements requires management to make estimates and judgements that affect the amounts reported in the Company's financial statements and accompanying notes. The Company bases its estimates on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management has identified the following policies as critical because they may involve a high degree of judgement and complexity.

Project Accounting – Revenue Recognition and the Use of the 'Percentage-of-Completion' Accounting Method
Substantially all of the Company's projects are accounted for using the percentage-of-completion method, which is standard for the Company's industry. Under the percentage-of-completion method, estimated contract revenues are accrued based on the ratio of costs incurred to date to the total estimated costs, taking into account the level of physical completion. Estimated contract losses are recognised in full when determined. Contract revenues and total cost estimates are reviewed and revised periodically as work progresses and as change orders are approved. Adjustments based on the percentage-of-completion are reflected in contract revenues in the reporting period. To the extent that these adjustments result in a reduction or elimination of previously reported contract revenues or costs, the Company would recognise a charge against current earnings. Such charge may be significant depending on the size of the project or the adjustment. Additional information that enhances and refines the estimating process is often obtained after the balance sheet date but before the issuance of the financial statements. Such late information results in an adjustment of the financial statements unless the events occurring after the balance sheet date are outside the normal exposure and risk aspects of the contract.

The percentage-of-completion method requires the Company to make reasonably dependable estimates of progress toward completion of contracts and contract costs. As discussed in 'Revision of Estimates on Major Projects', in fiscal years 2002 and 2003, the Company experienced frequent and significant deterioration of results as compared with original estimates with respect to results relating to a number of projects, including Conoco CMS3, Bonga, Burullus and OGGS. Although the actual results differed significantly from original estimates on these projects, the Company does not believe its original estimates were unreliable. Rather, the Company believes it assesses its business risks in a manner that allows it to evaluate the outcomes of its projects for purposes of making reasonably dependable estimates. Nevertheless, the Company's business risks have involved, and will continue to involve, unforeseen difficulties, including weather, economic instability, labour strikes, localised civil unrest, and engineering and logistical changes, particularly in major projects. The Company does not believe its business is subject to the types of inherent hazards described in AICPA Statement of Position ('SOP') No. 81-1 'Accounting for Performance of Construction-Type and Certain Production-Type Contracts', that would indicate that the use of the percentage-of-completion method is not preferable.

If the Company was unable to make reasonably dependable estimates, the Company would be obliged to use the 'zero-estimate-of-profit' method or the 'completed-contract' method. Under the zero-estimate-of-profit method, the Company would not recognise any profit before a contract is completed. Under the completed-contract method, all costs, revenues and profits are accumulated in the balance sheet accounts until project completion. Under both of these methods, the Company would not recognise project profits until project completion but would recognise a project loss as soon as the loss became evident. If the Company is unable to continue to use the percentage-of-completion method of accounting, the Company's earnings may be materially adversely impacted.

Project Accounting – Revenue Recognition on Variation Orders and Claims
A major portion of the Company's revenue is billed under fixed-price contracts. Due to the nature of the services performed, variation orders and claims are commonly billed to the customers in the normal course of business and are recognised as contract revenue where recovery is probable and can be reasonably estimated. In addition, some contracts contain incentive provisions based on performance in relation to established targets, which are recognised in the contract estimates when the targets are achieved. Many of the delays and cost overruns discussed in 'Revisions of Estimates on Major Projects', were the subject of claims and variation orders. Throughout fiscal years 2003 and 2004, the Company had significant difficulty resolving these claims and variation orders, and a considerable amount of judgement was required to assess to what extent the customers would accept and pay these. As at 30 November 2004, no revenue relating to unagreed claims or disputed receivables was included in reported turnover or receivables that has not been subsequently collected in full.

Tangible Fixed Assets, Goodwill and Other Intangible Assets
This subject is included under 'Critical Accounting Policies' due to the qualitative factors involved in determining fair values and preparing cash flow projections for assets over which there are impairment issues and because of the large net book value of such assets.

Fixed assets are recorded at cost, and depreciation is recorded on a straight-line basis over the useful lives of the assets, except for ships, which are considered to have a residual value of 10% of the acquisition cost. Management uses its experience to estimate the remaining useful life of an asset, particularly when it has been upgraded.

Management's Discussion and Analysis continued

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination, and is not subject to amortisation. Rather the balance is reviewed for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The only goodwill in the Company's balance sheet is $5.3 million in respect of the acquisition of the Paragon Companies. The sale of Paragon in January 2005 supported this goodwill value.

In accordance with SFAS No. 144 'Accounting for the Impairment or Disposal of Long-lived Assets', tangible fixed assets, and other intangible assets subject to amortisation, are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset. The fair value is determined either through the use of an external valuation, or by means of an analysis of future cash flows on the basis of expected utilisation and daily charge-out rates. Where cash flow forecasts are used, any impairment charge is measured by comparing the carrying value of the asset against the net present value of future cash flows, discounted using the Company's weighted average cost of capital.

Management's judgement is required to determine the appropriate business assumptions to be used in forecasting future cash flows. When the Company records an impairment charge, this creates a new cost base for the assets that have been impaired. The Company has discussed specific impairment charges recorded in 'Results of Operations – Impairment of Tangible Fixed Assets'.

In addition, management's judgement was required in applying the criteria for classifying assets held for sale as specified in paragraph 30 of SFAS No. 144. In particular, management was required to assess whether or not it was probable that the sale would be completed within one year, by carefully evaluating the status of negotiations with potential purchasers of each business and asset. Assets held for sale are valued at the lower of carrying amount and fair value, less the cost to sell. Where fair value less costs to sell is lower than the cost, the Company records an impairment charge for the difference.

Recognition of Provisions for Contingencies

The Company, in the ordinary course of business, is subject to various claims, suits and complaints involving customers, subcontractors, employees, tax authorities, etc. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if information available prior to issuance of the financial statements indicates it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with SFAS No. 5 'Accounting for Contingencies', as interpreted by FASB Interpretation No. 14 'Reasonable Estimation of the Amount of a Loss', if the Company has determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, the Company will provide for the lower amount of the range. The provision is subject to uncertainty and no assurance can be given that the amount provided in the financial statements is the amount that will be ultimately settled. If the provision proves not to be sufficient, the results of the Company may be adversely affected. The notable legal claims made against the Company are discussed fully in Note 26 to the Consolidated Financial Statements and are summarised in 'Legal, Regulatory and Insurance Matters'.

The Company also provides for warranty costs arising in relation to its long-term contracts if they qualify for recognition in accordance with SFAS No. 5, as detailed above. At the conclusion of each project, an assessment is made of the areas where potential claims may arise under the contract warranty clauses. Where a specific risk is identified and the potential for a claim is assessed as probable, an appropriate warranty provision is recorded. This judgement requires a high level of experience. Warranty provisions are eliminated at the end of the warranty period except where warranty claims are still outstanding.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109 'Accounting for Income Taxes'. This standard requires that deferred tax assets and liabilities are recognised, based on the differences between the financial reporting and tax basis of assets and liabilities and measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. The Company determines deferred tax assets for each tax paying entity or group of entities that are consolidated for tax purposes. A valuation allowance is established to reduce the amount of the deferred tax asset that the Company believes, based upon objectively verifiable evidence, is more likely than not to be realised. In determining the valuation allowance the Company has regard to forecasts of future taxable income, the future reversals of existing temporary taxable differences and whether future tax benefits carried forward in tax returns will ultimately be permitted as tax deductible by the relevant taxing authority. Ultimately the Company needs to generate taxable income in the jurisdiction where it has deferred tax assets. As the estimates and judgements include some degree of uncertainty, changes in the assumptions could require the Company to adjust valuation allowances.

The Company operates in many countries and is therefore subject to the jurisdiction of numerous tax authorities as well as cross-border tax treaties concluded between Governments. The Company's operations in these countries are taxed on different bases; net profit, deemed profit (generally based on the turnover) and withholding taxes based on turnover. The Company determines its tax provision based on its interpretation of enacted tax laws and existing practices, and uses assumptions regarding the tax deductibility of items and the recognition of revenue. Changes in these assumptions could have an impact on the amount of income taxes that the Company provides for in any given year.

In the normal course of its business the Company's tax filings become subject to enquiry and audit by the tax authorities in jurisdictions where the Company has operations. The enquiries may result in additional assessments to taxation, which the Company aims to resolve through an administrative process with tax authorities and failing that through a judicial process. Forecasting the ultimate outcome includes some uncertainty.

Management has established internal procedures to regularly review the status of disputed tax assessments and utilises such information to determine the range of likely outcomes and establish tax provisions for the most probable outcome. Notwithstanding this, the possibility exists that the amounts of taxes finally agreed could differ from that which has been accrued. In addition the Company has, under the guidance in SFAS No. 5 'Accounting for Contingencies' provided for taxes in situations where tax assessments have not been received, but it is probable that the tax ultimately payable will be in excess of that filed in tax returns. Such instances can arise where the auditors or representatives of the local tax authorities disagree with the Company's interpretation of the applicable taxation law and practice.

Accounting for Derivatives

It is the policy of the Company to apply hedge accounting in accordance with SFAS No. 133 'Accounting for Derivative Instruments and Hedging Activities' when accounting for derivative instruments such as forward currency contracts and currency swaps. This standard requires gains and losses resulting from changes in the market value of derivative contracts to be deferred in the Company's accounts until such time as the underlying transaction affects earnings. It also requires management to ensure that adequate documentation is in place at the inception of the hedging contract to support its treatment as an effective hedge for an underlying business transaction. The judgement of management is required to estimate the fair value of instruments that have no quoted market prices, and forecast the probable date and value of the underlying transaction.

During August 2003, the Company closed out the majority of its foreign exchange positions to ensure that the Company had sufficient liquidity to fund its operations and to provide for a potentially protracted period of negotiation with certain major customers regarding settlement of claims and variation orders. The Company realised a $28.2 million gain when these positions were closed. This gain was deferred in 'Other Comprehensive Income' in the Consolidated Statement of Shareholders' Equity and has been fully released to the results of operations in line with the original underlying transactions for which the hedges were designated during fiscal years 2003 and 2004, (see Note 27 'Financial Instruments'). In order to mitigate currency exposures during the period between August 2003 and November 2004 when forward contracts were not available from commercial banks due to the Company's financial position, a number of projects were negotiated to allow the Company to be paid in currencies matching the anticipated outflows on the contract. Where appropriate, any embedded derivatives identified have been accounted for in compliance with SFAS No. 133.

Employee Stock Plans
The Company accounts for its stock options using the intrinsic-value method prescribed in Accounting Principles Board Opinion No. 25 'Accounting for Stock Issued to Employees' ('APB No. 25'). Accordingly, compensation cost of stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the measurement date over the option exercise price and is charged to operations over the vesting period. For plans where the measurement date occurs after the grant date, referred to as variable plans, compensation cost is remeasured on the basis of the current market value of the Company's stock at the end of each reporting period. The Company recognises compensation expense for variable plans with performance conditions if achievement of those conditions becomes probable. As required by SFAS No. 123 'Accounting for Stock-Based Compensation' ('SFAS No. 123'), the Company has included in these financial statements the required pro forma disclosures as if the fair-value method of accounting had been applied.

As explained under 'Selling, General, and Administrative ('SG&A') Expenses' below, in 2004 the Company has put in place a Key Staff Retention Plan ('KSRP') to secure the services of certain senior executives through to the first quarter of fiscal year 2007. This plan is a variable plan as defined in APB No. 25, and provides for deferred compensation as a combination of cash and performance-based share options, linked to the attainment of a number of strategic and financial objectives for each of the fiscal years 2004, 2005 and 2006. The objectives fixed in the plan, and agreed by the Compensation Committee of the Company's Board of Directors, include targets for net profit, management team retention, bonding lines, internal controls over accounting and audit, business growth and restructuring.

The Company has accrued for the proportion of compensation expense relating to the service period completed to date. Total expected compensation for the three-year plan was calculated taking into account the probability of the performance conditions being met over the period of the plan. Management's judgement is required to determine these probabilities.

Factors Affecting the Company's Results of Operations

Business Environment
The market for the Company's services depends upon the success of exploration and the level of investment in offshore exploration and production by the major oil companies. Such investment is cyclical in nature. Following a period of increasing oil prices in recent years, there has been a progressive increase in investment in offshore exploration and production by the major oil companies and the Company expects to see a continued expansion of demand in fiscal year 2005 for its services, with this trend continuing over the next few years. This trend is evident in the high numbers of invitations to tender received by the Company, as well as the increasing level of its order backlog.

Tendering Strategy
The Company was less successful in fiscal year 2003 than in previous years in winning new contracts to replenish its order book, which resulted in a reduction of 16% in revenue in fiscal year 2004 as compared to 2003. This is partly attributable to the more stringent tendering practices adopted in fiscal year 2003 as described in 'Revisions of Estimates on Major Projects' below, as well as other competitive factors.

Seasonality
Over the past three years, a significant portion of the Company's revenue has been generated from work performed in the North Sea and North America. Adverse weather conditions during the winter months in these regions usually result in low levels of activity, although this is less apparent than in the past due to technological advances. Further, offshore West Africa, optimal weather conditions exist from October to April, and most offshore operations are scheduled for that period. As a result, full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters. Additionally, during certain periods of the year, the Company may be affected by delays caused by adverse weather conditions such as hurricanes or tropical storms in the Gulf of Mexico. During periods of curtailed activity due to adverse weather conditions, the Company continues to incur operating expenses, but the Company's revenues from operations are deferred.

Ship Utilisation
The Company's results are materially affected by its ability to optimise the utilisation of its ships in order to earn revenues. The following table sets forth the average ship utilisation by quarter for the Company's fleets of dynamically positioned deepwater and heavy construction ships, light construction and survey ships, and trunkline barges and anchor ships. The utilisation rate is calculated by dividing the total number of days for which the ships were engaged in project-related work in a quarter by 87.5 days per quarter or 350 days annually, expressed as a percentage. The remaining 15 days are attributable to routine maintenance.

Utilisation Rate
For the year ended 30 November

	2004	2003	2002
Deepwater and heavy construction ships	**84**	77	80
Light construction and survey ships	**80**	54	61
Trunkline barges and anchor ships	**52**	63	48

The utilisation of deepwater and heavy construction ships is the most significant in terms of impact on the Company's performance. Utilisation of these ships increased in 2004 primarily as a result of two factors: The Seaway Explorer, which had only 72% utilisation during fiscal year 2003, was sold in fiscal year 2004 and the Discovery had 100% utilisation during fiscal year 2004 due to a large volume of activity in West Africa.

The utilisation of light construction and survey ships has improved significantly since fiscal year 2003. This is attributable to the fact that two vessels with low utilisation rates during fiscal year 2003, the *Seaway Pioneer* and the *Seaway Rover*, were sold during fiscal year 2004 and the fact that the *Seaway Legend* had 100% utilisation in fiscal year 2004 as compared to 54% utilisation during fiscal year 2003.

Trunkline barges' and anchor ships' utilisation declined during fiscal year 2004 because:

- The *LB 200* was not utilised during fiscal year 2004 as compared to 75 days of utilisation during fiscal year 2003. The barge was in dry-dock in preparation for a large quantity of work in hand on the Langeled project for fiscal years 2005 and 2006;
- The *DLB 801* had only 104 days of utilisation during fiscal year 2004 as compared to 200 days during fiscal year 2003. This was partially attributable to the dry-docking necessitated by the repairs to the stinger (the structure that hangs off the bow of the ship and supports the pipe being laid) following an operational incident in August 2004;
- Activity for the cargo barges in West Africa was reduced because of timing differences where barges released from projects were not immediately required on subsequent projects; and
- The *Annette* was sold in January 2004.

There was a progressive decline in utilisation during the three years prior to fiscal year 2004, which the Company reflected in the impairment charges recorded in the fourth quarter of fiscal year 2003, and that was addressed by the ship disposal programme. The improvement in 2004 utilisation reflects the success of this programme.

During fiscal year 2005, the Company expects the utilisation rates for trunkline barges and anchor ships to show a slight decline. While the *LB 200* will be actively deployed during fiscal year 2005, the utilisation of cargo barges in West Africa is expected to continue to decline. The deepwater and heavy construction ship utilisation during fiscal year 2005 is also expected to be lower, mainly because the *Seaway Condor* and the *Seaway Harrier* are scheduled for dry-docking during fiscal year 2005. Light construction and survey utilisation is expected to be lower during fiscal year 2005 due to the *Seaway Legend* having less work compared to fiscal year 2004.

Ship Scheduling
The Company's performance can be adversely affected by conflicts in the scheduled utilisation of its key ships and barges. These can be caused by delays in releasing ships from projects on schedule due to additional client requirements, overruns and breakdowns. Conflicts can also arise from commercial decisions concerning the utilisation of assets after work has been tendered and contracted for. The requirement to substitute ships or barges can adversely affect the results of the projects concerned.

Maintenance and Reliability of Assets
The successful execution of contracts requires a high degree of reliability of the Company's ships, barges and equipment. Breakdowns not only add to the costs of executing a project, but they can also delay the completion of subsequent contracts which are scheduled to utilise the same assets. The Company operates a scheduled maintenance programme in order to keep all assets in good working order, but despite this breakdowns can occur. In August 2004, an equipment failure involving the stinger of the *DLB 801* resulted in significant increased costs and exposure to liquidated damages, both on the barge's current project (Angostura) and subsequent work. Another area of project performance that can affect results is slower than expected pipelaying rates, as experienced recently by the *Seaway Polaris* on the Bonga project.

Revisions of Estimates on Major Projects
During the course of major projects, adjustments to the original estimates of the total contract revenue, total contract cost, or extent of progress toward completion, are often required as the work progresses under the contract, and as experience is gained, even though the scope of work required under the contract may not change. These revisions to estimates will not result in restating amounts in previous periods, as they are continuous and characteristic of the process.

Management's Discussion and Analysis continued

The Company revises its estimates monthly on the basis of project status reports, which include an updated forecast of the cost to complete each project. Additional information that enhances and refines the estimation process is often obtained after the balance sheet date but before the issuance of the audited financial statements. Such information will be reflected in the audited financial statements, unless the events occurring after the balance sheet date are outside the normal exposure and risk aspects of the contract.

In fiscal year 2004, there was a positive impact of $12.5 million attributable to revisions of estimates on major projects, as compared to a $216.0 million negative impact in fiscal year 2003 and a negative impact of $58.8 million in fiscal year 2002. There were improvements on a large number of projects, which were partially offset by negative revisions to estimates in connection with two major projects, which are included among the significant projects discussed below:

- $32.3 million of losses were recorded during the third and fourth quarters of 2004 on the $56.0 million lump sum Conventional project offshore Trinidad and Tobago (NAMEX region) for BHP Billiton (the '**Angostura** project'). The offshore phase of the project started in April 2004, and the project was scheduled to be completed in the fourth quarter of 2004. However, due to an equipment failure in August 2004 involving the stinger on the *DLB 801*, the project was significantly delayed. The delays resulted in cost overruns for subcontractors, additional ship and equipment costs, and potential enforcement of liquidated damages of $5.1 million payable by the Company to its customer, due to the delays in the project schedule. These delays meant that the work had to be performed when the weather offshore Trinidad was particularly severe, which caused additional delays and slower production than normal. The project was 15% complete as at 30 November 2003 and 74% complete as at 30 November 2004;
- $12.9 million of losses were reported in 2004 on the $240.0 million lump sum Conventional project offshore Angola (AFMED region) for Chevron Texaco (the '**Sanha Bomboco** project'). In the second quarter of fiscal year 2004, the Company recognised losses due to unanticipated additional costs for hook-up and commissioning. These additional costs were only partly offset by settlements of variation orders, claims and milestone payments in the fourth quarter of fiscal year 2004. Offshore operations were completed in the fourth quarter of fiscal year 2004. As at 30 November 2003 the project was 72% complete, and as at 30 November 2004 it was 99% complete. The Company also recorded a $41.5 million negative revision to estimated costs on this project in fiscal year 2003;
- $13.7 million of improvements were reported in 2004 on the $125.0 million lump sum Conventional project (the '**Yokri** project') offshore Nigeria (AFMED region), executed jointly with a local partner for Shell Petroleum Development Company ('SPDC'), acting on behalf of itself and partners, including the Nigerian National Oil Company. The improvement was mainly due to settlement of variation orders and claims in the fourth quarter of fiscal year 2004. This project was 87% complete as at 30 November 2003 and 96% complete as at 30 November 2004;
- $11.6 million of improvements were reported in 2004 on the $55.0 million lump sum SURF project offshore Norway (NEC region) for Total (the '**Skirne Byggve** project'). In the second and third quarters of fiscal year 2004, the Company released provisions made in fiscal year 2003 for rectification of technical problems encountered due to lower expenses than expected. As at 30 November 2003, the project was 99% complete, and as at 30 November 2004, it was 100% complete. The Company also recorded a $13.1 million negative revision to estimated costs on this project in fiscal year 2003;
- $6.7 million of improvements were reported in 2004 on the $60.0 million lump sum SURF project offshore United Kingdom (NEC region) for ConocoPhillips (U.K.) Limited (the '**Conoco CMS3** project'). In the third quarter of fiscal year 2004, the Company received settlement of claims dating back from 2002. As at 30 November 2003, the project was 99% complete, and as at 30 November 2004, it was 100% complete. The Company also recorded $4.8 million and $0.8 million negative revisions to estimated costs on this project in fiscal years 2002 and 2003 respectively; and
- $12.9 million in favourable revisions were recorded on the three other 'legacy' contracts, namely the **Burullus**, **Bonga** and **OGGS** projects. These improvements were the result of negotiations with the clients to close out and settle outstanding variation orders and claims, most of them in the last quarter of fiscal year 2004. Burullus and OGGS were physically completed in 2003, while the Bonga project was 93% complete overall as at 30 November 2003, and the operational offshore phase was 100% complete as at 30 November 2004. The Company recorded a total of $148.8 million of negative revisions on these projects during fiscal year 2003, including $67.8 million on the Bonga project, $51.7 million on the Burullus project and $29.3 million on the OGGS project.

To minimise the potential for future negative revisions such as those defined above, the Company has modified its estimating, tendering and contracting procedures to reduce the amount of unanticipated costs and improve the Company's ability to recover costs from its customers. Greater selectivity is exercised in choosing which tenders to respond to, and a thorough analysis of the commercial and operational risks as well as a detailed tender budget is prepared to facilitate the decision to tender. Careful consideration is given to vessel schedule conflicts and to the current backlog to ensure the Company has sufficient resources to perform its obligations.

Under these revised procedures, when a target project is identified by the Company's regional marketing staff, the decision to prepare and submit a competitive bid is taken by the Company's management in accordance with delegated authority limits. The Company prepares cost estimates on the basis of a detailed standard costing manual, and the selling price and contract terms are based on the Company's minimum commercial standards and market conditions. Before the tender package is submitted to the client, the Company undertakes a detailed review of the project. This review is performed by representatives of regional, legal and finance departments. Major project tenders are also subject to approval by the Company's senior management, and very large tenders are subject to approval by the Chief Operating Officer, the Chief Executive Officer or the Company's Board of Directors. The information required to be contained in the internal review packages is uniform across the Company to allow management to consistently weigh the risks and benefits of tenders for various projects. The Company has established a separate estimating department in the AFMED region to centralise the expertise in making reasonably dependable estimates of contract revenues and contract costs.

The Company's policy is not to undertake variations to work scope without prior agreement of scope, schedule and price. The tender board for each tender decides whether or not to deviate from this policy.

Businesses and Assets Offered for Sale

As a part of its new strategic focus, in fiscal year 2003 the Company identified a number of assets and businesses which it no longer considered essential to be owned or performed by it to execute core operations. The Company commenced a divestment programme in 2003, and the majority of the significant disposals were completed by the first quarter of 2005.

The business and assets which were offered for sale as at 30 November 2004 are described below:

- Paragon Engineering Services, Inc. ('PES'), located in the U.S.: This engineering business, which was acquired in fiscal year 2001, was sold effective 19 January 2005 to AMEC plc., resulting in a gain of $2.1 million;
- National Hyperbaric Centre in Aberdeen, Scotland: This centre provides facilities for hydrostatic testing, saturation systems and decompression chambers. The Company sold the centre on 2 December 2004 for proceeds of $2.3 million. This resulted in a gain of $1.3 million. The Company intends to continue contracting for the centre's services as necessary;
- The property at Handil, East Kalimantan, Indonesia: This property is used as an operations base and comprises land, buildings and certain equipment and was previously operated by PT Komaritim. As part of the agreement, the Company is entitled to use certain areas free of charge until January 2008. The Handil property was sold on 10 January 2005 to PT Meindo with proceeds of $1.8 million;
- ROV – Scorpio 20, located in Scotland: The Company sold this ROV on 2 February 2005 with proceeds of $0.6 million, for no gain or loss; and
- Certain of the Company's trenching and ploughing assets have been identified for disposal because of underutilisation. Negotiations with a prospective buyer are ongoing and the Company expects a sale will be concluded later in fiscal year 2005.

Exchange Rates

The Company reports its financial results in US dollars. It has foreign currency denominated expenses, assets and liabilities. As a consequence, movements in exchange rates can affect the Company's profitability, the comparability of its results between periods and the carrying value of its assets and liabilities. The Company's major foreign currency exposures are to the Euro, British pound sterling and Norwegian kroner.

When the Company incurs expenses that are not denominated in the same currency as the related revenues, foreign exchange rate fluctuations could adversely affect its profitability. The majority of the Company's net operating expenses are denominated in the functional currency of the individual operating subsidiaries. The US dollar is the functional currency of the most significant subsidiaries within the AFMED, NAMEX, SAM and AME regions. In the NEC region, the functional currencies are the Norwegian kroner,

Canadian dollar, US dollar and the British pound sterling. The Company's exposure to currency rate fluctuations results from its net investments in foreign subsidiaries, primarily in the United Kingdom, Norway, France and Brazil, and from its share of the local currency earnings in its operations in the AFMED and NEC regions. The Company is also exposed to fluctuations in several other currencies resulting from operating expenditures and significant one-off, non project related transactions such as capital expenditures. With the exception of the AFMED region, and to a lesser extent the NEC region, the Company's operating expenses are generally denominated in the same currency as associated revenues, thereby mitigating the impact of exchange rate movements on operating profit. Where revenues are in different currencies from the related expenditures, the Company's policy is to use derivative instruments to hedge the foreign exchange exposure. See 'Accounting for Derivatives' above. This was not possible in most of fiscal year 2004, due to the unavailability of the necessary credit facilities.

In addition, even where revenues and expenses are matched, the Company must translate non-US dollar denominated results of operations, assets and liabilities to US dollars to prepare its Consolidated Financial Statements. To do so, balance sheet items are translated into US dollars using the relevant exchange rate at the fiscal year-end for assets and liabilities, and income statement and cash flow items are translated using exchange rates which approximate the average exchange rate during the relevant period. Consequently, increases and decreases in the value of the US dollar versus other currencies will affect the Company's reported results of operations and the value of assets and liabilities in the Consolidated Balance Sheets even if the Company's results of operations or the value of those assets and liabilities has not changed in their original currency.

As at 30 November 2004, the Company did not hold a significant number of derivative instruments as foreign exchange lines were in the process of being renegotiated following the refinancing of the Company's existing credit facilities in November 2004. As a result, the Company has a significant exposure to future foreign exchange fluctuations, as discussed in 'Foreign Exchange and Risk Management' below. However, trading lines have now been made available to the Company and in December 2004 the Company hedged a significant part of its foreign exchange exposures for the following 12 months. In addition, part of its forecasted exposure in Euros for a further 12 months has been hedged.

Impairment Charges

The Company recognised aggregate impairment charges of $9.4 million in fiscal year 2004 in respect of its tangible fixed assets. As discussed in 'Consolidated Results – Impairment of Tangible Fixed Assets' below, the charge in fiscal year 2003 was $176.6 million.

Results of Operations

Identification of Major Projects

Amenam II
A lump sum Conventional project offshore Nigeria (AFMED region), to be executed during 2004 to 2006 for Total Nigeria/Elf Petroleum Nigeria Ltd.

Angostura
A lump sum Conventional project offshore Trinidad and Tobago (NAMEX region), to be executed during 2003 to 2005 for BHP Billiton.

Arthur
A lump sum SURF project offshore United Kingdom (NEC region), executed during 2004 for Mobil North Sea Ltd.

Benguela Belize
A lump sum Conventional project offshore Angola (AFMED region), to be executed during 2003 to 2005 for Chevron Texaco Overseas Petroleum ('Chevron Texaco').

Bonga
A lump sum SURF project offshore Nigeria (AFMED region), executed during 2001 to 2004 for Shell Nigeria ('SNEPCO').

Burullus
A lump sum SURF project offshore Egypt (AFMED region), executed during 2001 to 2003 for the Burullus Gas Company.

Casino
A lump sum SURF project offshore Australia (AME region), to be executed during 2005 to 2006 for Santos Ltd.

Clair
A lump sum SURF project offshore United Kingdom (NEC region), executed during 2004 for BP Exploration Operating Company Limited.

Conoco CMS3
A lump sum SURF project offshore United Kingdom (NEC region), executed during 2001 to 2003 for ConocoPhillips (UK) Ltd.

Dolphin Deep
A lump sum Conventional project offshore Trinidad and Tobago (NAMEX region), to be executed during 2004 to 2005 for BG International Limited.

Draugen
A day-rate IMR project offshore Norway (NEC region), executed during the period 1993 to 2004 for A/S Norske Shell.

Duke Hubline
A combined lump sum and day-rate Conventional project in the United States (NAMEX region), executed during 2002 to 2003 for Algonquin Gas Transmission Company, a subsidiary of Duke Energy Field Services LLC.

Endeavour
A lump sum SURF project offshore United Kingdom (NEC region), executed during 2003 and 2004 for BP Exploration Operating Company Limited.

Erha
A lump sum SURF project offshore Nigeria (AFMED region), to be executed during 2002 to 2006 for ExxonMobil Nigeria ('EEPNL').

Girassol
A lump sum SURF project offshore Angola (AFMED region), executed during 1998 to 2003 for a consortium led by Total Angola. This project was performed as a joint venture with Saipem S.A.

Greater Plutonio
A lump sum SURF project to be executed during 2004 to 2007 for BP Angola BV. This project involves the engineering, procurement, fabrication, and installation of umbilicals, risers and flowlines for the development of Bloc 18 offshore Angola (AFMED region).

Langeled
A lump sum Trunkline project offshore Norway (NEC region), to be executed during 2004 to 2006 for Statoil. This project involves the laying of more than 900 km of large diameter trunkline from the Ormen Lange field in the Norwegian sector of the North Sea to the east coast of southern United Kingdom.

Legacy Projects
The term 'Legacy Projects' is used to identify a series of loss-making projects contracted for before the change of management in 2003. It refers to the Burullus, OGGS, Bonga, Sanha Bomboco, Yokri and Duke Hubline projects.

NGC-Bud
A lump sum Conventional project offshore Trinidad and Tobago (NAMEX region), to be executed during 2004 to 2005 for NGC.

OGGS
A lump sum Conventional offshore gas gathering system project offshore Nigeria (AFMED region), executed during 2002 to 2004 for Shell Petroleum Development Company of Nigeria Limited ('SPDC'), acting on behalf of itself and partners, including the Nigerian National Oil Company.

Sakhalin
A lump sum SURF project offshore Russia (AME region), to be executed during 2004 to 2005 for Nippon Steel Corporation.

Sanha Bomboco
A lump sum Conventional project offshore Angola (AFMED region), executed during 2002 to 2004 for Chevron Texaco led by Cabinda Gulf Oil Company (CABGOC).

Skirne Byggve
A lump sum SURF project offshore Norway (NEC region), executed during 2002 to 2003 for Total.

Vigdis Extension
A lump sum SURF project offshore Norway (NEC region), executed during 2002 to 2003 for Statoil and Norsk Hydro.

Yokri
A lump sum Conventional project offshore Nigeria (AFMED region), executed during 2001 to 2004 jointly with a local partner for SPDC, acting on behalf of itself and partners, including the Nigerian National Oil Company.

Management's Discussion and Analysis continued

Business Segment Results
The following tables show annual net operating revenue, operating expense and net income (loss) before tax (after minority interests) for each of the Company's business segments for the past three fiscal years.

For the year ended 30 November (in millions)	2004 $	%	2003 $	%	2002 $	%
Net operating revenue						
AFMED	**536.0**	**43.2**	673.8	45.4	702.7	48.9
NEC	**341.7**	**27.5**	387.6	26.2	335.6	23.3
NAMEX	**170.6**	**13.7**	200.6	13.5	190.5	13.3
SAM	**55.0**	**4.4**	56.0	3.8	52.0	3.6
AME	**31.9**	**2.6**	26.8	1.8	25.7	1.8
Corporate	**106.7**	**8.6**	137.5	9.3	131.0	9.1
Total	**1,241.9**	**100.0**	1,482.3	100.0	1,437.5	100.0

For the year ended 30 November (in millions)	2004 $	%	2003 $	%	2002 $	%
Operating expense						
AFMED	**477.8**	**42.5**	839.8	53.7	681.9	49.7
NEC	**287.2**	**25.4**	343.0	21.9	307.2	22.4
NAMEX	**213.7**	**18.9**	208.9	13.3	193.0	14.0
SAM	**41.0**	**3.6**	34.6	2.2	40.5	2.9
AME	**26.4**	**2.3**	26.8	1.7	23.6	1.7
Corporate	**82.9**	**7.3**	113.5	7.2	128.2	9.3
Total	**1,129.0**	**100.0**	1,566.5	100.0	1,374.4	100.0

For the year ended 30 November (in millions)	2004 $	2003 $	2002 $
Net income (loss) before tax (after minority interests)			
AFMED	**27.0**	(285.2)	(36.6)
NEC	**46.1**	23.1	10.9
NAMEX	**(49.3)**	(32.3)	(116.0)
SAM	**11.3**	18.2	5.5
AME	**2.5**	(6.5)	(3.4)
Corporate	**(23.3)**	(136.0)	(4.1)
Total	**14.3**	(418.7)	(143.7)

Africa and the Mediterranean Region (AFMED)
Net Operating Revenue
AFMED's net operating revenue decreased in fiscal year 2004 by $137.8 million to $536.0 million. The reduction is mainly due to completion of the OGGS project for SPDC and the Girassol project for Total Angola, which were not replaced by contracts of similar size. This was partly due to a decision taken in 2003 to reduce the region's workload to a level more aligned to its capacity in terms of assets and other resources. The main drivers for the AFMED revenue were the Bonga project for SNEPCO, Sanha Bomboco and Benguela Belize for Chevron Texaco, Erha for Exxon Mobil and Amenam II for Total Nigeria/Elf Petroleum Nigeria Ltd., generating 73% of the revenues for fiscal year 2004. From 31 May 2004, the Sonamet and Sonastolt joint ventures were consolidated and accounted for $33.6 million, 7.5% of AFMED's revenues for the second half of the fiscal year. The offshore phase of each of the Bonga and Yokri projects was completed in the last quarter of fiscal year 2004, and significant additional revenue was recognised upon the settlement of variation orders and claims on these contracts. Net operating revenue in fiscal year 2003 decreased by $28.9 million to $673.8 million, from $702.7 million in fiscal year 2002. The revenue level in 2003 remained high due to the continued high level of activity in West Africa on the major Conventional and SURF projects (OGGS, Yokri, Bonga and Sanha Bomboco). Revenue for fiscal year 2005 is expected to be higher than in 2004 mainly due to the Company's $550 million share in the Greater Plutonio project awarded in February 2004 for execution during 2004 to 2007, and full year operations on the Amenam II, Benguela Belize and Erha projects.

Operating Expense
AFMED's operating expense in fiscal year 2004 was $477.8 million, down by $362.0 million compared to $839.8 million in fiscal year 2003. The reduction relates to completion of Legacy Projects and lower activity levels in the AFMED region in fiscal year 2004. Operating expense in fiscal year 2003 was exceptionally high, at $839.8 million compared to operating expenses in fiscal year 2002 of $681.9 million. This reflects the high level of provisions recorded on loss-making Legacy Projects, particularly on the Sanha Bomboco project, where difficulties were encountered in completing the hook-up phase. Additionally, the operating expenses of Sonamet and Sonastolt were included for the first time. These expenses were $7.8 million in the aggregate for the third and fourth quarters of fiscal year 2004. The level of operating expense for 2005 is expected to increase due to increased activity levels in the AFMED region, mainly related to the Greater Plutonio project.

Net Income (Loss) Before Tax
In fiscal year 2004, AFMED reported a net profit before tax of $27.0 million as compared to a loss of $285.2 million in fiscal year 2003. This is mainly due to favourable settlements achieved in the fourth quarter on the Legacy Projects Bonga and Yokri. The net result before tax for fiscal year 2002 was a loss of $36.6 million. This degradation in trading performance in 2003 mainly related to $65.1 million of fixed asset impairments together with negative revisions totalling $190.3 million, on four large loss-making Legacy Projects, namely OGGS, Sanha Bomboco, Bonga and Burullus. The Company believes that AFMED's prospects for fiscal year 2005 are better than in fiscal year 2004, as all remaining legacy contracts have been operationally completed.

Northern Europe and Canada Region (NEC)

Net Operating Revenue

NEC's net operating revenue decreased by $45.9 million to $341.7 million in fiscal year 2004 from $387.6 million in fiscal year 2003. The reduction was mainly in SURF activity in the Norwegian sector of the North Sea, following completion of the Vigdis Extension and Skirne Byggve projects in 2003, which were not replaced by contracts of the same magnitude. SURF activity in the U.K. sector increased mainly due to the Arthur project for Mobil North Sea Ltd. and the Clair and Endeavour projects for BP. IMR-related revenues in the Norwegian sector were higher in 2004 than 2003 due to increased activity on the Shell Draugen project. Net operating revenue increased to $387.6 million in fiscal year 2003 from $335.6 million in fiscal year 2002. The increased revenues in fiscal year 2003 were mainly from the additional SURF activity in the Norwegian sector for the Vigdis Extension and the Skirne Byggve projects. In 2002, there were no significant Conventional lump sum or pipelay projects in this region.

The Company expects NEC's overall revenue in fiscal year 2005 to be higher than in fiscal year 2004 due to the start-up of the first offshore phase of the Langeled project. This is a two-year Trunkline project awarded in the first half of fiscal year 2004 and involves laying a 900 km trunkline from the Norwegian sector in the North Sea to the east coast of southern United Kingdom.

The Company expects IMR-related activity to be lower than in fiscal year 2004, mainly due to completion of the frame agreement with Shell Norway on the Draugen project.

Operating Expense

Operating expense in fiscal year 2004 decreased by $55.8 million to $287.2 million compared to $343.0 million in fiscal year 2003, reflecting the reduced level of activity in the NEC region. NEC's operating expense in fiscal year 2003 was $343.0 million compared to operating expense in fiscal year 2002 of $307.2 million. The Company is expecting the level of operating expense for 2005 in the NEC region to increase proportionally with the increased activity levels, mainly related to the Langeled project.

Net Income (Loss) Before Tax

In fiscal year 2004, NEC reported net profit before tax of $46.1 million as compared to $23.1 million in fiscal year 2003. This increase is mainly due to better than expected ship utilisation on the Draugen project; the release of costs accrued in fiscal year 2003 for rectifying technical problems on the Skirne Byggve project due to lower than expected expenses; settlement of claims from 2002 on the Conoco CMS3 project; and high levels of activity on a new joint venture with Subsea 7 ('EPIC' JV). On the Arthur project for Mobil North Sea Ltd., problems were experienced during trenching due to difficult seabed soil conditions, weather and umbilical damage, which resulted in losses of $10.0 million. The net result before tax for fiscal year 2003 was a profit of $23.1 million compared with $10.8 million in fiscal year 2002. The 2003 result included a provision for losses on the Skirne Byggve project. The Company anticipates that the net income before tax for fiscal year 2005 of the NEC region will remain high, but will be more comparable with the level attained in fiscal year 2003 than in fiscal year 2004.

North America and Mexico Region (NAMEX)

Net Operating Revenue

NAMEX's net operating revenue in fiscal year 2004 decreased by $30.0 million to $170.6 million compared to $200.6 million in fiscal year 2003. The major portion of the reduction was due to Conventional projects, which were not replaced by new projects of similar magnitude, following the completion of the Duke Hubline project in 2003. The revenues in fiscal year 2004 from the Angostura project in Trinidad and Tobago were less than originally expected due to delays caused by mechanical problems with the *DLB 801*. The level of SURF activity was higher than the previous year due to the *Seaway Kestrel* being transferred to the NAMEX region. IMR activity levels in fiscal year 2004 were at the same levels as in fiscal year 2003 due to repair work throughout the fourth quarter in fiscal year 2004 as a result of damage to offshore installations from Hurricane Ivan in the Gulf of Mexico. Net operating revenue in fiscal year 2003 increased to $200.6 million from $190.5 million in fiscal year 2002. The increase reflected activity from the Duke Hubline project in the Conventional segment, offset by lower SURF activity due to lack of a dedicated ship in the NAMEX region. The Company expects NAMEX's net operating revenue for fiscal year 2005 to be higher than for fiscal year 2004, because of the high level of activity for the *DLB 801*, on Conventional projects in Trinidad and Tobago despite a planned dry-docking during the year.

Operating Expense

Operating expense in fiscal year 2004 was $213.7 million, a marginal increase compared to $208.9 million in fiscal year 2003. The costs reflected a mechanical problem with the *DLB 801* on the Angostura project. The resulting delays in the project resulted in an amount of $5.1 million being recorded for liquidated damages. It also meant that work was performed under more difficult weather conditions in Trinidad, which resulted in additional costs being incurred. NAMEX's operating expense in fiscal year 2003 was $208.9 million compared to operating expenses in fiscal year 2002 of $193.0 million. The activity level for 2005 is expected to be higher, mainly related to the Conventional business segment. As the projected loss at completion on the Angostura and NGC-Bud projects has been provided for in fiscal year 2004, operating expense is expected to be lower in fiscal year 2005.

Net (Loss) Income Before Tax

Net loss before tax for NAMEX was $49.3 million in fiscal year 2004, compared to a net loss of $32.3 million in fiscal year 2003. The majority of this loss was incurred in the Conventional business segment and is attributable to the Angostura and NGC-Bud projects in Trinidad and Tobago caused by equipment failure on the *DLB 801* barge. In addition, a significant underutilisation of some of the major regional assets was caused by the delay on the Angostura project. The net loss before tax for fiscal year 2003 of $32.3 million, included $12.4 million of tangible fixed assets impairment charges and losses in the Conventional business segment, specifically on the Duke Hubline project where unexpected weather conditions, poor subcontractor performance and changes in site conditions resulted in disputes over the level of charges invoiced to the customer on a cost-plus basis. This net loss for fiscal year 2003 compared to a net loss of $116.0 million in fiscal year 2002, which included a goodwill write-off of $103.0 million. The Company expects NAMEX's net results for fiscal year 2005 to improve now that the Company has recorded $36.3 million associated with the loss-making contracts in Trinidad.

South America Region (SAM)

Net Operating Revenue

SAM's net operating revenue decreased marginally in fiscal year 2004 by $1.0 million to $55.0 million compared to $56.0 million in fiscal year 2003. This decrease in revenue is mainly related to the sale of the ROV drill support business in February 2004. The ship utilisation on the two long-term charter contracts operating in the region continued to be high during 2004. Net operating revenue in fiscal year 2003 increased to $56.0 million from $52.0 million in fiscal year 2002 due to very high ship utilisation under the long-term contracts operating in the SAM region, as well as good performance on the other regional assets, including the contracts for ROV drill support and survey.

The Company expects net operating revenue for 2005 to be lower than fiscal year 2004 because both *Seaway Condor* and *Seaway Harrier* will be taken off the long-term contract due to scheduled dry-docking. The long-term contract for the hire of the *Seaway Harrier* by Petrobras is due for renewal in 2005.

Operating Expense

SAM's operating expense in fiscal year 2004 was $41.0 million, an increase of $6.4 million as compared to $34.6 million in fiscal year 2003. This increase is mainly related to thruster issues experienced on both the *Seaway Condor* and *Seaway Harrier* in the fourth quarter of fiscal year 2004 and recorded employee-related provisions of $2.3 million in respect of claims from former employees of the closed down Argentinean operations and social security payments. Operating expense in fiscal year 2003 was $34.6 million compared to operating expense in fiscal year 2002 of $40.5 million. The Company is expecting the level of operating expense to be lower in fiscal year 2005 in line with the lower level of activity as described above.

Net Income (Loss) Before Tax

Net profit before tax for SAM was $11.3 million in fiscal year 2004, a decrease of $6.9 million from fiscal year 2003. This decrease is principally attributable to the $6.4 million increase in operating expense referred to above. The profit for fiscal year 2003 of $18.2 million increased by $12.7 million from fiscal year 2002 primarily due to exceptionally favourable operating conditions. Net income in SAM for fiscal year 2005 is expected to be lower than in fiscal year 2004 due to both the *Seaway Condor* and *Seaway Harrier* being taken off the long-term contract due to scheduled dry-docking, including the upgrading of the *Seaway Harrier*.

Management's Discussion and Analysis continued

Asia and the Middle East Region (AME)

Net Operating Revenue

AME's net operating revenue increased in fiscal year 2004 by $5.1 million to $31.9 million from $26.8 million in fiscal year 2003, due to increased levels of business. The majority of the revenue in fiscal year 2004 continued to be derived from shallow water IMR, Conventional and survey projects in Indonesia, where the activity levels were still lower than expected. Net operating revenue in fiscal year 2003 increased marginally by $1.1 million to $26.8 million from $25.7 million in fiscal year 2002 due to lower than expected activity levels in fiscal year 2002. The Company expects revenues in AME for fiscal year 2005 to be higher than those experienced in the last three fiscal years due to the award of the Casino project, and the relocation of the *Seaway Hawk* to the AME region. In addition, the Company has continued to expand and strengthen its AME region operations commercially in order to take advantage of the opportunities offered by the growing SURF market.

Operating Expense

AME's operating expense in fiscal year 2004 was $26.4 million, marginally reduced by $0.4 million compared to $26.8 million in fiscal year 2003. Operating expense in fiscal year 2003 was $26.8 million compared to operating expense in fiscal year 2002 of $23.6 million. The operating expense for 2005 is expected to increase due to the execution of the Casino project.

Net Income (Loss) Before Tax

AME's net result before tax for fiscal year 2004 was a profit of $2.5 million, compared to a net loss before tax of $6.5 million in the previous year. This is mainly attributable to a higher volume of overall activity in Indonesia compared to 2003, which has resulted in high utilisation of certain regional assets, and also strong margins on IMR projects. The deterioration in the net loss to $6.5 million in fiscal year 2003 from a net loss of $3.4 million in 2002 was mainly due to the low volume of activity in Indonesia which led to an underutilisation of certain assets as well as competitive pricing pressures, which depressed project margins. The Company recognises that the entrance into the SURF market in this region will not be simple and therefore expects that the net results in fiscal year 2005 will remain close to break-even.

Corporate

Net Operating Revenue

Net operating revenue was significantly reduced in fiscal year 2004 by $30.8 million to $106.7 million from $137.5 million in fiscal year 2003. This was due to the sale of Serimer DASA in the second quarter of 2004 and Paragon Litwin in the third quarter of 2004.

Net operating revenue increased marginally in fiscal year 2003 to $137.5 million from $131.0 million in 2002. This increase was attributable to higher sales achieved by Serimer DASA on offshore welding work for customers other than the Company and stable revenue levels in the Paragon Companies. As PES was sold during the first quarter of 2005, the Company expects Corporate's net operating revenue prospects for fiscal year 2005 to decrease since it will only reflect the revenues related to Paragon Engineering Services Inc. up to the date of its sale in January 2005.

Operating Expense

The Corporate segment's operating expense in fiscal year 2004 was $82.9 million, down by $30.6 million compared to $113.5 million in fiscal year 2003. The decrease reflected the sale of Serimer DASA in the second quarter and Paragon Litwin in the third quarter of 2004. Operating expense in fiscal year 2003 was $113.5 million compared to operating expenses in fiscal year 2002 of $128.2 million. The operating expense for 2005 is expected to decrease due to the non-inclusion of Serimer DASA and the Paragon Companies.

Net (Loss) Income Before Tax

Corporate reported a net loss before tax for fiscal year 2004 of $23.3 million, compared to a net loss before tax of $136.0 million in fiscal year 2003. The main reasons for the loss in 2004 were asset write-offs of $4.2 million related to trenching ploughs, asset underutilisation mainly related to the *LB 200* which was not utilised in 2004, external consultancy fees of $19.0 million in relation to the Company's financial restructuring (excluding capitalised debt issuance costs relating to the new revolving credit facility) and a $4.0 million provision relating to the KSRP. Corporate reported a net loss before tax for fiscal year 2003 of $136.0 million compared with a net loss before tax of $4.1 million in fiscal year 2002. The increased loss in fiscal year 2003 was related to $99.0 million in impairment charges on some of the major ships, (notably the *Seaway Kestrel* and the *Seaway Explorer*) and mobile assets; the ship-mounted radial friction welding system; $10.0 million in the Company's share of losses from the NKT Flexibles joint venture investment; $4.5 million in restructuring charges; external fees regarding financial restructuring; and asset under-recovery. The Company expects net income before tax for Corporate for fiscal year 2005 to be positive, mainly related to high utilisation of the *Seaway Eagle* and the *Seaway Falcon*, which are dedicated as Group assets.

Consolidated Results

Net Operating Revenue

Net operating revenue decreased to $1,241.9 million in fiscal year 2004 from $1,482.3 million in fiscal year 2003, as the Company executed the reduced backlog brought forward from the previous year, and disposed of Serimer DASA and Paragon Litwin. Net operating revenue in fiscal year 2003 increased slightly to $1,482.3 million from $1,437.5 million in fiscal year 2002. This reflected major projects in NEC and AFMED. Revenue in fiscal year 2005 is expected to be higher than in fiscal year 2004, reflecting the increased level of backlog as at 30 November 2004 and the inclusion of a full year's revenue from the Sonamet and Sonastolt entities, which will be offset by the exclusion of revenue of Serimer DASA and the Paragon Companies.

Equity in Net Income of Non-consolidated Joint Ventures

Equity in net income of non-consolidated joint ventures in fiscal years 2004, 2003 and 2002 was as follows:

Period ended 30 November (in millions)	2004 $	2003 $	2002 $
NKT Flexibles I/S	**(5.0)**	(10.0)	(14.0)
Mar Profundo Girassol	**(3.1)**	(0.8)	(1.2)
Sonamet/Sonastolt	**7.0**[a]	4.9	7.1
Seaway Heavy Lifting JV	**5.9**	3.2	2.7
Stolt/Subsea 7	**3.5**	4.0	10.3
Kingfisher D.A.	**0.6**	(0.9)	0.4
Dalia FPSO	**(1.7)**	–	–
EPIC	**7.8**	–	–
Total	**15.0**	0.4	5.3

(a) Excludes Sonamet and Sonastolt data for the six months ended 30 November 2004.

This increase in 2004 to $15.0 million in fiscal year 2004 from $0.4 million in 2003 was largely due to the successful first year of operation of the new 'EPIC' joint venture with Subsea 7 on the Ekofisk field, which contributed $7.8 million. There was also an improved contribution of $5.9 million from SHL, where the heavy lift barge *Stanislav Yudin* had an extended period of high utilisation in the Arabian Gulf. The Subsea 7 joint venture, whose contract covers IMR work on various fields in the Norwegian sector of the North Sea, continued to deliver a high level of performance in fiscal year 2004, although reduced by 12.5% compared to 2003. In addition, the results for fiscal years 2003 and 2002 were negatively impacted by the Company's share of losses of $10.0 million and $14.0 million from the investment in NKT Flexibles. These included losses of $6.6 million and $8.1 million in 2003 and 2002 respectively, in respect of the Company's share of tangible fixed asset impairments (see 'Results of Operations – Impairments of Tangible Fixed Assets').

The increases were offset by the exclusion of the results of Sonamet and Sonastolt in the third and fourth quarters of fiscal year 2004 – the results of these two Angolan ventures for that period are included in the Company's Consolidated Statements of Operations from 31 May 2004 onwards. There were continuing losses on the Mar Profundo Girassol joint venture resulting from a warranty claim from its customer, and the Dalia FPSO joint venture has yet to report a profit on the FPSO topsides construction contract.

Selling, General and Administrative ('SG&A') Expenses

SG&A expenses in fiscal year 2004 were $118.4 million, compared to $102.5 million and $89.7 million in fiscal years 2003 and 2002, respectively. The increase in fiscal year 2004 was mainly due to external advisers' fees of $19.0 million incurred in connection with the completion of the financial restructuring programme as well as $4.0 million relating to the KSRP.

As a condition of the new $350 million revolving credit facility agreement finalised in 2004, the banks required the Company to put in place a KSRP in order to secure the services of certain senior executives through to the first quarter of fiscal year 2007. The KSRP provides for deferred compensation as a combination of cash and performance-based share options, linked to the attainment of a number of strategic and financial objectives for each of the fiscal years 2004, 2005 and 2006. The Company has accrued in 2004 for the proportion of compensation expense relating to the service period completed to date, taking into account the probability of the performance conditions being met over the period of the plan. The total cost of the KSRP recorded in 2004 was $4.0 million.

The increase in fiscal year 2003 over fiscal year 2002 was mainly due to external advisers' fees incurred in connection with the financial restructuring programme. As discussed in Note 2 to the Consolidated Financial Statements, the reported amounts for fiscal year 2002 have been reclassified for comparability to reflect the reorganisation of the Company's management structure. The Company reclassified health, safety and environment and quality costs because they are incurred in relation to project work.

Impairment of Tangible Fixed Assets
In accordance with SFAS No. 144, long-lived assets identified as held for use are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company measures assets held for sale at the lower of cost and fair value less cost to sell. In fiscal year 2004 the Company recorded impairment charges totalling $9.4 million in respect of its tangible fixed assets, as set forth below:

Ships and Other Offshore Equipment – $4.2 million
The Company recorded an impairment charge of $1.9 million in the second quarter of fiscal year 2004 in respect of the *Seaway Explorer* on the basis of the negotiations for its sale, which was completed in the third quarter of fiscal year 2004. The carrying values of a number of other assets were reassessed and impairments recorded in the second and third quarters of fiscal year 2004, when market valuations were updated. These included the Saturation Dive System on the *Seaway Condor*, the *Seaway Legend*, the *Seaway Kestrel*, and the Deep MATIS™ system.

Underutilised Mobile Equipment – $5.2 million
During the preparation of the 2005 annual operating budget and three-year plan in October 2004, the Company's senior management reassessed the level of expected future utilisation of all its long-lived assets in light of the Company's business strategies. Consequently, the Company identified a number of assets that are expected to be underutilised. The major items included an ROV, three trenchers and ploughs. The Company estimated that future cash flows attributable to these assets were less than their carrying values and recorded an impairment charge on the basis of fair value calculations performed by the Company using discounted cash flows.

In fiscal year 2003, the Company recognised aggregate impairment charges of $176.6 million. As discussed in Note 10 'Fixed Assets, Net', this was made up of: Ships offered for sale ($44.2 million); *LB 200* pipelay barge ($55.7 million); radial friction welding system ($42.7 million); other ships and offshore equipment ($28.9 million); and the Lobito Yard assets ($5.1 million). The fiscal year 2002 charge of $4.0 million for impairment of fixed assets was made up of adjustments to the carrying value of several small fixed assets.

Impairment of Goodwill and Other Intangible Assets
The Company did not record any charges for impairment of goodwill or other intangible assets in fiscal year 2004 or 2003. Goodwill as at 30 November 2004 amounted to $5.3 million in respect of the acquisition of Paragon Engineering Services in fiscal year 2001. The subsidiary was sold for a gain of $2.1 million on 19 January 2005.

In fiscal year 2002, the continuing poor returns obtained on certain investments made in 1998 and 1999 led the Company to perform an impairment review of all goodwill recognised on past acquisitions. As a result, the Company recorded impairment charges totalling $106.4 million against goodwill, of which $103.0 million related to the entire remaining goodwill on the 1998 acquisition of Ceanic. The remainder of the charge eliminated the outstanding goodwill of $1.8 million on the acquisition of Danco A/S, which holds the Company's investment in NKT Flexibles, and of $1.6 million in respect of the Company's Indonesian subsidiary, PT Komaritim.

Restructuring Charges
The Company recorded restructuring charges of $2.7 million in fiscal year 2004, although no new initiatives were undertaken. The Company increased the existing accrual for future rental costs on the office space vacated by Paragon Litwin by $2.6 million in the AFMED region to reflect the weakness of the local real estate market for subletting these premises (before the end of 2006). Other revisions to estimates were recorded in respect of higher than anticipated professional fees, and lower than expected personnel and redundancy costs.

In fiscal year 2003, restructuring charges of $16.2 million were recorded resulting from the implementation of the new management team's plan for financial recovery, which included the restructuring of the Company's cost and asset base. The charges included personnel and redundancy costs of $13.2 million due to the reduced staffing levels and real estate costs of $2.7 million, primarily reflecting accrued rental fees in the office space vacated by Paragon Litwin.

The table below illustrates the development of restructuring costs during 2004:

For the fiscal year ended 30 November 2004 (in millions)	Opening balance $	Expensed in the year $	Released to income $	Paid in the year $	Other[a] $	Closing balance $
Real estate costs	2.7	**2.6**	–	**(0.9)**	0.3	**4.7**
Personnel and redundancy costs	12.6	**0.6**	(0.7)	**(12.9)**	1.0	**0.6**
Professional fees	0.3	**0.3**	(0.1)	**(0.5)**	–	**–**
Total	15.6	**3.5**	(0.8)	**(14.3)**	1.3	**5.3**

(a) Includes the effect of exchange rate changes.

There were no restructuring charges in fiscal year 2002.

Gain (Loss) on Sale of Fixed Assets
In fiscal year 2004, the gain of $4.7 million includes $2.0 million from the disposal of the ROV business and $1.1 million from the disposal of ships (the *Annette*, the *Seaway Rover*, the *Seaway Invincible*, the *Seaway Pioneer*, and the *Seaway Explorer*). In fiscal year 2003, the loss of $0.3 million resulted from the disposal of surplus equipment in the AME region, and the gain of $8.0 million in fiscal year 2002 represented the gain from the sale of the assets of Big Inch Marine Systems, Inc.

Gain on Sale of Subsidiaries
In fiscal year 2004 the total gain of $25.2 million consists of a gain of $26.1 million from the disposal of Serimer DASA, partially offset by a loss of $0.9 million from the disposal of Paragon Litwin and Paragon Italia S.r.L.

Other Operating Income (Loss), Net
In fiscal year 2004, the Company recorded other operating gains of $1.4 million compared to other operating losses of $1.1 million in fiscal year 2003 and other operating income of $0.1 million in fiscal year 2002. No significant individual transactions are included in these results.

Net Interest Expense
In fiscal year 2004, net interest expense decreased to $15.9 million from $24.8 million in fiscal year 2003. This reduction resulted from scheduled repayments and restructuring of the Company's then existing credit facilities and the conversion by SNSA of its $50 million subordinated note into 22.7 million Common Shares on 20 April 2004. Also included was a charge of $1.8 million in respect of the retirement in November 2004 of the previous facility. The amount results from the write-off of the unamortised portion of the fees and costs of the setting up of the previous facility.

In fiscal year 2003, net interest expense increased to $24.8 million from $18.2 million in fiscal year 2002. This resulted from increased borrowings from SNSA under the $50 million subordinated note, and from the decision to fully draw down the Company's then existing credit facility agreements in August 2003 to assure liquidity during the restructuring process.

Foreign Currency Exchange Gains (Losses)
During fiscal year 2004 the Company recorded a foreign exchange-related gain of $6.2 million compared to an $8.9 million loss in fiscal year 2003. This gain resulted primarily from cash balances held in currencies other than US dollar.

Income Tax (Provision) Benefit
The Company recorded a net tax charge of $9.2 million in fiscal year 2004, as compared to a net tax benefit of $0.6 million in fiscal year 2003. The tax charge in fiscal year 2004 comprised a charge to current tax of $15.5 million, a charge for revenue-based withholding taxes of $7.5 million, and a deferred tax benefit of $13.8 million. The tax benefit in fiscal year 2003 comprised a net release to current tax of $0.03 million, a charge for revenue-based withholding taxes of $6.6 million, and a deferred tax benefit of $7.2 million. The Company recorded a net tax charge of $8.2 million in fiscal year 2002.

The Company has recognised deferred tax assets for the tax effects of temporary differences and net operating losses carried forward ('NOLs') in Indonesia, Norway and the United Kingdom, totalling $16.7 million. Due to continued depression in its NAMEX region, the Company has not recognised any deferred tax benefit for the NOLs arising in the United States. While the Company has potential future tax deductions and NOLs in several other countries, it has recorded valuation allowances against the corresponding deferred tax assets in those instances where it is unlikely that tax deductions will materialise. Across its subsidiaries, the Company has NOLs of $215 million, none of which will expire within five years.

Management's Discussion and Analysis continued

During fiscal year 2004, the Company settled some disputes in Norway, resulting in a small credit. The Company also reviewed provisions for unresolved items in the Netherlands, Indonesia and various countries within the AFMED region, which resulted in the Company booking an additional net current tax expense of $9.9 million. These resulted from computations of liabilities in the normal course of negotiations with the authorities and consultation with advisers. Where there are ongoing inquiries, management considers that the Company has defences to the issues being raised and considers that the amount provided as at 30 November 2004, reflects its best estimate of amounts that will ultimately be due for fiscal years up to and including 2004. However, the assessments issued to date, which cover fiscal periods up to 30 November 2001, are in aggregate $34.4 million higher than the taxes provided as at 30 November 2004, not including any interest and penalties that may be payable.

Under United Kingdom Tonnage Tax legislation, a portion of tax depreciation previously claimed by the Company may be subject to tax in the event that a significant number of vessels are sold without being replaced. This contingent liability reduces progressively to nil over the seven years following entry into the Tonnage Tax regime. Management has made no provision for the contingent liability relating to ships because it is not probable that the Company will sell ships under circumstances that will make it subject to Tonnage Tax legislation. The unrecorded contingent liability in respect of all ships as at 30 November 2004 was $27.5 million.

Depreciation and Amortisation

Depreciation and amortisation in fiscal year 2004 amounted to $65.6 million compared to $93.5 million and $92.1 million in fiscal years 2003 and 2002, respectively. The main reason for the reduction in fiscal year 2004 is the reduction of the fixed asset base due to numerous disposals of fixed assets and the impairment charges recorded in the fourth quarter of fiscal year 2003 and during fiscal year 2004.

Net Income (Loss) Before Tax

The net income (loss) before tax was affected by a number of significant credits (charges), which are summarised in the following table. These, together with the tax charge, had the most significant role in the increase in net income to $5.1 million in 2004 as compared to net losses of $418.1 million and $151.9 million in 2003 and 2002, respectively.

Significant Credits (Charges) (in millions)	2004 $	2003 $	2002 $
Revisions of estimates on major projects	**12.5**	(216.0)	(58.8)
Charge for impairment of Company-owned tangible fixed assets	**(9.4)**	(176.5)	(4.0)
Share of impairment charge of tangible fixed assets in equity joint ventures	**–**	(9.1)	(8.1)
Charge for impairment of goodwill and other intangible assets	**–**	–	(106.4)
Restructuring charge	**(2.7)**	(16.2)	–
Financial restructuring – external advisers	**(19.0)**	(6.2)	–
Increase in provision for patent settlement (see 'Legal, Regulatory and Insurance Matters' below)	**–**	(7.8)	–
Gain on sale of subsidiaries	**25.2**	–	–
Gain (loss) on sale of fixed assets	**4.7**	(0.3)	8.0
Key Staff Retention Plan charge	**(4.0)**	–	–
Total significant credits (charges)	**7.3**	(432.1)	(169.3)

Liquidity and Capital Resources

Cash Requirements, Contractual Obligations and Commercial Commitments

The primary cash uses of the Company are to fund working capital, acquisitions of fixed assets, operating expenditures and dry-docking costs.

As at 30 November 2004, the Company had available borrowing facilities of $175 million, of which $60 million was utilised. Together with cash balances of $135.0 million the net available liquidity was $250 million. This compared to available liquidity as at 30 November 2003 of $81.9 million. This increase was due to strong cash flows from contracts (including advance payments of $148.0 million), the issuance of new shares, the disposal of existing assets and the availability of new debt facilities.

Contractual Obligations

The following table sets forth the Company's contractual obligations and other commercial commitments as at 30 November 2004:

Contractual Obligations (in millions)	Total $	Less than 1 year $	1–3 years $	4–5 years $	After 5 years $
Long-term debt[a]	**60.0**	**–**	**–**	**60.0**	**–**
Operating lease obligations	**96.4**	**30.0**	**43.9**	**13.6**	**8.9**
Purchase obligations	**179.8**	**140.2**	**39.6**	**–**	**–**
Other[b]	**259.0**	**151.5**	**95.1**	**12.4**	**–**

(a) Represents principal amounts, but not interest, excluding the $9.7 million loan from Sonangol to Sonamet. (see Note 16 to the Consolidated Financial Statements). For a description of the Company's long-term debt, please refer to 'Description of Indebtedness' below.

(b) Other includes performance bonds, bid bonds, advance payment bonds, guarantees or standby letters of credit in respect of performance obligations of the Company. For further information regarding bank guarantees, see 'Off-Balance Sheet Arrangements' below.

Cash Management Constraints

Cash operations for the Company are managed under central treasury department control, and cash surpluses and requirements are identified using consolidated cash flow forecasts. The Company does not always have the ability to freely transfer funds across international borders. For example, certain subsidiary companies in France which show a negative net asset position are unable to release funds to central treasury without approval from the subsidiary's Board of Directors. In addition, approval from the Central Bank of Brazil is required to obtain remittances from Brazil and access to the $43.5 million of cash held by Sonamet and Sonastolt may be limited because it would require agreement between the minority shareholder and the Company.

The main uncertainties with respect to the Company's primary sources of funds are as follows: the ability to obtain borrowings from financial institutions at commercially acceptable terms; being able to issue share capital at terms acceptable to the Company; the ability to agree, in a timely fashion, with customers the amounts due as claims and variation orders; the availability of cash flows from joint ventures; and the timing of asset or business disposals through its divestment programme. In addition, due to the uncertainties associated with the timings of cash flows from project contracts, and the uncertainties referred to earlier, it is difficult to accurately forecast the timing of inflows and outflows of cash.

Future Compliance with Debt Covenants

As described in Note 16 to the Consolidated Financial Statements, the Company's credit facilities contain various financial covenants, including but not limited to, a minimum level of tangible net worth, a maximum level of net debt to EBITDA, a maximum level of total financial debt to tangible net worth and a minimum level of cash and cash equivalents. The Company must meet the requirements of the financial covenants on a consolidated basis in quarterly intervals ending 28 February, 31 May, 31 August and 30 November of each year. Given the improved performance of the business and the more favourable financial covenants in the new credit facilities, the Company believes, based on its latest forecasts for fiscal year 2005, that it will be able to comply with all financial covenants during fiscal year 2005, even if there is a significant deterioration in market conditions or material cost overrun on contracts. The Company has made contingency plans in the event that covenants are breached.

Sources of Cash

The Company's principal sources of funds since the beginning of fiscal year 2004 have been cash from operations, borrowings from commercial banks, proceeds of sales of fixed assets and subsidiaries and the issuance of share capital.

Therefore, the Company's only readily available funds for ongoing operations are: (i) the available $175 million under the $350 million revolving credit facility, of which $60 million was drawn as at 30 November 2004; and (ii) the Company's cash on hand and cash flows from operations going forward. As at 30 November 2004, the Company had $135.0 million of unrestricted cash on hand.

The Company believes that its ability to obtain funding from the sources described above will continue to provide the cash flows necessary to satisfy its working capital requirements and capital expenditure requirements, as well as meet its debt repayments and other financial commitments for at least the next 12 months. The Company also has the ability to pledge additional assets in order to raise additional debt.

Summary Cash Flows (in millions)	2004 $	2003 $	2002 $
Cash and cash equivalents at the beginning of the year	**81.9**	11.7	11.7
Net cash provided by (used in) operating activities	**152.1**	(27.5)	84.7
Net cash provided by (used in) investing activities	**66.8**	(12.7)	(76.4)
Net cash (used in) provided by financing activities	**(172.5)**	109.4	(8.4)
Effect of exchange rate changes on cash	**6.7**	1.0	0.1
Cash and cash equivalents at the end of the year	**135.0**	81.9	11.7

Cash Flows Provided by (Used in) Operating Activities

Cash flow from operations is derived principally from the collection of receivables due from customers under project contracts. The timing of invoice preparation for long-term contracts is typically based on progress towards the completion of work, either defined as agreed project 'milestones' or an otherwise agreed staged payment schedule. Cash flows do not always coincide with the recognition of revenues, as customers are generally required to make advance payments at project commencement. It is the intention of the Company, when negotiating a contract, to arrange for cash to be received from the customer in advance of the requirement to pay suppliers, thus ensuring a neutral impact on liquidity. As at 30 November 2004 the Company had received $148.0 million in advance payments from its customers.

Net cash provided by operating activities during fiscal year 2004 was $152.1 million compared to net cash used in operating activities of $27.5 million during fiscal year 2003. This resulted from cash provided by operations of $37.9 million, a reduction in working capital of $94.5 million and dividends of $19.7 million received from non-consolidated joint ventures. Average accounts receivable decreased from 99 days to 89 days as at 30 November 2004. Average accounts payable days decreased to 92 days as at 30 November 2004 from 102 days as at 30 November 2003. The other year-to-year fluctuations in cash flows from operating activities are due to fluctuations in net operating income as discussed under 'Business Segment Results' above.

Net cash used in operating activities during fiscal year 2003 was $27.5 million compared to net cash provided by operating activities of $84.7 million during fiscal year 2002. This resulted from cash used in operations of $135.1 million, only partially offset by a reduction in working capital of $93.5 million and dividends of $14.1 million received from non-consolidated joint ventures. Average accounts receivable decreased to 99 days as at 30 November 2003 from 102 days as at 30 November 2002. Average accounts payable days decreased to 102 as at 30 November 2003 from 120 as at 30 November 2002. The other year-to-year fluctuations in cash flows from operating activities are due to fluctuations in net operating income as discussed under 'Business Segment Results' above.

Cash Flows Provided by (Used in) Investing Activities and Capital Expenditures

Net cash provided by investing activities in fiscal year 2004 was $66.8 million compared to net cash used in investing activities of $12.7 million in fiscal year 2003. This primarily comprises: net cash inflows from asset sales relating to the disposals of Serimer DASA, the ROV business, ships, the Lobito Yard assets and other minor items totalling $75.0 million; $32.8 million added by the consolidation of Sonamet and Sonastolt following the adoption of FIN 46R; less the purchase of fixed assets of $34.2 million including the capital expenditure discussed below and other investments of $6.8 million.

In addition to projecting specific capital expenditure outflows, which are typically included in the contract price, the Company, in the normal course of its business, makes routine capital expenditures. The table below sets forth information with respect to the Company's capital expenditures for fixed assets in each of the last three fiscal years. The ongoing capital expenditures will be funded with cash from operations.

Category of Capital Investment (in millions)	2004 $	2003 $	2002 $
Equipment and asset development	**4.3**	8.1	28.9
Capacity upgrades to ships and other equipment	**24.0**	12.3	24.1
Other	**5.9**	1.5	1.6
Total capital investment	**34.2**	21.9	54.6

The above investments were made in the context of the Company's ongoing capital programme, and are based on the requirement to maintain a high standard of efficiency and reliability of the offshore asset base.

The four largest capital expenditure projects during fiscal year 2004 are set out in the table below:

Asset (in millions)	Description of Capital Expenditure Project	$
LB 200	Upgrade for Langeled project	11.8
DLB 801	New stinger, upgrade of pipelay system and tensioner	5.6
Cargo barge	Purchase of new cargo barge to replace scrapped cargo barge	3.4
Sonamet/ Sonastolt	New crane in Lobito Yard, Angola	2.7
Total		**23.5**

Though cash restrictions have been less of an issue during fiscal year 2004 compared to fiscal year 2003, the level of the cash capital expenditure has been low in relation to the capital budget for the year of $50.8 million. This is due to the complexity of the design and engineering components of projects such as: the upgrade of the *LB 200*, *DLB 801* and the *Seaway Polaris* J-lay tower. The Company expects capital expenditures in fiscal year 2005 to amount to approximately $100 million, of which $75.8 million was committed as at 28 February 2005.

Net cash used in investing activities in fiscal year 2003 was $12.7 million compared to net cash used in investing activities of $76.4 million in fiscal year 2002. This amount mainly comprised net cash inflows of $31.9 million in respect of repayments from and advances to joint ventures, other investments and other non-current financial assets partially offset by the payment of $12.5 million for the final settlement of the NKT Flexibles share price guarantee, a further investment in the Sonamet and NKT Flexibles joint ventures of $14.2 million, asset sales proceeds of $4.0 million and the purchase of fixed assets of $21.9 million.

Net cash used in investing activities in fiscal year 2002 mainly comprised the payment of $58.9 million to Vinci in respect of the settlement of the Company's conditional obligation to pay additional consideration related to the difference between the price Vinci received for the Company's shares it sold and the guaranteed minimum share price of $18.50 per Common Share agreed by the Company in connection with the acquisition of ETPM from Vinci, and the payment of $1.7 million for the settlement of a similar liability related to the acquisition of the Company's interest in NKT Flexibles. This was partially offset by $23.5 million from the sale of the assets, including those of Big Inch Marine Systems, Inc. Investments made in the purchase of fixed assets were $54.6 million, and $15.2 million was received in respect of investments in non-consolidated joint ventures.

Management's Discussion and Analysis continued

Cash Flows (Used in) Provided by Financing Activities

In 2004, the Company restructured its capital base using the net proceeds from its equity capital raising transactions and the new $350 million revolving credit facility to refinance $385 million of existing bank debt. Additionally, the cash available from operations and the equity capital reduced the need to use cash from borrowings and other financing sources to fund operations. Net cash used in financing activities in fiscal year 2004 was $172.5 million, compared to net cash provided by financing activities in fiscal year 2003 of $109.4 million. Sources of financing totalling $224.7 million in fiscal year 2004 were $155.0 million of net proceeds from the issuance of Common Shares, a $60 million drawdown under the new $350 million revolving credit facility, and a $9.7 million loan from a minority shareholder. The funds were used to repay $390.8 million of outstanding long-term debt, $2.5 million to repay a bank overdraft, and to pay $3.9 million in dividends to a minority shareholder in an operating subsidiary.

Net cash provided by financing activities in fiscal year 2003 was $109.4 million, compared to net cash used by financing activities in fiscal year 2002 of $8.4 million. Sources of financing in fiscal year 2003 were a net increase of $149.6 million in long-term debt and the monetisation of hedges with proceeds of $16.8 million. These funds were used to repay bank overdrafts of $13.8 million, to pay dividends to a minority shareholder of $2.2 million in an operating subsidiary and to repurchase Treasury Shares of $1.0 million. Furthermore, outstanding SNSA funding was reduced by $40.0 million. During the second half of fiscal year 2003, cash requirements increased significantly due to cost overruns on certain major projects, the continued delay in the recovery of amounts owed to the Company, and the delayed settlement of claims and variation orders with respect to major projects.

Consequently, while engaged in discussions with its primary creditors to amend the financial covenants in its existing credit facility agreements, the Company also took measures to ensure that it had sufficient liquidity to fund its operations and to provide for a potentially protracted period of negotiation with certain major customers regarding the settlement of claims and variation orders. These measures included borrowing to the maximum availability under the Company's existing credit facility agreements and closing out positions under foreign exchange contracts. Sources of financing in fiscal year 2002 were the receipt of a $64.0 million loan from SNSA to fund settlement of share price guarantees and an increase in bank overdrafts of $10.2 million. These funds were used to repay capital lease purchase obligations totalling $23.7 million on the *Seaway Polaris* and the *DLB 801*, and to repurchase shares from SNSA for $56.5 million.

Description of Indebtedness

The $350 Million Revolving Credit Facility

On 8 November 2004, the Company entered into a new $350 million multi-currency revolving credit and guarantee facility with a consortium of banks led by DnB NOR Bank ASA, ING Bank N.V. and NIB Capital Bank N.V. as arrangers. This facility, together with existing cash balances, was used to refinance the Company's existing credit facilities, including the $440 million secured multi-currency revolving credit facility, the $55/45 million credit/guarantee facility, the $44 million secured guarantee facility, the $100 million secured bank guarantee facility and the $50 million unsecured bonding facility. It will be used for general corporate purposes, including the issuance of guarantees to support contract performance obligations and other operating requirements. The financing also released SNSA from all remaining financial guarantee obligations to the Company. In addition, a $50 million undrawn line of credit that SNSA provided to Stolt Offshore expired as scheduled on 28 November 2004.

The facility provides for revolving loans of up to $175 million during the first three years, reducing to $150 million for the fourth year and further reducing to $125 million for the fifth year until 8 November 2009. The remaining capacity under the $350 million facility is available for bonding with a final maturity no later than 8 May 2011. Other mandatory reductions in the facility will occur (subject to cure provisions) if the valuations of the vessels (or a loss of a vessel) shall result in the asset coverage of the outstanding and available amounts under the facility being less than 120%. Borrowings under the facility may be made in minimum increments of $5.0 million subject to the satisfaction of certain customary conditions precedent. In addition, the facility provides that performance guarantees can be issued until final maturity of the facility. At final maturity, all performance guarantees must either expire on or before 8 May 2011 or be replaced or cash collateralised.

The facility is guaranteed by the Company and all of its material operating companies and ship-owning subsidiaries comprising in aggregate at least 90% (by external revenues and net fixed assets) of the Group's net fixed assets and external revenues.

The facility is secured by a first priority mortgage on most Group vessels owned by such guarantors, as well as an assignment of earnings, insurances and requisition compensation with respect to certain vessels. The market value of the vessels pledged in support of the facility as at the close of such facility was approximately $500 million.

The fees and direct costs incurred in arranging this facility were capitalised and are being amortised to interest expense on a straight-line basis over the period of the facility.

As at 30 November 2004, $60 million had been drawn under the part of the facility available for cash advances and $110.9 million of guarantees issued under the part of the facility available for guarantee issuances. The facility contains certain financial covenants in respect of a minimum level of tangible net worth, a maximum level of net debt to EBITDA, a maximum level of total financial debt to tangible net worth and a minimum level of cash and cash equivalents. The Company must meet the requirements of the financial covenants on a consolidated basis in quarterly intervals ending 28 February, 31 May, 31 August and 30 November of each year. The facility also contains negative pledges with respect to accounts receivable and cash.

Interest on the facility is payable at LIBOR plus a margin which will be linked to the ratio of the Company's debt to EBITDA (leverage ratio) and which may range from 1.0% to 2.375% per year. The margin is currently fixed at 2.375% for a period of six months and is reviewed every six months. The fee applicable for performance guarantees will be linked to the same ratio and may range from 0.5% per year to 1.1875% per year (currently fixed at 1.1875% for six months).

The facility contains representations, affirmative covenants and negative covenants (in addition to the financial covenants listed above) which are customary for transactions of this nature and consistent with past practice. Such covenants specifically limit disposal of the pledged vessels, mergers or transfers, granting of encumbrances on pledged property, incurrence of other indebtedness, investments and loans, distributions to shareholders and cash and cash equivalents that are permitted to be held by non-obligors.

The facility also contains events of default which include payment defaults (subject to a three-day grace period), breach of financial covenants, breach of operational covenants, breach of other obligations, breach of representations and warranties, insolvency proceedings, insolvency events, illegality, unenforceability, conditions subsequent, curtailment of business, claims against an obligor's assets, appropriation of an obligor's assets, final judgements, cross-defaults to other indebtedness in excess of $5.0 million, change of the Company's executive management, failure to maintain exchange listing, material adverse change, auditor's qualification, repudiation and material litigation.

Off-Balance Sheet Arrangements

Leases and Bank Guarantees

The Company does not engage in off-balance sheet financing in the form of special purpose entities or similar arrangements. The Company engages in operating leases in the normal course of the Company's business in respect of ship charter hire obligations, office facilities and equipment.

The Company also arranges for bank guarantees, which collectively refers to performance bonds, bid bonds, advance payment bonds, guarantees or standby letters of credit in respect of a performance obligation of the Company to be provided to its customers in connection with the Company's work on specific projects. The purpose of the bank guarantees generally is to enable the Company's customers to recover cash paid to the Company in advance of performing its obligations under the contract or to obtain cash compensation should the Company be unable to fulfil its performance obligations under its contracts.

The $350 million revolving credit facility, referred to above, is available for guarantees to the extent it is not drawn as loans. In addition the Company has arrangements with a number of other financial institutions to issue bank guarantees on its behalf. As at 30 November 2004, the aggregate amount of guarantees issued under these facilities was $259.0 million, of which $110.9 million related to the $350 million revolving credit facility. The bonds under these facilities were issued to guarantee the Company's project performance and that of its subsidiaries and joint ventures to third parties in the normal course of business. Other than amounts available under the $350 million revolving credit facility, the Company as at 30 November 2004, has no bank guarantee capacity available under these additional arrangements, which will expire together with the outstanding guarantees.

Investments in and Long-term Funding to Non-consolidated Joint Ventures

As at 30 November (in millions)	Geographical location	Business segment	Ownership %	2004 $	2003 $
NKT Flexibles I/S ('NKT Flexibles')	Denmark	Corporate	49	**12.0**	11.0
Mar Profundo Girassol ('MPG')	West Africa	AFMED	50	**–**	0.1
Sonamet	West Africa	AFMED	55	**–**(a)	7.4
Sonastolt	West Africa	AFMED	55	**–**(a)	9.6
Seaway Heavy Lifting Limited ('SHL')	Cyprus	Corporate	50	**3.5**	4.3
Stolt/Subsea 7	Norway	NEC	50	**1.6**	2.2
Kingfisher D.A.	Norway	NEC	50	**3.7**	3.8
Dalia FPSO	West Africa	AFMED	17.5	**2.7**	4.6
EPIC JV	Norway	NEC	50	**0.1**	–
Total				**23.6**	43.0

(a) In accordance with FIN 46R, both Sonamet and Sonastolt have been accounted for as consolidated subsidiaries since 31 May 2004. Until that date they were accounted for using the equity method because the Company's ability to control the operation of the investees is restricted by the significant participating interest held by another party.

The Company offers heavy lift floating crane services through SHL. SHL charters the heavy lift barge *Stanislav Yudin* from a subsidiary of Lukoil Kaliningradmorneft plc, the Company's joint venture partner in SHL. The barge operates providing heavy lift services to a range of offshore companies, including occasional projects for the Company.

The Company manufactures flexible flowlines and dynamic flexible risers through NKT Flexibles. The joint venture has reported operating losses in each of the past three fiscal years. The Company made a capital contribution of $4.9 million on 25 March 2004 and in the same month the joint venture repaid $3.3 million of short-term debt to the Company. In order to ensure the operational solvency of the joint venture, the Company made additional short-term cash advances during fiscal year 2004 totalling $5.7 million, against which a full provision for doubtful recovery was recorded during the year. The provision was recorded as the Company did not believe it was probable of collection. No impairments to the carrying value of the joint venture's assets were recognised in fiscal year 2004, as an impairment review in accordance with SFAS No. 144 indicated that no further charge was required in addition to those recorded in fiscal years 2003 and 2002 of $6.6 million and $8.1 million, respectively. The joint venture's backlog has increased since 30 November 2004.

A new joint venture with Subsea 7 named EPIC was formed in fiscal year 2004 to perform IMR-related work for Statoil on the Ekofisk field in the Norwegian sector of the North Sea.

The Company's joint ventures in Angola with Sonangol, provide strategic access to the offshore Angolan market through the operation of the Sonamet fabrication yard at Lobito, which enables the Company to offer locally manufactured structures and components for offshore projects. The provision of local content is an important competitive advantage in the West African offshore market, as there are local content requirements on most projects. In addition, the Company provides local offshore support personnel and equipment through Sonastolt. These joint ventures are no longer off-balance sheet, as they have been consolidated from 31 May 2004, upon adoption of FIN 46R.

The Dalia Floating Production and Storage Offloading facility is a joint venture with Technip S.A. and Saipem S.A. to perform work on the Dalia field development in Block 17 offshore Angola for Total E&P Angola. The joint venture has responsibility for project management, engineering, procurement, onshore commissioning and offshore hook-up of the FPSO. The Company's share was initially 27.5%, but has been reduced to 17.5%, as further described under 'Legal, Regulatory and Insurance Matters' below. The reduction in the carrying value of the investment in the joint venture was approximately $1.5 million.

The remainder of the Company's joint ventures have been formed either with a national oil company, or on a project-specific basis to enhance the range of services provided to the customer. The Company typically has interests ranging from 25% to 50% in these joint ventures.

Where joint ventures are project-specific, the Company will typically be obliged to contribute its proportionate share of funding requirements. In addition the Company may be liable for the failure of its joint venture partners to fulfil their obligations. The Company will normally also have an obligation to meet its proportionate share of funding needs in long-term joint ventures. However such joint venture investments would require unanimity among joint venture partners.

Management's Discussion and Analysis continued

Legal, Regulatory and Insurance Matters

Technip

In 1996, Coflexip SA and Coflexip Stena Offshore Limited (now known as Technip S.A. and Technip Offshore Limited) ('Technip'), commenced legal proceedings in the U.K. High Court against three of the Company's subsidiaries for infringement of a certain patent held by Technip on flexible flowline laying technology. The claim related to the Company's use of the flexible lay system on the *Seaway Falcon*. On 18 March 2004, the Company announced that it had reached a settlement on this matter. The settlement involved: (i) a cash payment by the Company of an amount within its contingency reserve of $9.3 million; (ii) Technip's grant of a licence to the Company for the use of the allegedly infringing technology covering the North Sea area for future periods for an annual fee; (iii) the termination of arbitration proceedings in the United States with respect to an unrelated matter, with neither party making payment to the other; and (iv) a transfer to Technip of a portion of the Company's equity interest in a project joint venture involving Technip and the Company to construct the Dalia FPSO. The Company estimated that the reduction in future profits from the transfer of this interest is approximately $6 million. Technip has not granted to the Company a licence to use the allegedly infringing technology or process in any other jurisdiction. The agreed settlement was fully accrued in the Consolidated Financial Statements as at 30 November 2003.

Duke Hubline Project

In October 2003, the Company commenced arbitration proceedings against Algonquin Gas Transmission, in respect of unpaid invoices for work performed on the Duke Hubline project, a gas pipeline off the coast of Massachusetts in the U.S. Due to Algonquin Gas Transmission's non-payment of invoiced amounts, the Company was unable to pay certain of its subcontractors employed to work on the pipeline, two of which, Bisso Marine Company and Torch Offshore Inc., filed lawsuits against the Company in Louisiana state court for non-payment of amounts invoiced. These same subcontractors claimed liens over the pipeline, which liens were the subject of proceedings commenced by them against the Company and Algonquin Gas Transmission in Massachusetts state court. The dispute with Algonquin Gas Transmission was referred to mediation in late January 2004 at which the parties reached a 'settlement in principle' whereby Algonquin Gas Transmission agreed to pay the Company $37.0 million in full and final settlement of the Company's claims and the Company agreed to withdraw the arbitration proceedings and use its best efforts to secure the release of the above-mentioned subcontractor liens, and a definitive settlement agreement was executed on 26 February 2004. Algonquin Gas Transmission paid the settlement amount of $37.0 million to the Company in March 2004. This settlement was included in the Company's reported results for fiscal year 2003. The Company also settled the related subcontractor litigation, and a related $28.0 million letter of credit was released in the second quarter of fiscal year 2004.

Other Matters

In connection with a major West African contract, the Company received a letter dated 12 December 2003 from the customer notifying the Company of a potential claim for an unspecified amount of liquidated damages. The Company believes that a settlement agreement with the customer has released the Company from any liability for liquidated damages, and no further action has been initiated in this regard by the customer. The customer issued a notice to the consortium, of which the Company is a member, rescinding the contract effective 31 January 2005. The notice claimed that the lack of performance in the 13-month period beginning 31 December 2003, was a fundamental breach that amounted to repudiation of the contract. The Company completed its share of the offshore scope in December 2004 and expects to receive a handover certificate from the customer and therefore does not believe the notice will have any adverse impact on the Company. The Company has recorded no provision in connection with this contract.

The Company was informed by the U.S. Securities and Exchange Commission ('SEC') in December 2003 that it was conducting an informal inquiry into the Company's revenue recognition policies and practices with respect to claims and variation orders. As requested by the SEC the Company voluntarily produced information and documents in response to the informal inquiry. The Company has had no contact with the SEC regarding this matter since July 2004.

On 31 December 2003, the pipelay ship the *Seaway Polaris* dropped a pipe which it was laying for the Bonga project in Nigeria. The Company has received reimbursement of $6.3 million under the customer's all risk insurance policy, and has recorded a further $5.7 million receivable on the basis of a report from the customer's loss adjuster. All costs incurred to repair the pipe were charged to expense in fiscal year 2004.

In addition, in the course of its business, the Company becomes involved in contract disputes from time-to-time due to the nature of its activities as a contracting business involved in several long-term projects at any given time. The Company makes provisions to cover the expected risk of loss to the extent that negative outcomes are likely and reliable estimates can be made. However, the final outcomes of these contract disputes are subject to uncertainties as to whether or not they develop into a formal legal action and therefore the resulting liabilities may exceed the liability the Company may anticipate.

Furthermore, the Company is involved in legal proceedings from time-to-time incidental to the ordinary conduct of its business. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of any litigation could require the Company to make additional expenditures in excess of reserves that it may establish. In the ordinary course of business, various claims, suits and complaints have been filed against the Company in addition to the ones specifically referred to above. Although the final resolution of any such other matters could have a material effect on the Company's operating results for a particular reporting period, the Company believes that they should not materially affect its consolidated financial position.

For accounting purposes, the Company expenses legal costs as they are incurred.

Subsequent Events

Below is a summary of events that occurred after 30 November 2004 which the Company considers to be of significance.

On 13 January 2005, the Company announced that SNSA had sold the 79,414,260 Common Shares they previously held. As a result SNSA no longer owns any of the Company's shares.

On 19 January 2005, the Company sold its interest in Paragon Engineering Services Inc. to AMEC plc., yielding a gain on sale of $2.1 million.

In January 2005, the Company commenced a review of strategic alternatives in relation to the loss-making NAMEX region, including the possible disposal of certain ships and businesses in the Conventional and IMR business lines.

On 2 February 2005 the Company announced a number of changes in the composition of the Board of Directors following SNSA's sale of its shareholding to institutional investors. Jacob Stolt-Nielsen (Chairman) and Niels G. Stolt-Nielsen both decided to retire from the Board of Directors with immediate effect. These changes to the Board in February 2005 resulted in the following composition of the Board: Mark Woolveridge (Chairman of the Board), James Hurlock (Vice Chairman of the Board and Chairman of the Nomination Committee), Trond Westlie (Chairman of the Audit Committee), Frithjof Skouverøe (Chairman of the Compensation Committee), Haakon Lorentzen, George Doremus, and Tom Ehret (Chief Executive Officer).

Research and Development and Intellectual Property

To support its engineering and operational activities, the Company holds a number of patents, trademarks, software and other intellectual property. The Company has 102 patents in force in 45 countries and currently a portfolio of 145 additional developments under patent application. A limited number of its patents are held in common with other industrial partners. The Company also conducts some of its operations under licensing agreements, allowing it to make use of specific techniques or equipment patented by third parties. The Company does not consider that any one patent or technology represents a significant percentage of its net operating revenue. In March 2004 the Company settled a dispute with a competitor who was claiming damages for infringement of a patented technology.

The Company's research and development programmes have concentrated both on the requirements of its customers, who are constantly seeking to develop oil and gas reserves in deeper waters, and increasing the efficiency of its offshore equipment and operations. The Company has research and development programmes aimed at developing new and extending existing technology for the installation, repair and maintenance of offshore structures, particularly in ultra deep water (beyond 1,500 metres). Recent successes include the riser bundle tower system, which was designed, built, and installed in 1,400 metres of water for the Girassol project in Angola, and the Deep MATIS™ pipeline connection system. The Company's research and development activities are in general carried out internally using both dedicated research personnel and as part of specific projects. Where appropriate, external research and development is performed either through strategic technological alliances or joint industry collaborative projects. The Company's expenditures on Company-sponsored research and development were approximately $1 million in each of fiscal years 2004, 2003 and 2002.

Inflation

The Company's business transactions in high-inflation countries are substantially denominated in stable currencies, such as the US dollar, and inflation therefore does not materially affect the consolidated financial results.

Foreign Exchange Risk Management

The Company's reporting currency is the US dollar. The majority of net operating expenses are denominated in the functional currency of the individual operating subsidiaries. The US dollar is the functional currency of the most significant subsidiaries within the NAMEX, SAM and AME regions. In the AFMED region, the functional currencies are Euros and US dollars. In the NEC region, the functional currencies are the Norwegian kroner, the British pound sterling, Canadian and US dollars. The Company's exposure to currency rate fluctuations results from its net investments in foreign subsidiaries, primarily in the United Kingdom, Norway, France and Brazil, and from the Company's share of the local currency earnings in its operations in the AFMED, NEC and SAM regions. The Company does not use derivative instruments to hedge the value of investments in foreign subsidiaries. The net translation adjustments arising on the above currency exposures were gains of $8.5 million, $25.4 million and $41.7 million for fiscal years 2004, 2003, and 2002, respectively. These are recorded in Other Comprehensive Income in the Consolidated Statement of Shareholders' Equity.

The Company is also exposed to fluctuations in several other currencies resulting from operating expenditures and one-off liabilities. The Company's currency rate exposure policy prescribes the range of allowable hedging activity. The Company primarily uses forward exchange contracts to hedge capital expenditures and operational non-functional currency exposures on a continuing basis for periods consistent with its committed exposures. All of the instruments used are hedged against forecasted underlying operating exposures and are designated as cash flow hedges. The Company does not engage in currency speculation.

Interest Rate Risk Management

The Company's exposure to third-party interest rate fluctuations result primarily from floating-rate credit facilities tied to the LIBOR.

The Company uses a value-at-risk ('VAR') model to estimate the maximum potential loss on financial instruments that could occur from adverse movements in either interest rates or foreign exchange rates. The VAR model uses historical foreign exchange rates and interest rates to estimate the volatility and correlation of these rates in future periods. It estimates a potential one-day loss in the fair market value of the instruments using statistical modelling techniques and including substantially all market risk exposures, specifically excluding joint venture investments. The VAR model estimates were made assuming normal market conditions and a 95% confidence level.

The 95% confidence level signifies the Company's degree of confidence that actual losses would not exceed the estimated losses shown in the table below. The amounts shown here disregard the possibility that interest rates and foreign currency rates could move favourably. The VAR model assumes that all movements in these rates would be adverse. Actual experience has shown that gains and losses tend to offset each other over time, and it is highly unlikely that the Company could experience losses such as these over an extended period of time. These amounts should not be considered to be projections of future losses, since actual results may differ significantly depending upon activity in the global financial markets.

The fair value losses shown in the table below have no impact on the Company's results or financial condition.

VAR

As at 30 November (in millions)	2004 $	2003 $
Interest rates	–	0.1
Foreign exchange rates	0.1	2.1

The decrease in the VAR from $2.1 million to $0.1 million is attributable to the significant reduction in the financial instruments held by the Company during fiscal year 2004.

A discussion of the Company's accounting policies for financial instruments is included above in 'Critical Accounting Policies – Accounting for Derivatives' above and in Note 2 to the Consolidated Financial Statements. Disclosure relating to financial instruments is included in Note 27 to the Consolidated Financial Statements.

Based on the Company's overall interest rate exposures as at 28 February 2005 a near-term change in interest rates would not materially affect the Company's consolidated financial position, results of operations or cash flows.

Management's Discussion and Analysis continued

Impact of New Accounting Standards

Stock-Based Compensation

On 16 December 2004, the FASB issued SFAS No. 123 (revised 2004) ('SFAS No. 123(R)'), 'Share-Based Payment' which is a revision of SFAS No. 123 'Accounting for Stock-Based Compensation'. SFAS No. 123(R) supersedes APB No. 25 and amends SFAS No. 95, 'Statement of Cash Flows'. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognised in the income statement based on their fair values. The pro forma disclosure of fair values allowed under SFAS No. 123 is no longer an alternative.

SFAS No. 123(R) is required to be adopted in the first quarter commencing after 15 June 2005, and the Company expects to adopt it from 1 September 2005. The Company has not yet completed its assessment of the impact of adoption of this standard on the 2005 results. The Company has elected not to restate its previously issued results for the portion of awards that had vested at the date of adoption and so no restatement of prior periods will be made.

Exchanges of Non-Monetary Assets

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153 'Exchanges of Non-monetary Assets – An Amendment of APB Opinion No. 29' ('SFAS No. 153'). SFAS No. 153 eliminates the exception to fair value accounting for exchanges of similar productive assets contained in Accounting Principles Board Opinion No. 29 ('ABP No. 29'), and replaces it with a general exception for exchange transactions that do not have commercial substance. The exception in APB No. 29 required certain non-monetary asset exchanges to be recorded on a carryover basis with no gain/loss recognition. Under SFAS No. 153, exchange transactions with commercial substance are required to be accounted for at fair value with gain/loss recognition on assets surrendered in exchange transactions. The Company will be required to adopt SFAS No. 153 in the first quarter beginning after 15 June 2005, and believes the adoption of this standard will not have a material impact on its financial statements.

International Financial Reporting Standards

US Generally Accepted Accounting Principles ('US GAAP') will continue to be the primary reporting framework for Stolt Offshore, most probably until the year ended 30 November 2008, as the Company is domiciled and registered in Luxembourg and the Luxembourg authorities are expected to confirm the anticipated decision to grant exemption until the accounting period beginning on or after 1 January 2007 from the requirement to adopt International Financial Reporting Standards.

Changes in Share Capital

At an Extraordinary General Meeting on 11 February 2004 the authorised share capital of the Company was increased to 230,000,000 Common Shares, with a par value of $2.00 per share.

During fiscal year 2004, the following transactions occurred:

- On 13 February 2004, the Company issued and sold 45.5 million Common Shares at $2.20 per share, resulting in gross proceeds of $100.1 million ($93.2 million net of expenses);
- On 13 February 2004, the Company issued 17 million new Common Shares to Stolt-Nielsen Transportation Group Ltd ('SNTG'), a subsidiary of SNSA, upon conversion of all of the Company's outstanding Class B Shares to Common Shares held by SNTG;
- On 20 April 2004, the Company issued 22.7 million Common Shares to SNTG or its subsidiary in consideration for the cancellation of the $50 million subordinated note from SNTG to the Company, representing a price of $2.20 per share; and
- On 25 May 2004, the Company issued and sold 29.9 million Common Shares at $2.20 per share, raising gross proceeds of $65.8 million ($61.6 million net of expenses).

As at 30 November 2004 there were 190.5 million outstanding Common Shares, of which SNSA owned 79.4 million Common Shares or 41.7%. As described above and in Note 29 'Subsequent Events' to the Consolidated Financial Statements, SNSA sold its entire shareholding effective 13 January 2005 and thereby ceased to be a shareholder of the Company.

During fiscal year 2003, the Company settled the minimum share price guarantee in respect of the remaining 879,121 Class A Shares (subsequently converted to Common Shares) issued to NKT Holdings A/S as consideration for the Company's purchase of its share in NKT Flexibles in December 1999. The Company repurchased these shares in March 2003 for $13.5 million. The 879,121 Common Shares were held as Treasury Shares as at 30 November 2004.

Related Party Transactions

Corporate Services Agreement

Pursuant to a corporate services agreement, during 2004 SNSA supplied through its subsidiaries, financial, risk management, public relations and other services to the Company for an annual fee based on costs incurred in rendering those services. The fee was subject to negotiation and agreement between the Company and SNSA on an annual basis. The fees for these management services were $2.6 million, $3.4 million and $3.2 million for fiscal years 2004, 2003 and 2002, respectively. The fee is included as a component of SG&A expenses in the Consolidated Statement of Operations. Short-term payables due to SNSA of $1.9 million as at 30 November 2004 relate primarily to outstanding insurance-related and corporate services activities.

The services agreement was automatically renewable for additional one-year terms. However, in view of SNSA's sale of all of its holding of the Company's Common Shares in January 2005, the Company and SNSA have agreed to terminate the corporate services agreement.

Other Administrative Services Agreement

In addition to the above corporate services, SNSA provided various services to the Company, including certain types of insurance coverage, payroll administration, and information technology and received a fee for these services. Fees for these services were approximately $0.8 million for 2004. The 2004 fee is included as a component of SG&A expenses in the accompanying Consolidated Statement of Operations. For 2005, the Company and SNSA intend to co-operate with respect to procurement of insurance and certain information technology matters on an individual arm's length basis.

Captive Insurance Company

SNSA owns Marlowe Insurance Ltd., a Bermuda captive insurance company ('Marlowe') through which certain of the Company's interests are insured. In light of SNSA's phased sale of its holdings of the Company's stock, the Company decided to withdraw from Marlowe with effect from the expiration of its current insurances placed with or through Marlowe. The Company is co-operating with SNSA to buy insurance for future periods.

Service Mark Agreement

The Company and SNSA are parties to an agreement under which the Company has been granted the right to use the Stolt name and logo, without payment of any royalty. However, because SNSA sold its interest in the Company, the Company would be obliged to change its name and logo upon SNSA's request. The Company is discussing an arrangement with SNSA, which would allow it to use the name and logo until the end of the third quarter of fiscal year 2006.

Other Matters

The Company routinely engages in transactions with a range of other related parties whose relationship with the Company arises through the joint ventures discussed above in 'Investments in and Long-term Funding to Non-consolidated Joint Ventures'.

Forward-Looking Statements

Certain statements in this Annual Report, including the message from the Chairman and the operational review from the Chief Executive Officer, describe plans, expectations, beliefs, intentions or strategies regarding the future and constitute 'forward-looking statements' as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of words like 'anticipate', 'believe', 'estimate', expect', 'intend', 'may', 'plan', 'forecast', 'project', 'will', 'should', 'seek' and similar expressions. Actual and future results and trends could differ materially from those set forth in such statements due to various factors. Such factors and others which are discussed in the Company's public filings and submissions with the SEC, are among those that may cause actual and future results and trends to differ materially from its forward-looking statements: the terms, conditions and amount of its indebtedness; its ability to restructure its indebtedness and obtain additional bonding facilities; its ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which the Company operates; its relationship with significant customers; the outcome of legal proceedings or governmental inquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond its ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Selected Consolidated Financial Data

For the fiscal year ended 30 November (in millions, except per share data)	2004 $	2003 $	2002 $	2001 $	2000 $
Net operating revenue	**1,241.9**	1,482.3	1,437.5	1,255.9	983.4
Net operating income (loss)	**28.7**	(380.5)	(123.6)	36.4	(4.9)
Net income (loss)	**5.1**	(418.1)	(151.9)	(14.2)	(34.4)
Net income (loss) per Common Share and Common Share equivalent:					
Basic	**0.03**	(4.51)	(1.79)	(0.16)	(0.44)
Diluted	**0.03**	(4.51)	(1.79)	(0.16)	(0.44)
Weighted average number of Common Shares and Common Share equivalents outstanding[a]:					
Basic	**157.6**	92.6	85.0	87.2	78.8
Diluted	**159.5**	92.6	85.0	87.2	78.8

(a) All share data and per share data have been restated to reflect the share reclassification on 7 March 2001 whereby Class A Shares were reclassified as Common Shares on a one-for-one basis.

The Company has never paid a dividend.

As at 30 November (in millions, except per share data)	2004 $	2003 $	2002 $	2001 $	2000 $
Total assets	**1,109.0**	1,242.7	1,458.6	1,560.3	1,402.8
Current assets less current liabilities (including current portion of long-term debt and capital lease obligations and debt due to SNSA)	**(141.0)**	(159.8)	34.6	78.2	12.7
Non-current assets	**606.2**	608.9	868.2	987.3	1,008.3
Long-term debt, including long-term debt due to SNSA, and capital lease obligations (including current portion)	**69.7**	385.0	335.0	358.7	292.5
Deferred long-term taxes, accrued pensions and other long-term liabilities	**45.6**	38.1	43.4	63.1	61.0
Shareholders' equity	**314.6**	107.3	517.1	660.0	669.4
Book value per Common Share and Common Share equivalent[a]	**1.65**	1.16	5.54	7.57	7.68
Total number of Common Shares and Common Share equivalents outstanding[a]	**190.5**	92.6	93.3	87.2	87.2

(a) All share data and per share data have been restated to reflect the share reclassification on 7 March 2001 whereby Class A Shares were reclassified as Common Shares on a one-for-one basis.

Report of Independent Registered Public Accounting Firm

To Stolt Offshore S.A.
We have audited the accompanying Consolidated Balance Sheets of Stolt Offshore S.A. (a Luxembourg company) and subsidiaries (the 'Company') as at 30 November 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended 30 November 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such Consolidated Financial Statements present fairly, in all material respects, the financial position of Stolt Offshore S.A. and subsidiaries as at 30 November 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended 30 November 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the financial statements, in 2004 the Company changed its method of accounting for consolidation to conform to Financial Accounting Standards Board Interpretation No. 46 (revised December 2003), 'Consolidation of Variable Interest Entities'.

Deloitte & Touche LLP
Glasgow, United Kingdom
6 April 2005

Consolidated Statements of Operations

For the fiscal year ended 30 November (in millions, except per share data)	Note	2004 $	2003 $	2002 $
Net operating revenue		**1,241.9**	1,482.3	1,437.5
Operating expenses		**(1,129.0)**	(1,566.5)	(1,374.4)
Gross profit (loss) – $		**112.9**	(84.2)	63.1
Gross profit (loss) – %		**9.1**	(5.7)	4.4
Equity in net income of non-consolidated joint ventures		**15.0**	0.4	5.3
Selling, general and administrative expenses		**(118.4)**	(102.5)	(89.7)
Impairment of tangible fixed assets	10	**(9.4)**	(176.6)	(4.0)
Impairment of goodwill	11	**–**	–	(106.4)
Restructuring charges	19	**(2.7)**	(16.2)	–
Gain (loss) on sale of fixed assets and subsidiaries	9	**29.9**	(0.3)	8.0
Other operating income (loss), net		**1.4**	(1.1)	0.1
Net operating income (loss)		**28.7**	(380.5)	(123.6)
Non-operating (expense) income:				
Interest expense		**(19.9)**	(27.9)	(18.9)
Interest income		**4.0**	3.1	0.7
Foreign currency exchange gains (losses), net		**6.2**	(8.9)	0.2
Income (loss) before minority interests and taxes		**19.0**	(414.2)	(141.6)
Minority interests		**(4.7)**	(4.5)	(2.1)
Income (loss) before income taxes		**14.3**	(418.7)	(143.7)
Income tax (provision) benefit	13	**(9.2)**	0.6	(8.2)
Net income (loss)		**5.1**	(418.1)	(151.9)
Earnings per Common Share				
Net income (loss) per Common Share and Common Share equivalent:				
Basic		**0.03**	(4.51)	(1.79)
Diluted		**0.03**	(4.51)	(1.79)
Weighted average number of Common Shares and Common Share equivalents outstanding:				
Basic	23	**157.6**	92.6	85.0
Diluted	23	**159.5**	92.6	85.0

The accompanying notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.

Consolidated Balance Sheets

As at 30 November (in millions)	Note	2004 $	2003 $
Assets			
Current assets:			
Cash and cash equivalents		**135.0**	81.9
Restricted cash deposits	5	**2.1**	2.1
Trade receivables (net of allowance for doubtful debt)	6	**259.4**	358.3
Inventories and work-in-progress	7	**24.6**	22.1
Receivables due from related parties and short-term advances to non-consolidated joint ventures	12	**12.6**	27.6
Deferred taxes	13	**2.3**	–
Prepaid expenses and other current assets		**37.5**	35.6
Assets held for sale	9	**29.3**	106.2
Total current assets		**502.8**	633.8
Fixed assets, at cost	10	**956.1**	933.3
Less accumulated depreciation and amortisation	10	**(456.3)**	(418.7)
Total fixed assets, net		**499.8**	514.6
Restricted cash deposits	5	**4.5**	–
Goodwill	11	**5.3**	6.0
Other intangible assets	11	**4.6**	0.2
Deposits and non-current receivables		**47.7**	33.4
Investments in and advances to non-consolidated joint ventures	12	**23.6**	43.0
Deferred taxes	13	**16.1**	8.3
Prepaid pension asset	14	**4.6**	3.4
Total assets		**1,109.0**	1,242.7
Liabilities and shareholders' equity			
Current liabilities:			
Bank overdrafts and lines of short-term credit	15	**–**	2.5
Short-term payables due to Stolt-Nielsen S.A. (SNSA)	18	**2.0**	18.4
Subordinated note due to SNSA	18	**–**	50.0
Current maturities of long-term debt and capital lease obligations	16	**–**	91.5
Accounts payable and accrued liabilities	17	**340.0**	430.8
Accrued salaries and benefits		**48.6**	37.0
Advance billings		**148.4**	33.2
Deferred taxes	13	**0.5**	4.5
Other current liabilities		**88.4**	67.8
Liabilities held for sale	9	**15.9**	57.9
Total current liabilities		**643.8**	793.6
Long-term debt and capital lease obligations	16	**69.7**	293.5
Deferred taxes	13	**1.2**	2.0
Other long-term liabilities		**37.2**	26.4
Accrued pension liability	14	**7.2**	9.7
Minority interests		**35.3**	10.2
Shareholders' equity:			
Common Shares, $2.00 par value	22	**382.8**	152.5
Class B Shares, $2.00 par value	22	**–**	68.0
Treasury Shares	22	**(1.0)**	(1.0)
Paid-in surplus		**449.3**	404.2
Deficit		**(530.5)**	(535.6)
Accumulated other comprehensive income		**14.0**	19.2
Total shareholders' equity		**314.6**	107.3
Total liabilities and shareholders' equity		**1,109.0**	1,242.7

The accompanying notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

(in millions, except share data)	Common Shares $	Class B Shares $	Paid-in surplus $	Retained earnings (deficit) $	Treasury Shares $	Accumulated other comprehensive (loss) income $	Total Shareholders' equity $	Comprehensive income (loss) $
Balance, 30 November 2001	140.5	68.0	463.6	52.4	–	(64.5)	660.0	
Purchase of 6,392,478 Treasury Shares at market value[a]	–	–	–	–	(56.5)	–	(56.5)	
Settlement of share price guarantee[a]	–	–	(60.5)	–	–	–	(60.5)	
Sale of 6,392,478 Treasury Shares	–	–	–	(18.1)	56.5	–	38.4	
Issuance of 6,019,287 Common Shares	12.0	–	13.5	–	–	–	25.5	
Net loss	–	–	–	(151.8)	–	–	(151.8)	(151.8)
Net gains in respect of derivative instruments (net of tax of $3.2)	–	–	–	–	–	22.2	22.2	22.2
Translation adjustments, net	–	–	–	–	–	41.7	41.7	41.7
Minimum pension liability adjustment (net of tax of $0.9)	–	–	–	–	–	(2.0)	(2.0)	(2.0)
Comprehensive loss	–	–	–	–	–	–	–	(89.9)
Exercise of share options	–	–	0.1	–	–	–	0.1	
Balance, 30 November 2002	152.5	68.0	416.7	(117.5)	–	(2.6)	517.1	
Purchase of 879,121 Treasury Shares at market value[b]	–	–	–	–	(1.0)	–	(1.0)	
Settlement of share price guarantee[b]	–	–	(12.5)	–	–	–	(12.5)	
Net loss	–	–	–	(418.1)	–	–	(418.1)	(418.1)
Net losses in respect of derivative instruments (net of tax of $1.1)	–	–	–	–	–	(0.3)	(0.3)	(0.3)
Minimum pension liability adjustment (net of tax of $0.3)	–	–	–	–	–	(3.3)	(3.3)	(3.3)
Translation adjustments, net	–	–	–	–	–	25.4	25.4	25.4
Comprehensive loss	–	–	–	–	–	–	–	(396.3)
Balance, 30 November 2003	152.5	68.0	404.2	(535.6)	(1.0)	19.2	107.3	
Issuance of 45,500,000 Common Shares	**91.0**	**–**	**2.2**	**–**	**–**	**–**	**93.2**	
Conversion of Class B Shares to Common Shares	**34.0**	**(68.0)**	**34.0**	**–**	**–**	**–**	**–**	
Conversion of SNSA subordinated debt into 22,727,272 Common Shares	**45.5**	**–**	**4.5**	**–**	**–**	**–**	**50.0**	
Issuance of 29,900,000 Common Shares	**59.8**	**–**	**1.8**	**–**	**–**	**–**	**61.6**	
Stock-based compensation	**–**	**–**	**2.6**	**–**	**–**	**–**	**2.6**	
Net income	**–**	**–**	**–**	**5.1**	**–**	**–**	**5.1**	**5.1**
Release of deferred gains in respect of derivative instruments (net of tax of $4.2)	**–**	**–**	**–**	**–**	**–**	**(17.0)**	**(17.0)**	**(17.0)**
Minimum pension liability adjustment (net of tax of $0.6)	**–**	**–**	**–**	**–**	**–**	**3.3**	**3.3**	**3.3**
Translation adjustments, net	**–**	**–**	**–**	**–**	**–**	**8.5**	**8.5**	**8.5**
Comprehensive loss	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(0.1)**
Balance, 30 November 2004	**382.8**	**–**	**449.3**	**(530.5)**	**(1.0)**	**14.0**	**314.6**	

(a) Purchase of 249,621 Treasury Shares from NKT Holdings A/S and 6,142,857 Treasury Shares from Vinci. Further details are provided in Note 3.

(b) Purchase of 879,121 Treasury Shares from NKT Holdings A/S. Further details are provided in Note 3.

Consolidated Statements of Cash Flows

For the fiscal year ended 30 November (in millions)	2004 $	2003 $	2002 $
Cash flows provided by (used in) operating activities			
Net income (loss)	**5.1**	(418.1)	(151.9)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortisation	**65.6**	93.5	92.1
Amortisation of dry-docking costs	**11.7**	14.0	15.4
Impairment of goodwill and other intangibles	**–**	–	106.4
Impairment of tangible fixed assets	**9.4**	176.5	4.0
Equity in net income of non-consolidated joint ventures	**(15.0)**	(0.4)	(5.3)
Dividends from non-consolidated joint ventures	**19.7**	14.1	13.2
Minority interest in consolidated subsidiaries	**4.8**	4.6	2.1
Deferred tax	**(13.8)**	(5.5)	(5.9)
(Gain) loss on sale of fixed assets	**(4.7)**	0.3	(8.0)
(Gain) on sale of subsidiaries	**(25.2)**	–	–
Changes in operating assets and liabilities, net of acquisitions:			
Decrease in trade receivables	**146.3**	109.3	44.0
Decrease (increase) in prepaid expenses, other current assets and long-term receivables	**2.5**	8.9	(18.2)
Net realised mark to market hedging transactions	**(17.0)**	(11.5)	–
Decrease (increase) in inventories and work-in-progress	**3.1**	(3.9)	3.0
Decrease in accounts and notes payable	**(134.3)**	(59.7)	(12.0)
Increase in advance billings	**101.2**	–	–
Increase (decrease) in accrued salaries and benefits	**(1.1)**	(7.2)	5.3
Increase in other short-term and other long-term liabilities	**8.5**	68.9	21.1
Payments of dry-docking costs	**(14.7)**	(11.3)	(20.6)
Net cash provided by (used in) operating activities	**152.1**	(27.5)	84.7
Cash flows provided by (used in) investing activities			
Cash acquired as a result of the consolidation of Sonamet and Sonastolt following adoption of FIN 46R	**32.8**	–	–
Proceeds from sale of subsidiaries, net of cash disposed	**36.6**	–	–
Settlement of share price guarantees	**–**	(12.4)	(60.6)
Purchase of fixed assets	**(34.2)**	(21.9)	(54.6)
Proceeds from sale of tangible fixed assets	**38.4**	4.0	23.5
Investment in non-consolidated equity investees	**(4.9)**	(14.3)	–
Increase in investments and other long-term financial assets	**(5.2)**	(2.4)	(13.6)
Decrease in investments and other long-term financial assets	**3.3**	34.3	28.9
Net cash provided by (used in) investing activities	**66.8**	(12.7)	(76.4)
Cash flows provided by (used in) financing activities			
Net (decrease) increase in bank overdraft	**(2.5)**	(13.8)	10.2
Drawdown of existing bank credit lines	**–**	230.0	–
Repayments of existing bank credit facilities	**(330.8)**	(80.0)	–
(Increase) in restricted cash deposits securing capital lease, long-term debt	**–**	(0.4)	(0.1)
Proceeds from settlement of derivative instruments	**–**	16.8	–
Repayments of capital lease obligations	**–**	–	(23.7)
Loan from minority interest shareholder	**9.7**	–	–
Drawdown of short-term SNSA funding	**–**	15.0	64.0
Repayment of short-term SNSA funding	**–**	(55.0)	–
Gross proceeds from share issuances	**165.9**	–	–
Fees related to share issuances	**(10.9)**	–	–
Repurchase of Treasury Shares	**–**	(1.0)	(56.5)
Exercise of share options	**–**	–	0.1
Dividends paid to minority interests	**(3.9)**	(2.2)	(2.4)
Net cash (used in) provided by financing activities	**(172.5)**	109.4	(8.4)
Effect of exchange rate changes on cash	**6.7**	1.0	0.1
Net increase in cash and cash equivalents	**53.1**	70.2	–
Cash and cash equivalents at beginning of year	**81.9**	11.7	11.7
Cash and cash equivalents at end of year	**135.0**	81.9	11.7

Details of non-cash transactions are provided in Note 2.

The accompanying notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

1. The Company

Stolt Offshore S.A., a Luxembourg company, together with its subsidiaries (collectively, 'the Company') is one of the largest offshore services contractors in the world. The Company designs, procures, builds, installs and services a range of offshore surface and subsurface infrastructure for the global oil and gas industry. The Company specialises in creating and applying innovative and efficient solutions in response to the technical complexities faced by offshore oil and gas companies as they explore and develop production fields in increasingly deeper water and more demanding offshore environments.

The market for the Company's services is dependent upon the success of exploration and the level of investment in offshore exploration and production by the major oil companies. Such investment is cyclical in nature.

2. Accounting Policies

Going Concern

The financial statements have been prepared on the basis that the Company is a going concern. The Company's latest forecasts indicate that there will be an adequate margin of compliance with its loan covenants for the foreseeable future.

Principles of Consolidation

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States and include the accounts of all majority-owned companies in which the Company has operating control and which are not variable interest entities, as well as variable interest entities for which the Company is the primary beneficiary. All significant intercompany transactions and balances have been eliminated.

The Company has invested in several joint ventures. These include Seaway Heavy Lifting ('SHL') and NKT Flexibles I/S ('NKT Flexibles'), EPIC JV ('EPIC') and project-specific joint ventures. In these joint ventures, the Company has economic and voting interests of 17.5% to 50%.

The Company accounts for its investments in non-consolidated joint ventures under the equity method. The Company accrues losses in excess of the investment value for such entities only when the Company is committed to provide ongoing financial support to the joint venture.

Up until 31 May 2004, the equity method was applied to Sonamet and Sonastolt, where the Company owns 55% of the voting interest. This was because the Company's ability to control the operation of the investee is restricted by the significant participating influence of the other main shareholder, Sociedade Nacional de Combustiveis de Angola – Sonangol U.E.E. ('Sonangol'). Certain operating decisions require unanimous agreement of the Board, which has equal representation from the two principal joint venture partners.

In December 2003, the Financial Accounting Standards Board ('FASB') issued a revision to Interpretation No. 46 'Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51' ('FIN 46R'). FIN 46R clarifies the application of ARB No. 51 'Consolidated Financial Statements' to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as Variable Interest Entities ('VIEs'), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.

The Company believes that both Sonamet and Sonastolt have the characteristics of VIEs and that the Company is the primary beneficiary. Accordingly, the Company has commenced accounting for these two entities as consolidated subsidiaries with effect from 31 May 2004, the date of its adoption of FIN 46R. No restatement of prior periods is required.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the dates of the financial statements and reported amounts of revenues and expenses during the year.

In the preparation of these Consolidated Financial Statements, estimates and assumptions have been made by management including costs to complete projects, an assessment of percentage-of-completion of projects, recognition of revenue in respect of variation orders and claims, the selection of useful lives of tangible and intangible fixed assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for trade receivables, the carrying value of non-consolidated joint ventures, income tax valuation allowances, income tax contingencies, provisions for legal disputes, assessment of the probability of occurrence of hedged transactions and other similar evaluations. Actual results could differ from those estimates.

The financial reporting of the Company's contracts depends on estimates, which are assessed continually during the term of these contracts. Recognised revenues and profits are subject to revisions as the contract progresses to completion and refinements in estimates are reflected in the period in which the facts that give rise to the revision become known. Additional information that enhances and refines the estimating process that is obtained after the balance sheet date but before issuance of the financial statements is reflected in the financial statements. The net positive (adverse) effect on the net result before taxation of significant revisions to contract estimates was $12.5 million in 2004, $(216.0) million in 2003 and $(58.8) million in 2002. The net effect of these revisions per share was $0.08 in 2004, $(2.33) in 2003 and $(0.69) in 2002. These effects also reflect adjustments recorded in respect of events, claim settlements and revisions of cost estimates, which took place during the time period between the fiscal year-end and the publication of the Company's financial statements unless the underlying event is outside the normal exposure and risk aspects of the contract.

Revenue Recognition

Long-term contracts are accounted for using the percentage-of-completion method. The Company applies Statement of Position 81-1 'Accounting for Performance of Certain Construction-Type Projects'. Revenue and gross profit are recognised each period based upon the advancement of the work-in-progress unless the stage of completion is insufficient to enable a reasonably certain forecast of gross profit to be established. In such cases, no gross profit is recognised during the period. The percentage-of-completion is calculated based on the ratio of costs incurred to date to total estimated costs. The percentage-of-completion method requires the Company to make reasonably dependable estimates of progress toward completion of such contracts and contract costs. Provisions for anticipated losses are made in the period in which they become known.

A major portion of the Company's revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders and claims are commonly billed to the customers in the normal course of business and are recognised as contract revenue where recovery is probable and can be reasonably estimated. In addition, some contracts contain incentive provisions based upon performance in relation to established targets, which are recognised in the contract estimates when the targets are achieved. As at 30 November 2004 and 30 November 2003, no revenue relating to unagreed claims or disputed receivables was included in reported turnover or receivables that has not been subsequently collected in full.

During the course of multi-year projects the accounting estimate for the current period and/or future periods may change. The effect of such a change, which can be upward as well as downward, is accounted for in the period of change. These revisions to estimates will not result in restating amounts in previous periods. Revisions of estimates are calculated on a regular basis.

Notes to the Consolidated Financial Statements
continued

The Company reports its operating revenue on a gross basis with regard to any related expenses in accordance with EITF Issue No. 99-19. The Company reported operating expenses of $1,129.0 million, $1,566.5 million and $1,374.4 million for the years ended 30 November 2004, 2003 and 2002, respectively, which consists of costs associated with or directly related to, project work. These types of costs include direct costs related to a contract (i.e. product line management, procurement costs, cost of goods sold, and subcontract costs); personnel costs (i.e. salaries and benefit costs); vessel and equipment costs (i.e. vessel hire, equipment rental, maintenance and repair costs, mobilisation costs, fuel, logistics and insurance costs); depreciation and amortisation; and administrative costs for support embedded within projects.

Selling, General and Administrative ('SG&A') Expenses
SG&A expenses include the following costs: personnel and employment, training and development, travel and entertainment, information systems, communications, office costs, publicity and advertising, and professional fees. These costs are incurred by the following functions: executive management, regional management, office management, risk and insurance management, finance, accounting, treasury, legal, information technology and human resources.

Cash and Cash Equivalents
Cash and cash equivalents include time deposits and certificates of deposit with an original maturity of three months or less.

Inventory
In determining the cost of inventory the weighted average cost method is used. Inventory is valued at the lower of cost and net realisable value, with adequate provisions made against slow-moving and obsolete items. Provisions for excess and obsolete items are analysed at least annually on the basis of inventory counts, reviews of recent and planned inventory use, assessments of technical obsolescence, and physical inspections.

Assets Held for Sale
The Company classifies assets and disposal groups as being held for sale in accordance with Statement of Financial Accounting Standard ('SFAS') No. 144 'Accounting for the Impairment or the Disposal of Long-lived Assets', when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active programme to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year; and the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

Fixed Assets
Fixed assets are recorded at cost. Interest costs incurred between the date that financing is provided for a qualifying asset and the date that the asset is ready for use are capitalised. No interest was capitalised for the years ended 30 November 2004, 2003 or 2002.

Depreciation of fixed assets is recorded on a straight-line basis over the useful lives of the assets as follows:

Construction support ships	10 to 25 years
Operating equipment	3 to 10 years
Buildings	20 to 33 years
Other assets	3 to 7 years

Ships are depreciated to a residual value of 10% of acquisition cost, which reflects management's estimate of salvage or otherwise recoverable value. No residual value is assumed with respect to other fixed assets. The ranges of useful economic lives of certain asset classes have been amended but there has not been a change in estimate relating to the useful life of any individual asset.

Costs for fitting out construction support ships are capitalised and amortised over a period equal to the remaining useful life of the related equipment.

Depreciation expense was $65.2 million for the fiscal year ended 30 November 2004 (2003: $91.2 million and 2002: $85.7 million).

Dry-docking Costs
The Company accounts for dry-docking costs on a deferral basis. Capitalised dry-docking costs are amortised over the period between vessel dockings, which is typically between two and five years. Amortisation of capitalised dry-docking costs was $11.7 million for the fiscal year ended 30 November 2004 (2003: $14.0 million and 2002: $15.4 million). The unamortised portion of capitalised dry-docking costs for the year ended 30 November 2004 of $27.8 million (2003: $24.8 million) is included in 'Deposits and non-current receivables' in the accompanying Consolidated Balance Sheets.

Maintenance and repair costs, which are expensed as incurred, were $44.5 million for the fiscal year ended 30 November 2004 (2003: $48.3 million and 2002: $43.6 million).

Impairment of Long-lived Assets
In accordance with SFAS No. 144, long-lived assets and intangibles with finite lives are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In performing the review for impairment, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Goodwill and Other Intangible Assets
Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. Goodwill is not amortised but is tested for impairment annually or earlier, whenever impairment indicators arise.

Intangibles with indefinite lives are not amortised, but tested for impairment annually or earlier, whenever impairment indicators arise.

Impairment of Goodwill
The Company tests goodwill for impairment annually and on an interim basis when conditions require. The impairment test is performed at the reporting unit level. The goodwill impairment test has two steps. The first one identifies potential impairment by comparing the fair value of a reporting unit with its carrying value including goodwill. If the fair value of the reporting unit exceeds the carrying amount, goodwill is not impaired and the second step is not necessary. If the carrying value exceeds the fair value, the second step calculates the possible impairment loss by comparing the implied fair value of goodwill with the carrying amount. If the implied goodwill is less than the carrying amount, a write-down is required.

Impairment of Investments in Non-consolidated Joint Ventures
The Company reviews its investments in non-consolidated joint ventures periodically to assess whether there is a decline, other than temporary, in the carrying value of the investment. The Company considers whether it is able to recover the carrying value of the investment. This is assessed by reference to projected undiscounted cash flows for the joint venture.

Income Taxes
The Company accounts for income taxes in accordance with SFAS No. 109 'Accounting for Income Taxes' which requires that the deferred tax assets and liabilities be recognised using enacted tax rates for the effect of temporary differences between book and tax bases of recorded assets and liabilities. Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. A valuation allowance is established to reduce the amount of deferred tax assets to an amount that the Company believes, based upon objectively verifiable evidence, is more likely than not to be realised. The Company operates in many countries and is therefore subject to the jurisdiction of numerous tax authorities as well as cross-border tax treaties concluded between Governments. The Company's operations in these countries are taxed on different bases: net profit, deemed profit (generally based on the turnover) and withholding taxes based on turnover. In the normal course of its business the Company's tax filings become subject to enquiry and audit by the tax authorities in jurisdictions where it has operations. The Company has received assessments from tax authorities and is at various stages of appeal. The Company believes it has defences against the issues being raised and has provided for the tax when information available prior to the issuance of the financial statements indicates it is probable that a liability has been incurred at the date of the financial statements and the amount of the tax can be reasonably estimated. There can be no assurance that the eventual outcome will be in line with the position the Company has currently taken. The Company intends to indefinitely reinvest the retained earnings of the Company's subsidiaries and accordingly has made no provision for withholding and remittance taxes that would be due if such remittances were made.

Debt Costs
Costs incurred in connection with issuance of debt, such as facility fees, are treated as a deferred charge and classified as a non-current asset. Such costs are amortised over the life of the debt as additional interest. If the debt expires or is terminated, the deferred costs are expensed immediately.

Restructuring Charges
The Company accounts for restructuring charges in respect of existing post-employment plans, which includes statutory legal requirements to pay redundancy costs, under SFAS No. 112 'Employer's Accounting for Post-Employment Benefits'. In these circumstances, the Company recognises a provision for redundancy costs at the date that it is probable that the employee will be entitled to the benefits and when these can be reasonably estimated.

Where the termination costs are of a 'one-time' involuntary nature the Company applies SFAS No. 146 'Accounting for Costs Associated with Exit and Disposal Activities'. This includes costs for redundancies, which are over and above the statutory requirements, and the costs for vacated property. The Company provides for these costs at fair value at the date the termination plans are communicated to employees and when the Company is committed to the plan, and it is unlikely that significant changes will be made to the plan.

Recognition of Provisions for Contingencies
The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with SFAS No. 5 'Accounting for Contingencies', as interpreted by FASB Interpretation No. 14 'Reasonable Estimation of the Amount of a Loss', if the Company has determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, the Company will provide the lower amount of the range.

The Company also provides for warranty costs arising in relation to its long-term contracts if they qualify for recognition in accordance with SFAS No. 5, as detailed above. At the conclusion of each project, an assessment is made of the areas where potential claims may arise under the contract warranty clauses. Where a specific risk is identified and the potential for a claim is assessed as probable and can be reasonably estimated, an appropriate warranty provision is recorded. Warranty provisions are eliminated at the end of the warranty period except where warranty claims are still outstanding.

Research and Development Expenditure
The costs of research and development are expensed as incurred.

Minority Interest
The Company records minority interest expense, which reflects the portion of the earnings of the consolidated operations that are applicable to the minority interest partners. The minority interest amounts recorded in the accompanying Consolidated Financial Statements primarily represent the share of minority partners' interest of 33 ⅓% in Alto Mar Girassol and the minority partners' 37% interest in Paragon Engineering Holdings Inc. As discussed further in Note 12, 45% minority interests in Sonamet and Sonastolt are reported for the first time as at 30 November 2004, following their initial consolidation as at 31 May 2004 on adoption of FIN 46R.

Treasury Shares
Capital stock acquired, that is not retired, is carried at cost and reflected as a separate reduction from shareholders' equity. As at 30 November 2004, 879,121 Common Shares (2003: 879,121 Common Shares) were held as Treasury Shares by an indirect, wholly owned subsidiary of the Company.

Earnings per Share
Earnings per share are computed using the weighted average number of Common and Class B Shares and equivalents outstanding during each period. Class B Shares have only 50% of the economic rights of Common Shares. Effective 13 February 2004, all outstanding 34 million Class B Shares were converted into 17 million Common Shares.

Stock-Based Compensation
The Company accounts for its stock options using the intrinsic-value method prescribed in Accounting Principles Board Opinion No. 25 'Accounting for Stock Issued to Employees' ('APB No. 25'). Accordingly, compensation costs of stock options are measured as the excess, if any, of the quoted market price of the Company's stock at the measurement date over the option exercise price and is charged to operations over the vesting period. For plans where the measurement date occurs after the grant date, referred to as variable plans, compensation cost is remeasured on the basis of the current market value of the Company's stock at the end of each reporting period. The Company recognises compensation expense for variable plans with performance conditions if achievement of those conditions becomes probable. As required by SFAS No. 123 'Accounting for Stock-based Compensation' ('SFAS No. 123'), the Company has included in these financial statements the required pro forma disclosures as if the fair-value method of accounting had been applied.

As discussed further under 'Impact of New Accounting Standards' below, the Company will adopt SFAS No. 123R 'Share-Based Payment' with prospective effect from the fourth quarter of fiscal year 2005.

Notes to the Consolidated Financial Statements continued

Foreign Currency Translation

The Company, incorporated in Luxembourg, operates primarily in a US dollar economic environment given the nature of its business. As a result, the Company's reporting currency and functional currency is the US dollar.

The Company translates the financial statements of its subsidiaries from their functional currencies (usually local currencies) into US dollars. Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Revenue and expenses are translated at exchange rates which approximate the average exchange rates prevailing during the period. The resulting translation adjustments are recorded in a separate component of 'Accumulated Other Comprehensive Income' ('OCI') as 'Translation adjustments, net' in the accompanying Consolidated Statements of Shareholders' Equity. Exchange gains and losses resulting from transactions denominated in a currency other than that of the functional currency are included in 'Foreign currency exchange gains (losses), net' in the accompanying Consolidated Statements of Operations. The functional currencies of the companies that comprise the NEC region are dependent upon on the geographical location of the activities and are either Norwegian kroner, British pound sterling, Canadian dollar, or US dollar. The US dollar is the functional currency of the most significant subsidiaries within the AFMED, NAMEX, SAM, and AME regions. During 2003, the Company changed the functional currency of one of its entities which performs contracts in AFMED from Euro to US dollar, reflecting the increased significance of US dollar cash flows. The Company believes that the US dollar is the currency of the primary economic environment in which it operates.

In accordance with SFAS No. 52, foreign exchange gains and losses on translation of long-term intercompany balances, which are not planned or anticipated to be settled in the foreseeable future, are included under OCI.

Derivatives and Hedges

The Company operates in a large number of countries throughout the world and, as a result, is exposed to currency fluctuations largely as a result of incurring operating expenses in the normal course of business. The Company hedges liabilities resulting from future payments to suppliers that require payment in a currency other than the functional currency of the local company. The Company manages these exposures by entering into derivative instruments pursuant to the Company's policies in areas such as counterparty exposure and hedging practices.

All of the instruments used are hedges against forecasted underlying operating exposures, which are designated as cash flow hedges. The Company does not enter into open speculative positions. The Company accounts for derivatives in accordance with SFAS No. 133 'Accounting for Derivative Instruments and Hedging Activities', as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative instrument are recorded in OCI in the Consolidated Balance Sheets until the hedged item affects earnings, and ineffective portions of changes in cash flow hedges are recognised in the Consolidated Statements of Operations immediately. If the derivative instrument is terminated or settled prior to the expected maturity or realisation of the underlying item, hedge accounting is discontinued prospectively.

During August 2003, Stolt Offshore closed out the majority of its foreign exchange positions to ensure that it had sufficient liquidity to fund its operations and to provide for a potentially protracted period of negotiation with certain major customers regarding settlement of claims and variation orders. The gain realised when those positions were closed was deferred in OCI and is being released to the results of operations in line with the original underlying transactions for which the hedges were designated.

Supplemental Cash Flow Information

The following table sets forth non-cash financing and investing activities and selected cash flow information. The table summarises the following non-cash transactions: in 2002, the issue of shares to Stolt-Nielsen S.A. ('SNSA') in return for reduction of debt; in 2003, the monetisation of forward contracts, which in part settled trade payables and short-term funding due to SNSA; the replacement of external debt with SNSA short-term funding; a $50 million note from SNSA which was subordinated to the Company's principal bank lenders (the 'SNSA Subordinated Note'); an increase in the investment in Sonamet, at the time a non-consolidated joint venture in return for a reduction of debt; and in 2004, the conversion of Class B Shares into Common Shares; the conversion of the SNSA Subordinated Note into Common Shares; the replacement of existing bank credit lines with a new facility; and the settlement of proceeds due from the Lobito Yard disposal via offset against other working capital balances.

The following table also discloses interest and income taxes paid for all three fiscal years.

For the fiscal year ended 30 November (in millions)	2004 $	2003 $	2002 $
Non-cash activities			
Conversion of Class B Shares into Common Shares	**(68.0)**	–	–
Conversion of SNSA Subordinated Note by issuance of 22.7 million Common Shares	**(50.0)**	–	–
Drawdown of SNSA Subordinated Note	–	50.0	–
Drawdown of short-term SNSA funding	–	50.0	–
Sale of 6.4 million Common Shares to SNSA	–	–	38.4
Issuance of 6.0 million Common Shares to SNSA	–	–	25.6
Replacement of loan due to SNSA	–	–	(64.0)
Monetisation of forward contracts	–	11.4	–
Settlement of SNSA trade payables	–	(1.4)	–
Replacement of short-term SNSA funding	–	(10.0)	–
Drawdown of bank credit lines	**60.0**	–	–
Fees on drawdown of credit lines	**(5.8)**	–	–
Replacement of existing bank credit facilities	**(54.2)**	(100.0)	–
Settlement of disposal of Lobito Yard assets	**5.4**	–	–
Reduction in receivables from Sonamet joint venture	–	4.5	–
Increase in investment in non-consolidated joint ventures	–	(4.5)	–
Other selected cash flow information:			
Interest paid	**(14.0)**	(18.3)	(16.3)
Income taxes paid	**(16.0)**	(9.3)	(11.0)

Interest paid to SNSA in the fiscal year ended 30 November 2004 was less than $0.1 million (2003: $0.3 million, 2002: $0.6 million).

Impact of New Accounting Standards

Stock-Based Compensation

On 16 December 2004, the FASB issued SFAS No. 123 (revised 2004) 'Share-Based Payment' ('SFAS No. 123(R)'), which is a revision of SFAS No. 123 'Accounting for Stock-based Compensation'. SFAS No. 123(R) supersedes APB Opinion No. 25 'Accounting for Stock Issued to Employees', and amends SFAS No. 95 'Statement of Cash Flows'. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognised in the income statement based on their fair values at the date of grant. The pro forma disclosure of fair values allowed under SFAS No. 123 is no longer an alternative.

SFAS No. 123(R) is required to be adopted in the first quarter commencing after 15 June 2005, and the Company therefore expects to adopt it from 1 September 2005. The results for that quarter and for future periods will include accrued compensation expense reflecting a portion of the fair value of the unvested options. Such compensation expense will be based upon the fair value of an award at the date of grant and will be recognised over the requisite service period. The Company has elected not to restate its previously issued results for the portion of awards that had vested at the date of adoption and so no restatement of prior periods will be made. The Company has not yet completed its assessment of the impact of adoption of this standard on the 2005 results.

Exchanges of Non-monetary Assets

In December 2004, the FASB issued SFAS No. 153 'Exchanges of Non-monetary Assets – An Amendment of APB Opinion No. 29'. SFAS No. 153 eliminates the exception to fair value accounting for exchanges of similar productive assets contained in APB Opinion No. 29 and replaces it with a general exception for exchange transactions that do not have commercial substance. The exception in APB Opinion No. 29 required certain non-monetary asset exchanges to be recorded on a carryover basis with no gain/loss recognition. Under SFAS No. 153, exchange transactions with commercial substance are required to be accounted for at fair value with gain/loss recognition on assets surrendered in exchange transactions. The Company will be required to adopt SFAS No. 153 in the first quarter beginning after 15 June 2005, and believes the adoption of this standard will not have a material impact on its financial statements.

3. Business Acquisitions

On 10 March 2003 and on 20 February 2002, the Company settled share price guarantees to NKT Holdings A/S. NKT Holdings A/S is the Company's joint venture partner in NKT Flexibles. NKT Holdings A/S originally acquired the Company's shares in exchange for a 49% interest in NKT Flexibles in December 1999. The difference between the share price guarantees and the market prices on the settlement dates of $12.5 million and $1.6 million respectively were paid in cash and similar amounts were deducted from paid-in surplus.

On 16 December 1999, the Company acquired the French offshore construction and engineering company ETPM S.A. ('ETPM'). The total consideration for this acquisition, including debt assumed, was approximately $350 million, funded partly by cash and partly by the issuance of 6.1 million Common Shares. The parties agreed that in the event these shares were sold at prices per share of less than $18.50 after two years, the Company would have to pay an additional cash consideration equivalent to the difference between the sales prices and $18.50 per share. The aforementioned shares were sold in 2002 and the Company then settled its liability with respect to such sale. The difference between the sales prices and the $18.50 per share ($58.9 million) has been charged to paid-in surplus.

4. Adoption of FIN 46R

The Company adopted FIN 46R 'Consolidation of Variable Interest Entities' with effect from 31 May 2004. As explained in Note 2, the Company believes that both Sonamet, which operates the Lobito fabrication yard in Angola, and Sonastolt, which manages offshore engineering projects in Angola as part of a consortium with Sonamet, show the characteristics of VIEs, and has commenced accounting for these two entities as consolidated subsidiaries with effect from 31 May 2004, the date of its adoption of FIN 46R.

The Company's interest in Sonamet and Sonastolt had been previously classified in the 'Investments in and Advances to Non-Consolidated Joint Ventures' line in the balance sheet. Related assets, liabilities and the non-controlling interests have been measured based on their fair values at the time that the Company acquired its interests in Sonamet and Sonastolt in 1999 and 2000, and recorded based on such values carried forward to 31 May 2004.

(in millions)	Consolidation value $
Current assets	150.7
Tangible fixed assets	19.1
Intangible assets	3.9
Other non-current assets	19.1
Total assets acquired	**192.7**
Current liabilities	(105.3)
Non-current liabilities	(36.6)
Minority interest	(23.7)
Net assets acquired	**27.1**
Represented by:	
Carrying value of equity investment before initial consolidation	27.1

As at 31 May 2004, the difference between the Company's interests in Sonamet and Sonastolt, consolidated based on the new requirements compared to the equity method, was immaterial.

5. Restricted Cash Balances

Restricted cash balances comprise both funds held in a separate Company bank account, which will be used to settle accrued taxation liabilities, and deposits made by the Company as security for certain third-party obligations. Restrictions on cash that expire after more than one year are classified under non-current assets. There are no other significant conditions on the restricted cash balances.

6. Trade Receivables

Trade receivables as at 30 November 2004 of $259.4 million (2003: $358.3 million) are net of allowances for doubtful accounts of $14.5 million (2003: $15.8 million). Included in trade receivables as at 30 November 2004 was $100.2 million (2003: $168.0 million) of unbilled receivables relating to revenue recognised on the basis of the percentage-of-completion method. As at 30 November 2003, an amount of $37.0 million was included in trade receivables in respect of invoiced work on the Duke Hubline project. As described in Note 26 'Commitments and Contingencies', a settlement was reached with Algonquin Gas Transmission whereby payment of the invoices was included as part of a negotiated settlement. As at 30 November 2004 the amount of monies withheld by customers as retentions was less than $1.0 million.

As at 30 November 2004 and 30 November 2003, no material amounts were included under trade receivables that were under dispute.

Notes to the Consolidated Financial Statements
continued

Concentration of Credit Risk
Substantially all of the Company's trade account receivables are from companies in the oil and gas exploration and production sector. The Company performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary but generally requires no collateral.

As at 30 November 2004, accounts receivable include $47.5 million (2003: $116.3 million) in respect of the largest customer and $34.8 million (2003: $36.6 million) in respect of the second largest customer.

7. Inventories and Work-in-progress

Inventories and work-in-progress are stated at the lower of cost or market value and comprise the following:

As at 30 November (in millions)	2004 $	2003 $
Materials and spares	**13.2**	13.6
Consumables	**9.9**	7.7
Work-in-progress and mobilisations	**1.5**	0.8
Total[(a)]	**24.6**	22.1

(a) Net of reserve of $4.5 million as at 30 November 2004 (2003: $8.0 million).

Mobilisations relate to costs incurred to prepare and mobilise vessels for new contracts. These costs are recognised as operating expenses over the estimated primary term of the contract.

8. Employee Loans

Included in prepaid expenses and other current assets are loans to employees of $2.9 million (2003: $2.1 million). Included in deposits and non-current receivables are loans to employees of $nil (2003: $0.1 million).

9. Assets Held for Sale

As part of its new strategic focus, in fiscal year 2003 the Company identified a number of assets and businesses which it no longer considered essential to be owned or performed by it in-house in order to execute core operations. Services such as surface welding and Remotely Operated Vehicles ('ROV') drill support services are not central to the Company's focus on the Subsea construction, Umbilicals, Risers and Flowlines ('SURF') market. Nevertheless, such services will remain part of the Company's project bidding and when customers in the future require such services, the Company will purchase them from third parties. Further, the Company has reorganised its engineering functions and integrated them into the regional structure. This involved the retention of approximately 100 engineers from the Paragon Companies (comprised of Paragon Litwin, Paragon Italia S.r.L. and Paragon Engineering Services, Inc.). Consequently, the Company no longer requires engineering services to be provided by the Paragon Companies. A divestment programme was commenced in 2003, and the majority of the significant disposals were completed by the first quarter of 2005.

The business and assets, which were offered for sale as at 30 November 2004, were as follows:

- Paragon Engineering Services, Inc. ('PES'), located in the U.S.: This engineering business, which was acquired in fiscal year 2001, was sold effective 19 January 2005 to AMEC plc., resulting in a gain of $2.1 million;
- National Hyperbaric Centre in Aberdeen, Scotland: This centre provides facilities for hydrostatic testing, saturation systems and decompression chambers. The Company sold the centre on 2 December 2004 for proceeds of $2.3 million. This resulted in a gain of $1.3 million. The Company intends to continue contracting for the centre's services as necessary;
- The property at Handil, East Kalimantan, Indonesia: This property is used as an operations base and comprises land, buildings and certain equipment and was previously operated by PT Komaritim. As part of the agreement, the Company is entitled to use certain areas free of charge until January 2008. The Handil property was sold on 10 January 2005 to PT Meindo with proceeds of $1.8 million;
- ROV-Scorpio 20, located in Scotland: The Company sold this ROV on 2 February 2005 with proceeds of $0.6 million, for no gain or loss; and
- Certain of the Company's trenching and ploughing assets have been identified for disposal because of underutilisation. Negotiations with a prospective buyer are ongoing and the Company expects a sale will be concluded later in fiscal year 2005.

These assets do not meet the criteria for disclosure as discontinued operations, because the operations and cash flows from the disposal groups will not be eliminated from the Company's operations because they will continue to be performed in-house or purchased from third parties when required.

As at 30 November 2004, the Company's disposal groups held for sale comprised assets of $29.3 million and liabilities of $15.9 million (2003: $106.2 million and $57.9 million respectively), which are detailed as follows:

Assets (in millions)	PES $	Other disposal groups $	2004 $	2003 $
Trade receivables	16.5	0.6	**17.1**	42.4
Prepayments and other current assets	0.7	–	**0.7**	8.1
Net fixed assets	2.4	6.0	**8.4**	52.4
Deposits and non-current receivables	–	–	**–**	0.7
Deferred taxes	0.5	–	**0.5**	–
Other intangible assets	–	2.6	**2.6**	2.6
Total assets held for sale	20.1	9.2	**29.3**	106.2

Liabilities (in millions)	PES $	Other disposal groups $	2004 $	2003 $
Accounts payable and accrued liabilities	1.8	0.2	**2.0**	26.4
Accrued salaries and benefits	5.1	–	**5.1**	12.3
Advance billings	–	–	**–**	3.0
Other current liabilities	–	0.2	**0.2**	6.8
Deferred taxes	0.4	0.2	**0.6**	0.4
Other long-term liabilities	–	8.0	**8.0**	7.3
Accrued pension liability	–	–	**–**	1.7
Total liabilities held for sale	7.3	8.6	**15.9**	57.9

The allocation of assets held for sale by region is as follows:

Region (in millions)	2004 Assets $	2004 Liabilities $	2003 Assets $	2003 Liabilities $
AFMED	–	–	10.4	–
NEC	1.8	0.6	3.7	–
NAMEX	–	–	1.9	–
SAM	–	–	3.2	–
AME	0.9	–	1.2	–
Corporate	26.6	15.3	85.8	57.9
Total assets held for sale	**29.3**	**15.9**	106.2	57.9

The following tables show the results of the sales of fixed assets and subsidiaries during fiscal year 2004:

Assets Sold (in millions)	NBV $	Proceeds $	Gain (loss) $
ROVs	23.3	25.3	2.0
Ships	8.2	9.3	1.1
Other fixed assets	2.0	3.8	1.8
Lobito Yard assets	5.6	5.4	(0.2)
Subtotal	39.1	43.8	4.7
Non-cash proceeds[a]		(5.4)	
Total		**38.4**	

(a) The proceeds of the sale of the Lobito Yard assets were paid by offset against other working capital balances.

Subsidiaries Sold (in millions)	NBV $	Proceeds $	Gain (loss) $
Serimer DASA	12.1	38.2	26.1
Paragon Litwin	0.9	–	(0.9)
Subtotal	13.0	38.2	25.2
Cash included in above disposals		(1.6)	
Total		**36.6**	

The disposition of the business and assets, which were reported as offered for sale as at 30 November 2003, was as follows:

- ROV drill-support: This business involved around 200 employees worldwide, 44 ROVs and certain ancillary equipment, together with related contracts, and was operated from bases in West Africa, South America and the North Sea. On 20 February 2004, the Company and the Sonastolt joint venture in Angola with Sociedade Nacional de Combustíveis de Angola – Sonangol U.E.E. ('Sonangol'), which is majority owned (55%) by the Company and provides local offshore support personnel and equipment, sold this business to Oceaneering International, Inc. for a sale price of approximately $48 million. The Company received approximately $25.3 million in cash after settling the interests of Sonangol, its joint venture partner in Angola, and transaction costs resulting in a gain on disposal of $2.0 million;
- Serimer DASA: This was a wholly owned specialised welding services and welding equipment manufacturing company with its head office near Paris, France. In addition, the Company has a sales office in Texas, United States. Serimer DASA provides automatic welding services primarily to offshore pipelaying contractors. The Company sold this business to Serimer Holdings, a third-party purchaser, on 29 May 2004, for proceeds of $38.2 million, realising a gain on disposal of $26.1 million. Serimer DASA was divested as a consequence of the Company's new strategic focus on the SURF market;
- Paragon Companies: This is comprised of one company located in the U.S. (Paragon Engineering Services, Inc.), and two companies located in Europe (Paragon Litwin and Paragon Italia S.r.L.). The two European Paragon Companies were sold effective 9 June 2004 to Bateman Oil & Gas BV for proceeds of $nil, which yielded a loss on disposal of $0.9 million. As disclosed above, the U.S. company was sold 19 January 2005 and was reported within assets held for sale as at 30 November 2004;
- Survey business: This business consists of two owned ships (the *Seaway Legend* and the *Elang Laut*), one ship on charter (the *Seaway Petrel*), their marine equipment, spare parts and additional equipment, including five survey ROVs. The Company was intending to sell this business and outsource its survey work to the purchaser. Ultimately this business was not sold, as the Company was unable to agree acceptable terms with the potential buyer for the outsourcing of the survey work. The assets were therefore reclassified as held for use as at 31 May 2004. There was no material impact on the Company's results as a consequence of the proposal to sell and the subsequent decision to retain the business;
- Assets in the Lobito Yard, Angola: A large quantity of equipment located in the Lobito Yard on long-term lease to Sonamet Industrial S.A.R.L. ('Sonamet'), a joint venture with Sonangol in which the Company has a 55% interest, was under negotiation for sale to Sonamet as at 30 November 2003. The sale was completed in the first quarter of fiscal year 2004 for proceeds of $5.4 million, resulting in a loss of $0.2 million; and
- In the first two quarters of fiscal year 2004, the Company disposed of the *Annette*, the *Seaway Rover*, the *Seaway Invincible* and the *Seaway Pioneer*. Proceeds from these sales were $3.0 million and were received during the first and second quarters of fiscal year 2004, and a gain of $0.6 million in total was recorded.

These assets did not meet the criteria for treatment as discontinued operations, because the operations and cash flows from the disposal groups were not eliminated from the Company's operations. These operations have continued to be performed in-house or have been purchased from third parties when required.

10. Fixed Assets, Net

Fixed assets comprise the following:

As at 30 November 2004 (in millions)	Gross value $	Accumulated depreciation $	Net book value $	%
Construction support ships	623.1	(276.0)	347.1	70
Operating equipment	279.6	(154.9)	124.7	25
Land and buildings	38.6	(11.5)	27.1	5
Other assets	14.8	(13.9)	0.9	–
Total	**956.1**	**(456.3)**	**499.8**	**100**

As at 30 November 2003 (in millions)	Gross value $	Accumulated depreciation $	Net book value $	%
Construction support ships	618.5	(240.2)	378.3	74
Operating equipment	277.3	(158.7)	118.6	23
Land and buildings	24.2	(9.5)	14.7	3
Other assets	13.3	(10.3)	3.0	–
Total	933.3	(418.7)	514.6	100

Notes to the Consolidated Financial Statements continued

Impairments of Tangible Fixed Assets in Fiscal Year 2004
In fiscal year 2004 the Company recorded impairment charges totalling $9.4 million in respect of its tangible fixed assets, as set forth below:

Ships and Other Offshore Equipment - $4.2 million
An impairment charge of $1.9 million was recorded in the second quarter of fiscal year 2004 in respect of the *Seaway Explorer* on the basis of the negotiations for its sale. The sale was subsequently completed in the third quarter of fiscal year 2004. The carrying values of a number of other assets were reassessed and impairments recorded in the second and third quarters of fiscal year 2004 when market valuations were updated. These included the Saturation Dive System on the *Seaway Condor*, the *Seaway Legend*, the *Seaway Kestrel*, and the Deep MATIS™ System.

Underutilised Mobile Equipment – $5.2 million
During the preparation of the 2005 annual operating budget and three-year plan in October 2004, the Company's senior management assessed the level of expected future utilisation of all its long-lived assets in the light of the business strategies established in management's business plan, and a number of assets are expected to be underutilised in management's revised plans. The major items included an ROV, and three trenchers/ploughs. The Company estimated that future cash flows attributable to these assets were less than their carrying values and an impairment charge was recorded on the basis of fair value calculations performed by the Company, using either discounted cash flows or an estimate of fair value based on offers received for the sale of the assets.

Impairments of Tangible Fixed Assets in Fiscal Year 2003
In fiscal year 2003, the Company recognised aggregate impairment charges of $176.6 million as set forth below:

Ships Offered for Sale – $44.2 million
Several of the Company's ships were offered for sale in September 2003 via a broker. These included the *Seaway Kestrel*, the *Seaway Explorer*, the *Seaway Invincible* and the *Seaway Rover*. The broker provided guidance as to the prices that could be obtained under the then prevailing market conditions. These prices were at a level substantially below the carrying values of the ships, and an impairment charge of $44.2 million was recorded on the basis of the broker's valuation.

Three of these ships were sold during fiscal year 2004 for proceeds of $7.5million, yielding no gain or loss on sale, leaving only the *Seaway Kestrel* as held for use as at 30 November 2004 as it was as at 30 November 2003.

LB 200 Pipelay Barge – $55.7 million
A review was performed in the fourth quarter of 2003 to determine the predicted worldwide demand for trunkline barges. This review also took into account the outcome from bid processes during the fourth quarter of fiscal year 2003. The result of the review was a downward revision of the Company's forecasted future utilisation and daily charge-out rates for the *LB 200*, and subsequently an impairment charge was recorded.

Radial Friction Welding System (RFW) – $42.7 million
The RFW programme was started in June 1995 to design and fabricate a high quality ship-mounted welding system for use on 6 to 12 inch flowlines, at a production rate of 200 pipe joints per day. The system proved too large and complex to install on one of the Company's existing ships, so in 2002 the Company began discussions with a ship owner to install the equipment on one of their ships. This system required substantial additional investment and in November 2003, the agent nominated by the Company to identify potential investors submitted a status note indicating that he had been unable to attract any further investors to join the project. Subsequently, an impairment charge was recorded and currently the RFW is carried at a net book value of $nil.

Other Ships and Offshore Equipment – $28.9 million
The major items included a ship (the *Seaway Defender*), three remote-operated MATIS™ pipe-connectors, nine ROVs, the Smartleg platform-deck installation equipment, three trenchers/ploughs, hardsuit diving equipment, and four pipe carousels. The review performed by the Company's senior management in October 2003 indicated that in light of the new business plan, these assets were found to be underutilised and an impairment charge was recorded on the basis of fair-value calculations performed using discounted cash flows.

Lobito Yard Assets – $5.1 million
A buy-out proposal from Sonamet to acquire equipment at the Lobito Yard in Angola was received in the fourth quarter of fiscal year 2003, and the carrying amount for the assets concerned was reduced to the proposed sale price. The assets were subsequently sold to Sonamet at that price after the end of fiscal year 2003.

Impairments of Tangible Fixed Assets in Fiscal Year 2002
The fiscal year 2002 charge of $4.0 million for impairment of fixed assets was made up of adjustments to the carrying value of several small fixed assets.

11. Goodwill and Other Intangible Assets
As at 30 November 2004, there is goodwill of $5.3 million (2003: $6.0 million), which relates to Paragon Engineering Services Inc., (see Note 9).

There are net intangible assets of $4.6 million as at 30 November 2004 (2003: $0.2 million). $3.9 million of this increase relates to Sonamet, which was consolidated for the first time as at 31 May 2004. This is the fair value of a lease access premium for the Lobito Yard in Angola at favourable rates. This intangible asset has a gross value of $4.7 million, accumulated depreciation of $0.8 million and its remaining useful life as of the first date of consolidation was 18 years. The amortisation expense for the fiscal year ended 30 November 2004 was $0.8 million (2003: $2.3 million, 2002: $6.4 million). The amortisation expense in 2002 included the amortisation of the intangible assets of Paragon Engineering Services, Inc., which are now included under assets held for sale and are no longer amortised.

The expected amortisation is $0.3 million for 2005 and for each of the following four years thereafter.

Impairment
No impairment charge was recorded for goodwill during fiscal years 2004 and 2003. Impairment charges recorded for fiscal year 2002 were $106.4 million as discussed below.

In fiscal year 2002, the continuing poor returns obtained on certain investments made in 1998 and 1999 led the Company to perform an impairment review of all goodwill on acquisition in accordance with SFAS No. 121 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of'. As a result, impairment charges totalling $106.4 million were recorded against goodwill, of which $103.0 million related to the entire remaining goodwill on the 1998 acquisition of Ceanic Corporation ('Ceanic'). The remainder of the charge eliminated the outstanding goodwill of $1.8 million on the acquisition of Danco A/S, which holds the Company's investment in NKT Flexibles, and of $1.6 million in respect of the Company's Indonesian subsidiary, PT Komaritim.

Several factors were taken into account in the analysis and supporting projected cash flows that resulted in the impairment charge of $103.0 million to eliminate the entire remaining goodwill on acquisition of Ceanic. The acquisition was made in 1998 as part of a strategy to establish a presence in one of the world's most important offshore markets, at a price that reflected rising oil prices and favourable investment conditions. Since then the Gulf of Mexico offshore contractor market has experienced an unprecedented downturn. As a result, the Company's NAMEX region was loss-making for the two years ended 30 November 2001, and again performed below management's expectations in fiscal year 2002. Market analysts' reports, at the end of fiscal year 2002, indicated that the major oil companies were directing their development funds away from U.S. waters and towards overseas targets, particularly West Africa, where the per-barrel recovery costs are lower. The Company forecast no significant upturn in demand in the Gulf of Mexico market in 2003 and had therefore revised earlier assumptions of long-term market growth in its impairment model and eliminated the remaining goodwill. The Ceanic goodwill was previously amortised over 25 years.

The NKT Flexibles joint venture has been loss-making since the Company acquired its 49% share in 2000, and the market for flexible pipes has not grown as quickly as expected. As a consequence, the joint venture has suffered from excess production capacity and has not met its performance targets. During fiscal year 2002, NKT Flexibles management revised its strategy to focus on efficiency and predicted slower growth in the next few years than initially forecast. The Company performed an impairment test for the goodwill in Danco A/S based on the cash flow projections in the NKT Flexibles business plan, and determined that the goodwill was fully impaired. An impairment charge of $1.8 million was recorded in November 2002. This goodwill was previously amortised over ten years on a straight-line basis.

The PT Komaritim subsidiary in Indonesia was loss-making for several years, and in fiscal year 2002 once again underperformed management's expectations. The Indonesian market continued to be characterised by high competition in the shallow water sector, an environment in which the Company is unable to fully leverage its technology and core expertise. The Company determined, on the basis of projected cash flows, that the goodwill was fully impaired, and a charge of $1.6 million was recorded in the fiscal year ended 30 November 2002. This goodwill was previously amortised over 20 years on a straight-line basis.

12. Investments in and Advances to Non-consolidated Joint Ventures

As at 30 November (in millions)	Geographical location	Business segment	Ownership %	2004 $	2003 $
NKT Flexibles I/S	Denmark	Corporate	49	**12.0**	11.0
Mar Profundo Girassol ('MPG')	West Africa	AFMED	50	**–**	0.1
Sonamet	West Africa	AFMED	55	**–**(a)	7.4
Sonastolt	West Africa	AFMED	55	**–**(a)	9.6
Seaway Heavy Lifting Limited ('SHL')	Cyprus	Corporate	50	**3.5**	4.3
Stolt/Subsea 7	Norway	NEC	50	**1.6**	2.2
Kingfisher D.A.	Norway	NEC	50	**3.7**	3.8
Dalia FPSO	West Africa	AFMED	17.5	**2.7**	4.6
EPIC JV	Norway	NEC	50	**0.1**	–
Total				**23.6**	43.0

(a) In accordance with FIN 46R, both Sonamet and Sonastolt have been accounted for as consolidated subsidiaries since 31 May 2004. Until that date they were accounted for using the equity method because the Company's ability to control the operation of the investees is restricted by the significant participating interest held by another party.

The following table shows a summary of the movement in the balance of equity investments, including long-term advances during fiscal years 2003 and 2004 respectively:

Twelve months to 30 November (in millions)	2004 $	2003 $
Opening balance	**43.0**	28.9
Share in net income of joint ventures and associates	**15.0**	0.4
Dividends distributed to the Company	**(19.7)**	(14.1)
Consolidation of Sonamet and Sonastolt as at 31 May 2004	**(27.1)**	–
Increase in investment	**4.9**	18.8
Reclassification of negative balance to liabilities	**2.9**	–
Impact of currency translation	**4.9**	4.3
Change in fair value of derivative instruments	**(0.3)**	4.6
Other	**–**	0.1
Closing balance	**23.6**	43.0

Share in Net Income of Joint Ventures and Associates

Period ended 30 November (in millions)	2004 $	2003 $	2002 $
NKT Flexibles I/S	**(5.0)**	(10.0)	(14.0)
Mar Profundo Girassol	**(3.1)**	(0.8)	(1.2)
Sonamet/Sonastolt	**7.0**(a)	4.9	7.1
Seaway Heavy Lifting JV	**5.9**	3.2	2.7
Stolt/Subsea 7	**3.5**	4.0	10.3
Kingfisher D.A.	**0.6**	(0.9)	0.4
Dalia FPSO	**(1.7)**	–	–
EPIC JV	**7.8**	–	–
Total	**15.0**	0.4	5.3

(a) Excludes Sonamet and Sonastolt data for the six months ended 30 November 2004.

In fiscal year 2003, charges totalling $9.1 million in respect of the Company's share of tangible fixed asset impairments were booked by three of the Company's equity joint ventures, NKT Flexibles ($6.6 million), Kingfisher D.A. ($1.4 million) and Sonastolt ($1.1 million). No additional fixed assets impairment charges were recorded during fiscal year 2004.

Taxation in respect of joint ventures, which have a legal status of partnership, has been included in the results of the relevant subsidiaries, which hold the investments in the joint ventures. Undistributed reserves of all other joint ventures will not be taxed on distribution.

Dividend Distributions

Dividends totalling $19.7 million were received in fiscal year 2004 from four joint ventures (EPIC JV, SHL, Subsea 7 and Kingfisher D.A.). The dividends of $14.1 million in fiscal year 2003 were from three joint ventures (MPG, Subsea 7 and SHL).

Consolidation Impact of Sonamet and Sonastolt

These two entities ceased to be accounted for using the equity method on 31 May 2004, when the Company adopted FIN 46R. The Company's share of the net assets of the joint ventures was $27.1 million as at 31 May 2004. An analysis is included in Note 4 'Adoption of FIN 46R'.

Increase in Investment

On 25 March 2004, the Company made a cash investment of $4.9 million in NKT Flexibles. In the same month, NKT Flexibles repaid $3.3 million of short-term debt to the Company. Also in 2004, the Company made short-term cash advances to NKT Flexibles during fiscal year 2004 totalling $5.7 million, against which a full provision for doubtful recovery was recorded. This provision was recorded as the Company did not believe it was probable of collection.

During fiscal year 2003, $4.5 million of the Company's receivables from Sonamet were converted into an equivalent amount of equity in this joint venture. The Company also invested a further $1.7 million of cash in return for equity. The other partners also made contributions and the percentage of ownership of the respective investors was maintained.

In December 2002, the Company made a cash investment of $12.6 million in NKT Flexibles. In the same month, NKT Flexibles repaid $12.6 million of debt to the Company.

Reclassification of Negative Equity Balance as Liabilities

The Company accrues losses in excess of the investment value when the Company is committed to provide ongoing financial support to the joint venture. The Company's share of any net liabilities of joint ventures are classified in accounts payable and accrued liabilities. Accordingly, a $2.9 million reclassification was recorded in respect of the Company's share of liabilities arising from a warranty claim from MPG's customer.

Impact of Currency Translation

This relates to the translation of the Company's investment in the equity of joint ventures which have a functional currency other than the US dollar, and relates mainly to NKT Flexibles, Kingfisher D.A. and MPG.

Notes to the Consolidated Financial Statements continued

Change in Fair Value of Derivative Instruments
This item is the Company's share of the movement in fair values of forward contracts taken out during the fiscal year 2003 by the Dalia JV. This is reported through other comprehensive income in accordance with SFAS No. 133 as hedge accounting criteria have been met.

Summarised Financial Information
Summarised financial information for the Company's non-consolidated joint ventures, representing 100% of the respective amounts included in the joint ventures' financial statements, is as follows:

Aggregated Income Statement Data for Joint Ventures

For the fiscal year ended 30 November (in millions)	2004[a] $	2003 $	2002 $
Net operating revenue	**589.7**	323.5	298.2
Gross profit	**45.4**	29.0	37.9
Net income	**30.2**	3.5	9.2

(a) Excludes Sonamet and Sonastolt data for the six months ended 30 November 2004.

Balance Sheet Data

As at 30 November (in millions)	2004[a] $	2003 $
Current assets	**342.7**	469.2
Non-current assets	**55.2**	88.1
Current liabilities	**358.6**	464.7
Long-term liabilities	**6.7**	7.6

(a) Excludes Sonamet and Sonastolt data as at 30 November 2004.

Transactions with Joint Ventures
For commercial reasons, the Company has structured certain contractual services through its joint ventures. The income statement data for the non-consolidated joint ventures presented above includes the following expenses related to transactions with the Company in 2004, 2003 and 2002 respectively: charter hire of $8.7 million, $2.9 million and $16.7 million and other expenses of $35.0 million, $57.7 million and $36.7 million. The joint ventures also received revenue of $6.3 million, $55.3 million and $29.4 million from the Company. The balance sheet data includes amounts payable to joint ventures by the Company of $0.1 million and $29.8 million, short-term amounts receivable by the Company of $8.1 million and $27.6 million, and long-term receivables of the Company of $nil and $6.7 million as at 30 November 2004 and 2003 respectively.

Details of guarantees provided to third parties by the Company in respect of performance by joint ventures are disclosed in Note 28 below.

13. Income Taxes
The income tax (provision) benefit is as follows:

For the fiscal year ended 30 November (in millions)	2004 $	2003 $	2002 $
Current	**(23.0)**	(6.6)	(14.1)
Deferred	**13.8**	7.2	5.9
Income tax (provision) benefit	**(9.2)**	0.6	(8.2)

For the year ended 30 November 2004, $nil was debited as deferred tax to OCI (2003: $3.6 million, 2002: $2.2 million).

The tax effects of temporary differences and net operating loss carry forwards ('NOLs') as at 30 November 2004 and 2003 are as follows:

As at 30 November (in millions)	2004 $	2003 $
Deferred tax assets:		
Net operating loss carry forwards, accrued expenses and provisions not currently deductible	**73.0**	136.7
Other accruals, net	**35.9**	–
Fixed asset timing differences	**5.3**	–
Valuation allowance	**(97.5)**	(109.1)
Net deferred tax assets	**16.7**	27.6
Deferred tax liabilities:		
Fixed asset timing differences	**–**	(25.8)
Net deferred tax assets	**16.7**	1.8
Short-term deferred tax asset	**2.3**	–
Short-term deferred tax liability	**(0.5)**	(4.5)
Long-term deferred tax asset	**16.1**	8.3
Long-term deferred tax liability	**(1.2)**	(2.0)
Net deferred tax assets	**16.7**	1.8

Deferred Tax Assets
The Company has not recognised any deferred tax benefit for the loss incurred in the United States during 2004 and instead recorded an additional valuation allowance of $25.8 million against a deferred tax asset for NOLs fixed asset and other timing differences arising in its U.S. subsidiaries. As a result, the Company has not recognised any deferred tax benefit against the 2004 results and continues to have a 100% valuation allowance against deferred tax assets in the U.S. The Company reached the decision to record a 100% valuation allowance based on the absence of objective evidence of the realisation of a tax benefit and due to the cumulative losses arising in the three most recent years.

During 2004, the Company released a $4.1 million valuation allowance against a deferred tax asset in Norway and now recognises a net long-term deferred tax asset of $9.5 million, of which NOLs form the main component. Based on the history of operating profits and expectations of the future, management has determined that the taxable income of the Company will more likely than not be sufficient to realise the net deferred tax asset of $9.5 million.

The Company has approximately $84.7 million of losses, future interest deductions and other short-term temporary differences that could lead to a future tax deduction in the U.K. However, the Company does not believe that these will all materialise as tax deductible items and has taken a valuation allowance against the part of the asset which it does not expect to realise. The decision to record the valuation allowance was taken having regard to the probability under U.K. tax legislation of being able to obtain the tax deductions. The deferred tax asset, net of valuation allowance, is $13.8 million and offset against this are deferred tax liabilities of $5.8 million carried in respect of fixed asset temporary differences in respect of non-Tonnage Tax activities.

During 2004, the Company partially reorganised its legal entity structure, which allowed for a portion of the French NOLs to be utilised to shelter a capital gain on an inter-company asset sale. Management has maintained a 100% valuation allowance against the deferred tax asset that remains in France for NOLs and other timing differences as they do not consider it more likely than not that there will be taxable profits to realise the asset. In reaching such a conclusion, management had regard to the limited types of future income sources against which such assets could be realised and the absence of relevant tax planning strategies.

Management has maintained a 100% valuation allowance against the NOLs in Australia. Based on local tax regulations, profit forecasts and expectation of future Australian activity, they do not consider it probable that the asset will be realised.

In Indonesia, the Company has recognised a $1.0 million deferred tax asset for temporary differences between book and tax bases. Based on a history of taxable profits in Indonesia, management has determined that the realisation of the asset is more likely than not.

The Company has recorded a deferred tax liability of $1.8 million for the tax effect of embedded derivatives booked in accordance with SFAS No. 133 'Accounting for Derivative Instruments and Hedging Activities'.

Valuation Allowances

The Company has recorded valuation allowances in the following jurisdictions:

Tax Jurisdiction (in millions)	2004 $	2003 $
France	**1.8**	31.2
Scandinavia	**5.5**	9.6
United Kingdom	**12.5**	14.8
United States	**74.3**	48.5
Other	**3.4**	5.1
Total	**97.5**	109.2

Net Operating Losses

The Company has NOLs of $215 million to carry forward in various countries, none of which expire within five years.

U.K. Tonnage Tax

The Company's U.K. shipping subsidiaries continued to be taxed within the U.K. Tonnage Tax regime, whereby taxable income is computed by reference to the tonnage of the vessels rather than by reference to profit. In prior years, the Company released part of its deferred tax liability for the ships within the Tonnage Tax regime. The Company recorded a net benefit of $1.0 million in fiscal year 2004 as a result of being taxable under the Tonnage Tax regime.

Under U.K. Tonnage Tax legislation, a proportion of tax depreciation previously claimed by the Company may be subject to tax in the event that a significant number of vessels are sold and are not replaced. This contingent liability decreases to nil over the first seven years following entry into the Tonnage Tax regime. Management has made no provision for the contingent liability relating to ships because it is not probable that it will sell ships under circumstances that will make it subject to the Tonnage Tax regime. The contingent liability in respect of these ships as at 30 November 2004 was $27.5 million.

Other Matters

If the retained earnings of the Company's subsidiaries were to be repatriated to the ultimate holding company, withholding and remittance taxes would be due in some, but not all instances. Management has made no provision for such taxation, as it intends to indefinitely invest the undistributed earnings of the Company's subsidiaries incorporated in those countries which impose withholding or remittance taxes.

As the Company is operating in many countries, sometimes through a branch rather than a subsidiary, the tax filings are subject to audit and reassessment by the tax authorities. In accordance with SFAS No. 5 'Accounting for Contingencies' management provides taxes for the amounts that it considers will more likely than not be due and payable as a result of these audits. Management also separately considers if taxes payable in relation to filings not yet subject to audit may be higher than the amounts stated in the filed tax return, and makes additional provisions in accordance in SFAS No. 5, if appropriate.

During fiscal year 2004, the Company settled some disputes in Norway, resulting in a small credit. Management also reviewed provisions for unresolved items in the Netherlands, Indonesia and various countries within the AFMED region, which resulted in the Company booking an additional net current tax expense of $9.9 million. These provisions resulted from computations of liabilities in the normal course of negotiations with the authorities and consultation with advisers. Where there are ongoing inquiries, management considers that the Company has defences to the issues being raised and considers that the amount provided as at 30 November 2004, reflects its best estimate of amounts that will ultimately be due for fiscal years up to and including 2004. However, the assessments issued to date, which cover fiscal periods up to 30 November 2001, are in aggregate $34.4 million higher than the taxes provided as at 30 November 2004, not including any interest and penalties that may be payable.

The principal items when reconciling the actual tax charge to the statutory effective rates, include the following:

For the fiscal year ended 30 November (in millions)	2004 $	2003 $	2002 $
Income (loss) before income taxes and minority interest	**19.0**	(414.2)	(141.6)
Tax at the statutory rate in Luxembourg[a]	**–**	–	–
Tax that would be charged if local statutory rates were to apply on profits in jurisdictions where the Company has subsidiaries	**(4.1)**	138.0	48.4
Turnover-based taxes	**(0.7)**	(58.4)	(0.4)
Withholding and local taxes	**(2.1)**	(6.0)	(14.0)
Change in valuation allowance	**12.0**	(33.7)	(30.1)
U.K. Tonnage Tax	**–**	–	(0.1)
Non-deductible amortisation	**(0.2)**	(1.1)	(2.5)
Change in tax regime	**–**	–	21.3
Impairment review	**0.4**	(36.6)	(36.2)
Profits subject to special tax regime	**1.0**	1.0	4.5
Adjustments relating to prior year assessments	**1.5**	–	–
Other permanent items	**1.4**	(2.6)	0.9
Income tax (provision) benefit	**(9.2)**	0.6	(8.2)

(a) The Company has decided to reconcile its tax rate to 0%, being the statutory rate it is subject to in Luxembourg.

Notes to the Consolidated Financial Statements
continued

14. Pension Commitments

The Company operates both defined contribution and defined benefit pension plans, depending on location, covering certain qualifying employees. Contributions under the defined contribution pension plans are determined as a percentage of gross salary. The expense relating to these plans for the years ended 30 November 2004, 2003 and 2002 was $5.6 million, $4.5 million and $4.5 million respectively.

The Company operates both funded and unfunded defined benefit pension plans. The benefits under the defined benefit pension plans are based on years of service and salary levels. Plan assets of the funded schemes are primarily comprised of marketable securities.

The following tables provide a reconciliation of benefit obligation and plan assets for the U.K. and Norwegian schemes. These are primarily funded schemes, although these also include the benefit obligations in relation to an unfunded Norwegian state pension plan:

As at 30 November (in millions)	2004 $	2003 $
Change in benefit obligation:		
Benefit obligation at beginning of year	**35.1**	27.3
Service cost	**3.0**	2.8
Members' contributions	**0.1**	0.1
Interest cost	**2.2**	1.8
Actuarial (gains) loss	**(0.5)**	1.1
Foreign currency exchange rate changes	**4.1**	2.6
Benefits paid from plan assets	**(0.9)**	(0.6)
Benefit obligation at end of year	**43.1**	35.1
Change in plan assets:		
Fair value of plan assets at beginning of year	**26.3**	22.8
Actual return on plan assets	**2.7**	(0.4)
Members' contributions	**0.1**	0.1
Foreign currency exchange rate changes	**3.0**	1.5
Company contributions	**4.5**	2.8
Benefits paid from plan assets	**(0.9)**	(0.5)
Fair value of plan assets at end of year	**35.7**	26.3
Overall funded status	**(7.4)**	(8.8)

The following table sets forth the funded status of the funded defined benefit pension plans and a reconciliation to prepaid benefit cost:

For the fiscal year ended 30 November (in millions)	2004 $	2003 $
Funded status of the plans	**(7.4)**	(8.8)
Unrecognised net actuarial loss	**12.0**	12.3
Unrecognised prior service benefit	**0.2**	0.2
Unrecognised net transition obligation	**(0.2)**	(0.3)
Prepaid pension assets	**4.6**	3.4

The funded defined benefit pension plans' weighted average asset allocation as at 30 November 2004 and the target allocations for 2005, by asset category are as follows:

For the year ended 30 November	Target allocation %	2004 %	2003 %
Equities	39	**35**	33
Bonds	36	**40**	44
Real estate	7	**8**	7
Other	18	**17**	16
Total	100	**100**	100

The investment strategy of the funded defined benefit pension plans takes into account the need for the diversification of investments and the suitability of these investments to the plans' asset classes. Investments are made to reduce long-term volatility taking into account the pension plans' liabilities and the desired long-term return on assets.

The weighted average assumptions used for the funded defined benefit pension plans are as follows:

For the fiscal year ended 30 November	2004 %	2003 %	2002 %
Discount rate	**5.7**	5.9	6.2
Expected return on plan assets	**6.9**	6.9	7.0
Rate of compensation increase	**3.2**	3.2	3.2

The assumptions take into account the evaluation of the plans' assets, the plans' proposed asset allocation, historical trends and experience, and current and expected market conditions.

The following table sets forth the expected future cash flows of the funded defined benefit plans:

For the fiscal year ended 30 November (in millions)	$
Estimated future benefit payments:	
2005	**0.7**
2006	**0.8**
2007	**0.9**
2008	**1.2**
2009	**1.5**
2010 – 2014	**9.4**
Estimated future contributions:	
2005	**3.1**

Net periodic pension benefit costs for funded defined benefit schemes include the following components:

For the fiscal year ended 30 November (in millions)	2004 $	2003 $	2002 $
Service cost	**3.0**	2.8	2.1
Interest cost	**2.2**	1.8	1.4
Expected return on plan assets	**(2.1)**	(1.7)	(1.4)
Amortisation of transition obligation	**(0.1)**	–	0.6
Recognised net actuarial losses	**0.5**	0.7	–
Amortisation of prior service benefit	**–**	0.1	(0.3)
Foreign currency exchange rate changes	**(0.2)**	–	–
Benefit cost	**3.3**	3.7	2.4

The accumulated benefit obligation for all funded pension plans as at 30 November 2004 is $35.2 million (2003: $29.9 million).

Included as at 30 November 2004 are funded pension plans, which had accumulated benefit obligations in excess of plan assets. The projected benefit obligations of these plans were $20.1 million as at 30 November 2004 (2003: $30.9 million) and the fair value of assets under these plans were $12.7 million (2003: $21.3 million). The accumulated benefit obligations under the plans were $15.3 million as at 30 November 2004 (2003: $26.2 million).

As at 30 November 2004, the Company has recorded a cumulative adjustment for minimum liability of $2.6 million (2003: $6.0 million), which is included in the accrued pension liability balance, for one of its plans. This is prescribed by SFAS No. 87 'Employers' Accounting for Pensions', when the accumulated benefit obligation in the plan exceeds the fair value of the underlying plan assets. The corresponding entry recorded as a component of OCI was $2.0 million (net of deferred tax of $0.6 million) as at 30 November 2004 (2003: $5.4 million (net of deferred tax of $0.6 million)).

The following tables provide a reconciliation of the benefit obligation and accrued pension liability of the unfunded plans. As the plans are unfunded, the benefit obligation is equal to the unfunded status of the plans and the accrued pension liabilities.

For the fiscal year ended 30 November (in millions)	2004 $	2003 $
Benefit obligation at beginning of year	**4.8**	6.4
Divestitures[a]	**(1.5)**	–
Service cost	**0.1**	0.5
Plan amendments	**–**	(3.7)
Interest cost	**0.2**	0.4
Foreign currency exchange rate changes	**0.6**	1.2
Benefit obligation at end of year[b]	**4.2**	4.8

(a) The divestitures represent the reduction in the benefits obligation due to the sale of Serimer DASA and Paragon Litwin.

(b) The benefit obligation as at 30 November 2004 includes liabilities held for sale of $nil (2003: $1.7 million).

The weighted average rate assumptions used are as follows:

For the fiscal year ended 30 November	2004 %	2003 %	2002 %
Discount rate	**5.0**	5.0	5.0
Expected return on plan assets	**n/a**	n/a	n/a
Rate of compensation increase	**2.5**	2.1	3.8

Net periodic pension benefit costs include the following components:

For the fiscal year ended 30 November (in millions)	2004 $	2003 $	2002 $
Service cost	**0.1**	0.5	0.5
Interest cost	**0.2**	0.4	0.3
Plan amendment	**–**	3.7	–
Benefit cost	**0.3**	4.6	0.8

In Indonesia, retirement indemnities, for which the Company has accrued $0.4 million as at 30 November 2004 (2003: $0.6 million), are paid as a lump sum upon retirement. They are primarily based upon the employees' years of service and salary levels.

The following table provides a reconciliation of the pension liability:

For the fiscal year ended 30 November (in millions)	2004 $	2003 $
Minimum liability adjustment for funded schemes	**2.6**	6.0
Pension liability for unfunded schemes	**4.2**	4.8
Retirement indemnity	**0.4**	0.6
Pension liability	**7.2**	11.4
Pension liability disclosed as:		
Per consolidated balance sheet	**7.2**	9.7
Included in assets held for sale	**–**	1.7
Pension liability	**7.2**	11.4

15. Bank Overdraft and Lines of Short-term Credit

As at 30 November 2004, the Company has no available committed or uncommitted third-party bank overdrafts and lines of short-term credit and short-term loan notes (2003: $8.5 million). The weighted average interest rate was 6.0% for the fiscal year ended 30 November 2003, and as at 30 November 2003 short-term borrowings under these facilities were $2.5 million.

16. Long-term Debt and Capital Lease Obligations

Long-term debt and capital lease obligations, excluding borrowings from SNSA, comprises the following:

As at 30 November (in millions)	2004 $	2003 $
$350 million credit facility, outstanding balance	**60.0**	–
$440 million credit facility, outstanding balance	**–**	330.0
$55/45 million credit/guarantee facility, outstanding balance	**–**	55.0
Other[a]	**9.7**	–
Total long-term debt and capital lease obligations	**69.7**	385.0
Current portion:		
$440 million credit facility, scheduled repayment	**–**	71.5
$55/45 million credit/guarantee facility, scheduled repayment	**–**	20.0
Total current portion	**–**	91.5
Long-term portion:		
$350 million credit facility, outstanding balance	**60.0**	–
$440 million credit facility, outstanding balance	**–**	258.5
$55/45 million credit/guarantee facility, outstanding balance	**–**	35.0
Other[a]	**9.7**	–
Total long-term portion	**69.7**	293.5

(a) This comprises a loan provided by Sonangol to Sonamet. This loan is unsecured, bears interest at a fixed rate of 2.75% per year and is repaid in annual instalments for a period of not less than six years.

Notes to the Consolidated Financial Statements continued

During fiscal year 2004 scheduled repayments were made as per the terms of the then existing credit facilities, as shown in the above table. Upon completion of the refinancing in November 2004 the outstanding balance of $279.9 million was repaid. This was partially done by a $50.0 million drawdown under the new $350 million revolving credit facility, described below. Debt extinguishment costs of $1.8 million relating to the write-off of the unamortised portion of the costs of the previous credit facilities were also recorded within interest expense in the Consolidated Statements of Operations. As at 30 November 2004 the only facility available to the Company is the $350 million revolving credit facility.

Commitment fees for any unused lines of credit expensed in the fiscal year ended 30 November 2004 totalled $0.5 million (2003: $0.9 million, 2002: $0.4 million). The weighted average interest rate paid was 6.92% (2003: 4.45%).

Facilities

The Company has the following facility outstanding as at 30 November 2004:

The $350 million Revolving Credit Facility

On 8 November 2004, the Company entered into a new $350 million multi-currency revolving credit and guarantee facility with a consortium of banks, led by DnB NOR Bank ASA, ING Bank N.V. and NIB Capital Bank N.V. as arrangers. This facility, together with existing cash balances, was used to refinance the Company's existing credit facilities, including the $440 million secured multi-currency revolving credit facility, the $55/45 million credit/guarantee facility, the $44 million secured guarantee facility, the $100 million secured bank guarantee facility and the $50 million unsecured bonding facility; and will be used for general corporate purposes, including the issuance of guarantees to support contract performance obligations and other operating requirements. Consequentially, the financing also released Stolt-Nielsen S.A. from all remaining financial guarantee obligations to the Company. The Company capitalised debt issuance costs of $7.5 million within non-current receivables in relation to setting up this facility.

The facility is guaranteed by the Company and subsidiaries comprising in aggregate at least 90% (by external revenues and net fixed assets) of the Company's net fixed assets and external revenues.

The facility is secured by a first priority mortgage on the most significant assets owned by the Company, as well as an assignment of earnings, insurances and requisition compensation with respect to certain vessels. The estimated market value of the 14 vessels pledged in support of the facility as of the close of such facility was approximately $500 million and their corresponding net book value as at 30 November 2004 was $332 million.

The facility provides for revolving loans of up to $175 million during the first three years, up to $150 million for the fourth year reducing to $125 million for the fifth year until 8 November 2009. Other mandatory reductions in the facility will occur (subject to cure provisions) if the valuations of the vessels (or a loss of a vessel) shall result in the asset coverage of the outstanding and available amounts under the facility being less than 120%. Borrowings under the facility may be made in minimum increments of $5.0 million subject to the satisfaction of certain customary conditions precedent. In addition, the facility provides that performance guarantees can be issued until final maturity of the facility equal to the difference between the total available facility and amounts drawn down as loans. At final maturity, all performance guarantees must either expire on or before 8 May 2011 or be replaced or cash collateralised.

As at 30 November 2004, the utilisation of the facility was as follows:

As at 30 November 2004 (millions)	Utilised $	Unutilised $	Total $
Cash loans	**60.0**	**115.0**[a]	**175.0**
Guarantees	**110.9**	**64.1**	**175.0**
Total	**170.9**	**179.1**	**350.0**

(a) The unutilised portion of the cash loan facility is also available for guarantees.

The facility contains certain financial covenants in respect of a minimum level of tangible net worth, a maximum level of net debt to earnings before interest, taxes, depreciation and amortisation ('EBITDA'), a maximum level of total financial debt to tangible net worth and a minimum level of cash and cash equivalents. The Company must meet the requirements of the financial covenants on a consolidated basis in quarterly intervals ending 28 February, 31 May, 31 August and 30 November of each year. The facility also contains negative pledges with respect to accounts receivable and cash. The facility contains representations, affirmative covenants and negative covenants (in addition to the financial covenants listed above) and events of defaults which are all customary for transactions of this nature.

Interest on the facility is payable at LIBOR plus a margin which will be linked to the ratio of the Company's debt to EBITDA and which may range from 1.0% to 2.375% per year. The margin is currently fixed at 2.375% for a period of six months and is reviewed on a six-monthly basis. The fee applicable for performance guarantees will be linked to the same ratio, may range from 0.5% per year to 1.1875% per year and is currently fixed at 1.1875% subject to review every six months.

17. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities comprise the following:

As at 30 November (in millions)	2004 $	2003 $
Invoice accruals	**191.4**	212.1
Trade payables	**119.4**	148.4
Short-term payables to joint ventures	**–**	29.9
Provision for loss-making contracts	**29.2**	40.4
Total	**340.0**	430.8

18. Related Party Transactions

Related party transactions included the following charges paid to/received from SNSA:

For the fiscal year ended 30 November (in millions)	2004 $	2003 $	2002 $
Corporate services agreement	**2.6**	3.4	3.2
Interest charges	**–**	3.5	0.6
Premia payable to captive insurance company	**9.6**	6.6	2.8
Receipts under captive insurance policy	**(13.2)**	(3.0)	(2.8)
Other (receipts) recharges	**(0.7)**	7.9	5.7
Total	**(1.7)**	18.4	9.5

Corporate Services Agreement
Pursuant to a corporate services agreement, during 2004, SNSA supplied through its subsidiaries financial, risk management, public relations and other services to the Company for an annual fee based on costs incurred in rendering those services. The fee for was subject to negotiation and agreement between the Company and SNSA on an annual basis. The fees for these management services were $2.6 million, $3.4 million and $3.2 million for fiscal years 2004, 2003 and 2002, respectively. The fee is included as a component of SG&A expenses in the Consolidated Statements of Operations. Short-term payables due to SNSA of $1.9 million as at 30 November 2004 relate primarily to outstanding insurance-related and corporate services activities.

The services agreement was automatically renewable for additional one-year terms. However, in view of SNSA's sale of all of its holding of the Company's Common Shares in January 2005, the Company and SNSA have agreed to terminate the corporate services agreement.

Other Administrative Services Agreement
In addition to the above corporate services, SNSA provided various services to the Company, including certain types of insurance coverage, payroll administration, and information technology. SNSA received a fee for these services. The fees paid during fiscal year 2004 of $0.8 million were offset by the receipt of final settlement of certain insurance premiums paid previously, resulting in a net receipt by the Company of $0.7 million. Fees for these services were $7.9 million for 2003 and $5.7 million for 2002. The 2004 fee is included as a component of SG&A expenses in the accompanying Consolidated Statements of Operations. For 2005 the Company and SNSA intend to co-operate with respect to procurement of insurances and certain information technology matters on an individual arm's length basis.

Captive Insurance Company
SNSA owns Marlowe Insurance Ltd., a Bermuda captive insurance company ('Marlowe') through which certain of the Company's interests are insured. In light of SNSA's phased sale of its holdings of the Company's stock, the Company decided to withdraw from Marlowe with effect from the expiration of its current insurance placed with or through Marlowe. The Company is co-operating with SNSA to buy insurance for future periods.

Service Mark Agreement
The Company and SNSA are parties to an agreement under which the Company has been granted the right to use the Stolt name and logo, without payment of any royalty. However, because SNSA sold its interest in the Company, the Company would be obliged to change its name and logo upon SNSA's request. The Company is discussing an arrangement with SNSA, which would allow it to use the name and logo until the end of the third quarter of fiscal year 2006.

Cross-default in Certain Credit and Guarantee Facilities
As at 30 November 2004 there were no cross-default clauses in the Company's existing credit and guarantee facilities. As at 30 November 2003, SNSA had guaranteed $47.8 million of bank guarantees issued under Other Bank Guarantee Arrangements, while SNSA and one of its subsidiaries, Stolt-Nielsen Transportation Group ('SNTG') jointly and severally had guaranteed bank guarantees issued under the guarantee portion of the $55/45 million credit/guarantee facility, as well as bank guarantees issued under the $44 million guarantee facility. Additionally, certain actions or events undertaken by SNSA and SNTG including without limitation, incurring unpermitted liens, defaulting under certain debt facilities, and failing to comply with non-appealable court orders, could have resulted in a cross-default under these facilities.

Other Matters
On 20 April 2004, SNTG converted its $50 million subordinated note, as previously agreed, into 22,727,272 Common Shares representing a conversion price of $2.20 per share.

Short-term payables due to SNSA of $2.0 million as at 30 November 2004 (2003: $18.4 million) relate primarily to outstanding insurance-related activity, corporate services agreement charges and other management service charges.

During fiscal year 2003, the Company made a payment of $50,000 for marketing services to a company in which a non-executive director has an interest (2002: $50,000). No such payment was made during fiscal year 2004.

19. Restructuring and Reorganisation Programme

For the fiscal year ended 30 November 2004 (in millions)	Opening balance $	Expensed in the year $	Released to income in the year $	Paid in the year $	Other(a) $	Closing balance $
Real estate costs	2.7	**2.6**	–	(0.9)	0.3	**4.7**
Personnel and redundancy costs	12.6	**0.6**	**(0.7)**	(12.9)	1.0	**0.6**
Professional fees	0.3	**0.3**	**(0.1)**	(0.5)	–	**–**
Total	15.6	**3.5**	**(0.8)**	(14.3)	1.3	**5.3**

(a) Includes the effect of exchange rate changes.

The restructuring provision at the start of the year was set up in fiscal year 2003 and resulted from the implementation of the new management team's plan for financial recovery, which included the restructuring of the Company's cost and asset base. The first stages of the plan for financial recovery, involving changes in the Company's personnel, operating structure and business processes, were substantially completed in the second half of fiscal year 2003. The senior management tier was restructured, with new appointments to 30 out of 40 posts. A plan was commenced to reduce the total workforce by 21% through disposal of certain businesses (1,100 posts) and headcount reduction (400 posts), (see Note 9 'Assets Held for Sale') above.

Net restructuring charges of $2.7 million were recorded in fiscal year 2004, although no new initiatives were undertaken.

The real estate provision of $2.7 million at the start of the year related to the AFMED region, and comprises $1.8 million for the accrued rental of office space vacated by Paragon Litwin and $0.9 million of unamortised leasehold improvements for these offices. The existing accrual for future rental costs on the office space vacated by Paragon Litwin was increased by $2.6 million in the AFMED region during fiscal year 2004 to reflect the weakness of local real estate markets for subletting these premises before the end of the lease (August 2007).

The $12.6 million of personnel and redundancy provision at the start of the year related to severance payments, vacation paid in lieu, and outplacement fees, and were principally incurred in the NEC, AFMED, Corporate and NAMEX regions due to the need to reduce staffing levels in Aberdeen, Stavanger, Nanterre, Corporate and Houston offices to reflect lower levels of business expected in 2004. The majority of the provision outstanding at year-end 2003 was paid during fiscal year 2004 and the remaining balance of $0.6 million is expected to be paid during the second quarter of fiscal year 2005 for related redundancies.

The provision for professional fees arising during the year ended 30 November 2003, totalling $0.3 million, related to fees incurred by the Company in connection with asset disposals. These were settled during fiscal year 2004.

Notes to the Consolidated Financial Statements
continued

20. Operating Leases

Total operating lease commitments as at 30 November 2004 amount to $96.4 million. Charter hire obligations towards certain construction support, diving support, survey and inspection ships account for $24.9 million of the total commitments. The remaining obligations relate to office facilities and equipment.

Total minimum annual lease commitments payable and sublease rentals receivable are as follows:

Analysis by year (in millions)	Operating leases $	Sublease rentals $
2005	30.0	–
2006	24.4	–
2007	19.5	–
2008	9.6	–
2009	4.0	–
Thereafter	8.9	–
Total	**96.4**	**–**

Analysis by currency (in millions)	US dollar equivalent
Norwegian kroner	38.6
Euro	38.2
US dollar	11.0
British pound sterling	7.7
Central African franc	0.7
Singapore dollar	0.2
Total	**96.4**

Total operating lease rentals charged as an expense for the year ended 30 November 2004 were $32.0 million (2003: $32.3 million and 2002: $34.0 million).

21. Segment and Related Information

The Company's operations are managed through five geographical regions. In addition there is the Corporate segment through which the Company manages its activities that serve more than one region, as described in more detail below. Each region is headed by a Vice President who is responsible for managing all aspects of the projects within the region, from initial tender to completion. Each region is accountable for profits and losses for such projects. Regions may provide support to other regions; an example is the Casino project where the NEC region provides support to the AME region.

With effect from fiscal year 2004 the Company has changed the allocations of a number of its vessels between the Company's segments. The main reason for this change in approach is that the Company will now allocate these assets to the regions where they are being utilised, even if only for short to medium terms. Previously the Company would only reallocate vessels if these were utilised in a region for a longer period of time. This has had an impact on the depreciation charge allocated to the regions when compared to previous years, but it did not impact the consolidated depreciation charge.

The main reallocations of vessels was as follows: the *LB 200* from the AFMED region to Corporate, the *Seaway Harrier* and the *Seaway Condor* from Corporate to the SAM region, the *Seaway Discovery* and the *Seaway Osprey* from Corporate to the NEC region, while the *Seaway Kestrel* was reallocated from Corporate to the NAMEX region.

The Company has business segments based on the geographic distribution of the activities as follows:

Segment Geographic Coverage

Africa and the Mediterranean Region (AFMED)
Includes all activities in Africa, the Mediterranean and Caspian Sea (but excludes Azerbaijan), and has its regional office in Nanterre, France. The Company operates fabrication yards in Nigeria and Angola.

Northern Europe and Canada Region (NEC)
Includes all activities in Northern Europe, Eastern Canada, Greenland and Azerbaijan and has regional offices in Aberdeen, U.K. and Stavanger, Norway.

North America and Mexico Region (NAMEX)
Includes activities in the United States, Mexico, Central America, and Western Canada and has its regional office in Houston, Texas, United States. The Company also operates a fabrication yard in the United States (New Orleans, Louisiana), where it assembles and constructs offshore infrastructure equipment.

South America Region (SAM)
Includes all activities in South America and the islands of the southern Atlantic Ocean and has its regional office in Rio de Janeiro, Brazil. Its principal operating location is Macae, Brazil.

Asia and the Middle East Region (AME)
Includes all activities in Asia Pacific, India, and the Middle East, (but excludes the Caspian Sea) and has its regional office in Singapore with satellite offices in Jakarta, Indonesia and Perth, Australia.

Corporate
Includes all activities that serve more than one region. These include:

- Assets which have global mobility including construction and flowline lay support ships, ROVs, trenchers/ploughs, and other mobile assets that are not allocated to any one region; certain of the assets included in the Corporate segment in previous periods have been classified as 'Assets Held for Sale' as at 30 November 2004;
- Management and corporate services provided for the benefit of all the Company's businesses;
- Paragon Engineering Services, Inc. The Company sold Paragon Engineering Services, Inc. effective 19 January 2005 to AMEC plc.;
- NKT Flexibles, a joint venture that manufactures flexible pipeline and risers; and
- Seaway Heavy Lifting Ltd. ('SHL'), a joint venture with a subsidiary of the Russian oil company Lukoil-Kaliningradmorneft plc, which operates the heavy lift ship *Stanislav Yudin*.

Up to the date when the businesses were sold, Corporate also included management of:

- Paragon Litwin S.A. and Paragon Italia S.r.L. The Company sold its interest in these engineering units effective 9 June 2004 to Bateman Oil and Gas BV; and
- Serimer DASA, a contract welding services entity employed both onshore and offshore by pipelay contractors, which was sold effective 29 May 2004 to Serimer Holdings SAS.

The Corporate office is located in Sunbury, U.K.

Summarised financial information concerning each of the Company's reportable segments is provided in the following tables:

For the fiscal year ended 30 November 2004 (in millions)	AFMED $	NEC $	NAMEX $	SAM $	AME $	Corporate $	Total $
Net operating revenue – external	536.0	341.7	170.6	55.0	31.9	106.7	1,241.9
Net operating revenue – internal[a]	77.3	61.0	34.7	18.9	1.7	2.8	–
Equity in net income of non-consolidated joint ventures	2.4	11.9	–	–	–	0.7	15.0
Depreciation and amortisation	(21.8)	(4.5)	(7.0)	(5.7)	(1.0)	(25.6)	(65.6)
Impairment of tangible fixed assets	(0.7)	–	–	–	–	(8.7)	(9.4)
Restructuring (charges) income	(3.2)	0.7	–	–	–	(0.2)	(2.7)
Research and development expense	–	–	–	–	–	(0.7)	(0.7)
Interest expense	(4.7)	(0.8)	(1.3)	(1.5)	(0.2)	(11.4)	(19.9)
Interest income	–	–	–	–	–	4.0	4.0
Net income (loss) before tax after minority interest	27.0	46.1	(49.3)	11.3	2.5	(23.3)	14.3
Income tax (provision) benefit	3.4	5.0	–	–	(1.6)	(16.0)	(9.2)
Net income (loss)	30.4	51.1	(49.3)	11.3	0.9	(39.3)	5.1
Segment assets	386.5	131.1	105.7	73.0	31.6	381.1	1,109.0
Long-lived assets[b]	208.8	44.8	54.2	55.3	7.4	200.6	571.1
Investments in and advances to non-consolidated joint ventures	2.7	5.4	–	–	–	15.5	23.6
Capital expenditures	10.1	0.4	6.0	1.6	1.1	15.0	34.2

(a) Internal revenues are eliminated on consolidation of the Company's results and are therefore shown in the table to equal to zero in total. Transactions between reportable segments are accounted for on an arm's length basis.

(b) Long-lived assets include net fixed assets, deposits and non-current receivables.

For the fiscal year ended 30 November 2003 (in millions)	AFMED $	NEC $	NAMEX $	SAM $	AME $	Corporate $	Total $
Net operating revenue – external	673.8	387.6	200.6	56.0	26.8	137.5	1,482.3
Net operating revenue – internal[a]	100.4	101.5	41.9	17.5	1.4	5.1	–
Equity in net income of non-consolidated joint ventures	1.8	3.6	–	–	–	(5.0)	0.4
Depreciation and amortisation	(17.7)	(3.7)	(0.8)	(2.2)	(3.3)	(65.8)	(93.5)
Impairment of tangible fixed assets	(65.1)	(0.1)	(12.4)	–	–	(99.0)	(176.6)
Restructuring charges	(9.8)	(1.6)	(0.3)	–	–	(4.5)	(16.2)
Research and development expense	–	–	–	–	–	(1.5)	(1.5)
Interest expense	(8.9)	(0.4)	(1.2)	–	(0.3)	(17.1)	(27.9)
Interest income	–	–	–	–	–	3.1	3.1
Net (loss) income before tax after minority interest	(285.2)	23.1	(32.3)	18.2	(6.5)	(136.0)	(418.7)
Income tax (expense) benefit	4.1	4.5	(0.1)	(0.3)	(0.4)	(7.2)	0.6
Net (loss) income	(281.1)	27.6	(32.4)	17.9	(6.9)	(143.2)	(418.1)
Segment assets	494.4	118.9	115.4	78.2	39.7	396.1	1,242.7
Long-lived assets[b]	238.3	25.3	41.3	60.5	15.2	210.4	591.0
Investments in and advances to non-consolidated joint ventures	21.7	6.0	–	–	–	15.3	43.0
Capital expenditures	5.4	0.9	0.4	1.6	–	13.6	21.9

(a) Internal revenues are eliminated on consolidation of the Company's results and are therefore shown in the table to equal to zero in total. Transactions between reportable segments are accounted for on an arm's length basis.

(b) Long-lived assets include net fixed assets, deposits and non-current receivables.

Notes to the Consolidated Financial Statements continued

For the fiscal year ended 30 November 2002 (in millions)	AFMED $	NEC $	NAMEX $	SAM $	AME $	Corporate $	Total $
Net operating revenue – external	702.7	335.6	190.5	52.0	25.7	131.0	1,437.5
Net operating revenue – internal[a]	118.7	91.3	52.1	13.4	1.4	4.6	–
Equity in net income of non-consolidated joint ventures	5.9	10.7	–	–	–	(11.3)	5.3
Depreciation and amortisation	(22.0)	(3.1)	(17.7)	(5.7)	(2.5)	(41.1)	(92.1)
Impairment of goodwill	–	–	(103.0)	–	(1.6)	(1.8)	(106.4)
Impairment of tangible fixed assets	(0.7)	–	–	–	(1.1)	(2.2)	(4.0)
Research and development expense	–	–	–	–	–	(0.8)	(0.8)
Interest expense	(10.8)	(1.3)	(2.6)	(1.9)	(0.4)	(1.9)	(18.9)
Interest income	–	–	–	–	–	0.7	0.7
Net (loss) income before tax after minority interest	(36.6)	10.9	(116.0)	5.5	(3.4)	(4.1)	(143.7)
Income tax (expense) benefit	(6.6)	16.1	(12.1)	(0.6)	(0.4)	(4.6)	(8.2)
Net (loss) income	(43.2)	27.0	(128.1)	4.9	(3.8)	(8.7)	(151.9)
Segment assets	585.9	139.1	140.5	88.5	35.2	469.4	1,458.6
Long-lived assets[b]	313.2	26.3	66.1	69.2	12.1	363.3	850.2
Investments in and advances to non-consolidated joint ventures	9.4	5.9	–	–	–	13.5	28.8
Capital expenditures	2.3	3.1	0.3	1.6	0.7	46.6	54.6

(a) Internal revenues are eliminated on consolidation of the Company's results and are therefore shown in the table to equal to zero in total. Transactions between reportable segments are accounted for on an arm's length basis.

(b) Long-lived assets include net fixed assets, deposits and non-current receivables.

Following is a description of the classification of the service capabilities the Company has adopted:

Subsea construction, Umbilicals, Risers and Flowlines ('SURF'): SURF relates to engineering and construction work relating to oil and gas fields that are developed subsea (meaning the production wellhead is on the seabed), as opposed to surface installations (in which the production wellhead is above the surface on a platform). This includes tieback projects, which involve pipelaying, umbilical installation and trenching or ploughing, to connect a new additional subsea development to an existing production facility. The installation of jumpers and spoolpieces, as well as hyperbaric welding, are also typical SURF activities. SURF also includes large multi-year projects encompassing all pipelay, riser and umbilical activities of a complete field development. This category also includes ship charters and rental of equipment and construction support ROVs. During 2004, SURF activities accounted for approximately 42% of total revenue.

Conventional: This comprises engineering and construction activities relating to platforms attached to the seabed and their associated pipelines. Conventional projects involve shallow water activities and proven technology, typically under long-term contracts. Conventional activities include design, construction and installation of fixed platforms. This category also includes selected ship charters and equipment rental in relation to Conventional activities. During 2004, Conventional activities accounted for approximately 31% of total revenue.

Inspection, Maintenance and Repair ('IMR'): This comprises, among other things, platform surveys, debris removal and pipeline inspections using ROVs. IMR activities are conducted both under long-term frame agreements with customers and in the spot market. This category also includes ship charters and equipment rental relating to IMR activities. During 2004, IMR activities accounted for approximately 17% of total revenue.

Trunklines: This comprises offshore installation of large-diameter pipelines used to carry oil or gas over long distances. Trunkline projects typically are based on large contracts, utilising the *LB 200* pipelay barge. During 2004, 2003 and 2002, there were no trunkline activities.

Corporate: This comprises all activities that serve more than one region. These include: NKT Flexibles, SHL, Paragon Engineering Services, Inc. and assets that have global mobility including construction and flowline lay support ships, ROVs, trenchers/ploughs and other mobile assets that are not allocated to any one region. It also includes revenue from Serimer DASA until 31 May 2004 and from Paragon Litwin and Paragon Italia S.r.L. until 9 June 2004. During 2004, Corporate activities accounted for approximately 10% of total revenue.

The Company also provides field decommissioning services at the end of the working life of an offshore oilfield, although no material revenues were generated during any of the periods presented.

The following table shows net operating revenue for 2004, 2003 and 2002 by service capability:

For the fiscal year ended 30 November (in millions)	2004 $	2003 $	2002 $
SURF	**526.2**	598.7	602.3
Conventional	**379.3**	518.1	432.9
IMR	**212.2**	204.1	237.3
Corporate	**124.2**	161.4	165.0
Total net operating revenue	**1,241.9**	1,482.3	1,437.5

During the fiscal year ended 30 November 2004, one customer accounted for more than 10% of the Company's revenue. The revenue from this customer was $212.5 million, representing 17.1% of the Company's total revenue. This revenue is attributable to the AFMED and NEC regions. During the fiscal year ended 30 November 2003, two customers each individually accounted for more than 10% of the Company's revenue. Revenue from the largest customer was $329.4 million, representing 22.2% of the Company's total revenue and was attributable to the AFMED, NEC and NAMEX regions. The revenue from the second largest customer was $175.4 million, representing 11.8% of the Company's total revenue and was attributable to the AFMED, NEC, NAMEX and AME regions. During the fiscal year ended 30 November 2002, two customers of the Company each individually accounted for more than 10% of the Company's revenue. The revenue from the largest customer was $285.8 million, representing 19.9% of the Company's total revenue and was attributable to the AFMED, NEC and NAMEX regions. The revenue from the second largest customer was $146.9 million, representing 10.2% of the Company's total revenue and was attributable to the AFMED, NEC and AME regions.

22. Common Shares, Class B Shares and Treasury Shares

(in millions)	2004 Number of shares	2004 Par value $	2003 Number of shares	2003 Par value $
Common Shares, $2.00 par value – authorised	**230.0**	**460.0**	140.0	280.0
Shares issued	**191.4**	**382.8**	76.3	152.5
Shares outstanding (excludes Common Shares held as Treasury Shares)	**190.5**	**381.0**	75.4	150.8
Class B Shares, $2.00 par value – authorised	**–**	**–**	34.0	68.0
Shares issued	**–**	**–**	34.0	68.0
Shares outstanding	**–**	**–**	34.0	–
Treasury Shares[a]	**0.9**	**(1.8)**	0.9	(1.8)

(a) The Treasury Shares valued at cost as at 30 November 2004 are $(1.0) million (2003: $(1.0) million).

At an Extraordinary General Meeting on 11 February 2004, the authorised Share Capital of the Company was increased to 230 million Common Shares, with a par value of $2.00 each.

During fiscal year 2004 the following transactions occurred:

- On 13 February 2004, the Company, through a Private Placement, issued and sold 45.5 million Common Shares at $2.20 per share. Gross proceeds were $100.1 million ($93.2 million net of expenses);
- Also on 13 February 2004, the outstanding 34 million Class B Shares were converted into 17 million Common Shares;
- On 20 April 2004, SNSA completed a previously announced debt for equity swap. SNSA subscribed to 22.7 million Common Shares in consideration for cancellation of $50 million of subordinated loans to the Company; and
- On 25 May 2004, the Company, through a Subsequent Issue, issued and sold 29.9 million Common Shares at $2.20 per share, raising gross proceeds of $65.8 million ($61.6 million net of expenses).

Following these transactions the number of Common Shares outstanding as at 30 November 2004 was 190.5 million. As at the same date SNSA owned 79.4 million Common Shares or 41.7% of the total number of shares outstanding. As described in Note 29 below, to the Consolidated Financial Statements, SNSA sold its entire shareholding effective 19 January 2005 and thereby ceased to be a shareholder of Stolt Offshore S.A.

Until the conversion of Class B Shares, Common Shares and Class B Shares voted as a single class on all matters submitted to a vote of shareholders, with each share entitled to one vote, with the exception of recapitalisation, reclassification or similar transactions affecting the relative rights, preferences and priorities of the Common Shares and Class B Shares, which required an affirmative vote of the holders of a majority of the outstanding Common Shares and Class B Shares each voting as a separate class. With respect to liquidation and dividend rights, the Class B Shares were entitled to receive $0.005 per share for each $0.01 per Common Share.

On 10 March 2003, the Company repurchased 879,121 Common Shares from NKT Holdings A/S as part of the transaction to settle the share price guarantees in respect of the NKT Flexibles joint venture. The difference between the market price at which these shares were repurchased from NKT Holdings A/S and the guaranteed share price was $12.4 million and was deducted from paid-in surplus as described in Note 3 above.

During fiscal year 2002, the Company repurchased 6,142,857 Common Shares from Vinci and 249,621 Common Shares from NKT Holdings A/S as part of the transaction to settle the share price guarantees in respect of the acquisitions of ETPM and NKT Flexibles, respectively. The difference between the market price at which the shares were repurchased from Vinci and NKT Holdings S.A. and the guaranteed price was $58.9 million and $1.6 million respectively and was deducted from paid-in surplus as described in Note 3 above. These repurchased shares, through a series of transactions, were subsequently issued to SNSA for proceeds of $38.4 million to repay a loan of $64.0 million provided by SNSA to assist in funding the settlement of the guarantees. These transactions were as follows: On 26 June 2002 the Company issued 3.0 million Common Shares to SNSA for proceeds of $24.0 million; on 14 November 2002 the Company issued 3,142,857 Common Shares to SNSA for proceeds of $13.4 million; and on 19 November 2002 the Company issued 249,621 Common Shares to SNSA for proceeds of $1.0 million. The difference between the market price at which these shares were repurchased from Vinci and NKT Holdings A/S and the amount of the proceeds from SNSA was $18.1 million. This was deducted from retained earnings.

Luxembourg law requires that 5% of the Company's unconsolidated net profits each year be allocated to a legal reserve before declaration of dividends. This requirement continues until the reserve is 10% of the stated capital of the Company, as represented by Common Shares, after which no further allocations are required until further issuance of shares. The legal reserve may also be satisfied by allocation of the required amount at the issuance of shares or by a transfer from paid-in surplus. The legal reserve is not available for dividends. The legal reserve for all outstanding Common Shares has been satisfied and appropriate allocations are made to the legal reserve account at the time of each issuance of new shares.

As at 30 November 2004, $7.7 million of the consolidated deficit represented undistributed earnings of non-consolidated joint ventures (2003: $14.8 million).

23. Earnings per Share

The computations for the three years ended 30 November 2004 are based upon the following weighted average number of shares outstanding:

For the fiscal year ended 30 November (in millions)	2004 Number of shares	2003 Number of shares	2002 Number of shares
Basic:			
Common Shares	**157.6**	75.6	68.0
Class B Shares	**–**	17.0	17.0
Total	**157.6**	92.6	85.0
Diluted:			
Common Shares	**157.6**	75.6	68.0
Class B Shares	**–**	17.0	17.0
Total	**157.6**	92.6	85.0
Basic	**157.6**	92.6	85.0
Potentially dilutive share options	**1.9**	–	–
Diluted	**159.5**	92.6	85.0

For the fiscal year ended 30 November 2004 the diluted earnings per share have been calculated using the diluted number of 159,540,022 Common Shares.

The diluted loss per share for the years ended 30 November 2003 and 2002 did not include Common Share equivalents in respect of share options of 4,363,801 and 4,408,370 respectively as their effect would be anti-dilutive.

As of 13 February 2004, all 34 million Class B Shares outstanding were converted into 17 million Common Shares. See Note 22 'Common Shares, Class B Shares and Treasury Shares' above.

24. Share Option Plans

The Company operates an option plan approved in April 2003 (the '2003 Plan'). An option plan for key Directors and employees resident in France (the 'French Plan') is a sub-plan under the 2003 Plan. Options granted under the Key Staff Retention Plan (the 'KSRP', see Note 25), were issued under the terms of the 2003 Plan.

A Compensation Committee appointed by the Company's Board of Directors administers these plans. Options are awarded at the discretion of the Company to Directors and key employees.

Under the 2003 Plan options on up to but not exceeding 6.3 million Common Shares can be granted. This plan replaced the previous plan (the '1993 Plan'). The unused portion of options authorised to be granted under the 1993 Plan (approximately 1.3 million) was rolled forward into the 2003 Plan. Any options granted under the French Plan will count against this limit. Other than options granted under the KSRP, options under the 2003 Plan (and therefore also under the French Plan) may be granted, exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the time the option is granted. Such options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary. The key terms of options granted under the KSRP are described in Note 25 below.

During fiscal year 2004, 5,744,700 options were granted, which included 723,000 options granted under the French Plan and 2,460,000 options granted under the KSRP.

Notes to the Consolidated Financial Statements continued

The following tables reflect total options activity for the three-year period ended 30 November 2004, including under the KSRP:

For the fiscal year ended 30 November	2004 Shares	2004 Weighted average exercise price $	2003 Shares	2003 Weighted average exercise price $	2002 Shares	2002 Weighted average exercise price $
Outstanding at beginning of year	**4,564,072**	**7.55**	3,683,292	9.85	3,024,410	10.77
Granted	**5,744,700**	**2.68**	1,249,500	1.33	797,750	6.35
Exercised	**(4,734)**	**1.19**	–	–	(14,392)	7.38
Forfeited	**(243,727)**	**6.52**	(368,720)	9.72	(124,476)	9.97
Outstanding at end of year	**10,060,311**	**4.81**	4,564,072	7.55	3,683,292	9.85
Exercisable at end of year	**3,169,986**	**9.15**	2,388,007	10.19	2,001,049	10.28
Weighted average fair value of options granted during the year		**1.81**		0.78		4.49

Of the options outstanding as at 30 November 2004, but not yet exercisable, 1.8 million options had performance criteria attached under the KSRP that need to be fulfilled before they can be exercised (2003 and 2002: nil).

The fair value of each share option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003	2002
Risk-free interest rates	**3.93%**	3.75%	5.39%
Expected lives of options	**7 years**	7 years	7 years
Expected volatility	**76.9%**	70.34%	69.1%
Expected dividend yields	**–**	–	–

The following table summarises information about share options outstanding as at 30 November 2004:

As at 30 November 2004	Options outstanding: Options outstanding	Options outstanding: Weighted average remaining contractual life (years)	Options outstanding: Weighted average exercise price $	Options exercisable: Number exercisable	Options exercisable: Weighted average exercise price $
Common Shares (range of exercise prices)					
$11.21–17.99	**696,350**	**5.53**	**14.50**	**602,550**	**14.65**
$7.31–11.20	**1,507,252**	**4.23**	**10.42**	**1,500,002**	**10.42**
$3.01–7.30	**1,703,943**	**7.84**	**5.63**	**593,668**	**6.20**
$1.19–3.00	**6,152,766**	**8.87**	**2.11**	**473,766**	**1.79**
Total	**10,060,311**	**7.77**	**4.81**	**3,169,986**	**9.15**

The options granted as part of the acquisition of the former Ceanic Corporation have all been converted into Stolt Offshore S.A. Common Share options and as such are included in the tables above.

25. Compensation and Reward

The Company has in place an incentive compensation plan, which provides for annual cash awards to officers, Directors and employees.

Performance Bonus

The performance bonus provides for annual cash rewards to employees based on regional financial and operating performance. The determination of an employee's individual award will be based on salary and individual performance measured against set criteria. The Compensation Committee appointed by the Company's Board of Directors administers the policy. A charge of $8.8 million has been recorded in respect of fiscal year 2004 (2003: $1.4 million, 2002: $2.8 million). The increase of $7.4 million when compared to 30 November 2003 is due, firstly, to the increased profitability of the Company, and secondly to the absorption of the former net profit sharing plan into the performance bonus plan with effect from 15 November 2004.

Key Staff Retention Plan

As a condition of the new bonding facility agreement finalised in 2004, the Company was required to put in place a Key Staff Retention Plan ('KSRP') in order to secure the services of certain senior executives through to the first quarter of 2007. The KSRP provides for deferred compensation as a combination of cash and performance-based share options, linked to the attainment of a number of strategic objectives for each of the fiscal years 2004, 2005 and 2006. The objectives fixed in the plan, and agreed by the Board Compensation Committee, include targets for net profit, management team retention, bonding lines, internal controls over accounting and audit activities, business growth and restructuring.

The cash element of the KSRP is accounted for in accordance with SFAS No. 5, and the share option element is accounted for as a variable plan under APB No. 25.

The Company has accrued for the portion of compensation expense relating to the service period completed to date. Total expected compensation for the three-year plan was calculated taking into account the probability of the performance conditions being met over the period of the plan.

The amount accrued in respect of the cash compensation element of the KSRP was $1.4 million as at 30 November 2004. If all the objectives are met, the maximum amount payable will be $4.8 million.

The total cost of the options element of the KSRP recorded in 2004 was $2.6 million, based on the exercise price of $2.30 per share and the Company's share price as at 30 November 2004 of $5.86.

Since the number of share options vesting is performance-based, the compensation is measured at the end of each period as the amount by which the quoted market value of the shares of the Company's stock exceeds the option price specified under the plan, and is accrued as a charge to expense over the periods the employee performs the related services. Changes in the quoted market value are reflected as an adjustment of accrued expense in the periods when the changes occur until the date when the number of shares and the final market value are known. The range of the possible outcomes is determined by the achievement of the objectives discussed above (which determines the number of options that vest), and the difference between the market price on the date of exercise and the exercise price of $2.30 per share. The options under the KSRP do not vest until the end of the first quarter of fiscal year 2007 and are then exercisable up until ten years from the date of grant.

SFAS No. 123 Pro forma Disclosures

Had compensation costs for all share option grants in fiscal years 2004, 2003 and 2002 been determined consistent with SFAS No. 123, the Company's net income (loss) and net income (loss) per share would be changed to the following pro forma amounts:

For the fiscal year ended 30 November (in millions, except per share data)	2004 $	2003 $	2002 $
Net income (loss), as reported	**5.1**	(418.1)	(151.9)
Add back: KSRP cost expensed as per APB Opinion No. 25	**2.6**	–	–
Total stock-based employee compensation expense determined under the fair value method, net of tax	**(4.4)**	(2.5)	(3.2)
Net income (loss) pro forma	**3.3**	(420.6)	(155.1)
Income (loss) per share, as reported:			
Basic	**0.03**	(4.51)	(1.79)
Diluted	**0.03**	(4.51)	(1.79)
Income (loss) per share pro forma:			
Basic	**0.02**	(4.54)	(1.82)
Diluted	**0.02**	(4.54)	(1.82)

26. Commitments and Contingencies

As at 30 November 2004, the Company has committed to purchase $65.7 million of fixed assets from external suppliers (2003: $1.7million).

Technip

On 18 March 2004, the Company announced that it had reached a settlement of legal proceedings started against the Company in 1996 by companies known as Technip S.A. and Technip Offshore Limited ('Technip'). The settlement involves: (i) a cash payment by the Company; (ii) Technip's grant of a licence to the Company for the use of the allegedly infringing technology covering the North Sea area for future periods for an immaterial annual fee; (iii) the termination of arbitration proceedings in the United States with respect to an unrelated matter, with neither party making payment to the other; and (iv) a transfer to Technip of a portion of the Company's minority equity interest in a project joint venture involving Technip and the Company to construct the Dalia FPSO. The Company estimates that the reduction in future profits from this transferred interest is approximately $6.0 million. Technip has not granted to the Company a licence to use the allegedly infringing technology or process in any other jurisdiction. The agreed settlement was fully accrued in the Consolidated Financial Statements as at 30 November 2003.

Duke Hubline

In October 2003, the Company commenced arbitration proceedings against Algonquin Gas Transmission, in respect of unpaid invoices for work performed on the Duke Hubline project, a gas pipeline off the coast of Massachusetts in the U.S. Due to Algonquin Gas Transmission's non-payment of invoiced amounts, the Company was unable to pay certain of its subcontractors employed to work on the pipeline, two of which, Bisso Marine Company and Torch Offshore Inc., filed lawsuits against the Company in Louisiana state court for non-payment of amounts invoiced. These same subcontractors claimed liens over the pipeline, which liens were the subject of proceedings commenced by them against the Company and Algonquin Gas Transmission in Massachusetts state court. The dispute with Algonquin Gas Transmission was referred to mediation in late January 2004 at which the parties reached a 'settlement in principle' whereby Algonquin Gas Transmission agreed to pay the Company $37 million in full and final settlement of the Company's claims and the Company agreed to withdraw the arbitration proceedings and use its best efforts to secure the release of the above-mentioned subcontractor liens, and a definitive settlement agreement was executed on 26 February 2004. Algonquin Gas Transmission paid the settlement amount of $37 million to the Company in March 2004. This settlement was included in the Company's reported results for fiscal year 2003. The Company also settled the related subcontractor litigation, and a related $28 million letter of credit was released in the second quarter of fiscal year 2004.

Notes to the Consolidated Financial Statements
continued

Other Contingencies
In connection with a major West African contract, the Company received a letter dated 12 December 2003 from the customer notifying the Company of a potential claim for an unspecified amount of liquidated damages. The Company believes that a settlement agreement with the customer has released the Company from any liability for liquidated damages, and no further action has been initiated in this regard by the customer. The customer issued a notice to the consortium, of which the Company is a member, rescinding the contract effective 31 January 2005. The notice claimed that the lack of performance in the 13-month period beginning 31 December 2003 was a fundamental breach that amounted to repudiation of the contract. The Company completed its share of the offshore scope in December 2004 and expects to receive a handover certificate from the customer. Therefore the Company does not believe the notice will have any adverse impact on it. The Company has recorded no provision in connection with this contract.

In addition, in the course of its business, the Company becomes involved in contract disputes from time-to-time due to the nature of its activities as a contracting business involved in several long-term projects at any given time. The Company makes provisions to cover the expected risk of loss to the extent that negative outcomes are likely and reliable estimates can be made. However, the final outcomes of these contract disputes are subject to uncertainties as to whether or not they develop into a formal legal action and therefore the resulting liabilities may exceed the liability the Company may anticipate.

Furthermore, the Company is involved in legal proceedings from time-to-time incidental to the ordinary conduct of its business. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of any litigation could require the Company to make additional expenditures in excess of reserves that it may establish. In the ordinary course of business, various claims, suits and complaints have been filed against the Company in addition to the one specifically referred to above. Although the final resolution of any such other matters could have a material effect on the Company's operating results for a particular reporting period, the Company believes that it is a remote likelihood that these matters will materially affect its consolidated financial position.

For accounting purposes, the Company expenses legal costs as they are incurred.

27. Financial Instruments
The Company operates in a large number of countries throughout the world and, as a result, is exposed to currency fluctuations largely as a result of incurring operating expenses in the normal course of business. The Company hedges liabilities resulting from future payments to suppliers that require payment in a currency other than the functional currency of the local company. The Company's major foreign currency exposures are to the Euro, British pound sterling and Norwegian kroner. Until August 2003 these exposures were managed by the Company by entering into derivative instruments pursuant to the Company's policies in areas such as counterparty exposure and hedging practices. During August 2003, the Company closed out the majority of its foreign exchange positions to ensure that it had sufficient liquidity to fund its operations and to provide for a potentially protracted period of negotiation with certain major customers regarding settlement of claims and variation orders. The Company realised a $28.2 million gain when these positions were closed. This gain was deferred in OCI and has been released to the results of operations in line with the underlying transactions. As at 30 November 2004, there was no gain arising from the closing out of the foreign exchange positions which was still deferred in OCI.

As at 30 November 2004, the Company did not hold a significant number of derivative instruments as financial institutions were unwilling to provide these instruments as a result of the Company's weak financial position prior to the Company signing its new $350 million revolving credit facility in November 2004. See Note 16 'Long-term Debt and Capital Lease Obligations' above.

Designation of derivative instruments is performed on a specific exposure basis to support hedge accounting. The changes in the fair value of these derivative instruments are offset in part or in whole by corresponding changes in the fair value of cash flows of the underlying exposures being hedged. The Company does not hold or issue derivative instruments for trading purposes.

All of the Company's derivative instruments are over-the-counter instruments entered into with major financial credit institutions to hedge the Company's committed exposures. The Company's derivative instruments are primarily standard foreign exchange forward contracts, which subject the Company to a minimum level of exposure risk and have maturities of less than 24 months. The Company does not consider that it has a material exposure to credit risk from third parties failing to perform according to the terms of derivative instruments.

The following foreign exchange forward contracts, maturing between 14 January 2005 and 28 September 2006 were outstanding as at 30 November 2004:

As at 30 November (in millions indicated in local currency)	2004 Purchase	2003 Purchase
Euro	**33.6**	–
US dollar	**4.5**	–
Singapore dollar	**3.6**	–
Norwegian kroner	**52.0**	–
British pound sterling	**–**	11.2

The Company utilises foreign currency derivatives to hedge committed and forecasted cash flow exposures in respect of receipts from customers and payments to suppliers that are not in the functional currency of the relevant subsidiary of the Company. All of these contracts have been designed as cash flow hedges. In all cases, the terms of the commercial transaction and derivatives are matched so that there is no assumed hedge ineffectiveness.

As at 30 November 2004, the fair value of these derivative instruments recorded in the Consolidated Balance Sheets was $0.5 million, net of tax, in assets and no liabilities. Deferred taxes on these gains were $nil. Gains and losses on the effective portions of these derivative instruments have been deferred in OCI until the underlying transaction is recognised in the results of operations. These amounts will be reclassified into results of operations as underlying transactions are recognised.

There are no outstanding cash flow hedges as at 30 November 2004 (2003: $0.8 million, 2002: $nil) where it is no longer possible that the original forecast transaction will no longer occur. As at 30 November 2004, the fair value of gains classified in OCI, expected to be released to the Consolidated Statements of Operations in the fiscal year ended 30 November 2005, is $0.5 million.

The following table summarises the estimated fair value amounts of the Company's other financial instruments which have been determined by the Company, using appropriate market information and valuation methodologies. In some cases, judgement is required to develop the estimates of fair values, thus the estimates provided herein are not necessarily indicative of the amounts that could be realised in a current market exchange:

As at 30 November (in millions)	2004 Carrying amount $	2004 Fair value $	2003 Carrying amount $	2003 Fair value $
Financial assets:				
Cash and cash equivalents	**135.0**	**135.0**	81.9	81.9
Restricted cash deposits	**6.6**	**6.6**	2.1	2.1
Employee loans	**3.0**	**3.0**	2.1	2.1
Forward contracts	**0.5**	**0.5**	1.0	1.0
Financial liabilities:				
Bank overdrafts	**–**	**–**	2.5	2.5
Short-term payables due to SNSA	**2.0**	**2.0**	68.4	68.4
Long-term debt	**69.7**	**69.7**	385.0	385.0

The carrying amounts of cash and cash equivalents and bank overdrafts approximate their fair value. The estimated value of the Company's long-term debt is based on interest rates as at 30 November 2004 and 2003 using debt instruments of similar risk.

28. Guarantees

The Company arranges for bank guarantees, which collectively refers to bank guarantees, performance bonds, bid bonds, advance payment bonds, guarantees or standby letters of credit in respect of a performance obligation of the Company to be provided to its customers in connection with the Company's work on specific projects.

The total amount outstanding in respect of bank guarantees as at 30 November 2004 was $259.0 million. The purpose of the bank guarantees generally is to enable the Company's customers to recover cash paid to the Company in advance of performing its obligations under the contract or to obtain cash compensation should the Company be unable to fulfil its performance obligations under the Company's contracts.

The Company has the following facilities available to provide bank guarantees:

The $350 million Revolving Credit Facility

On 8 November 2004, the Company entered into a new $350 million multi-currency revolving credit and guarantee facility with a consortium of banks as described in Note 16 'Long-term Debt and Capital Lease Obligations' above. As at 30 November 2004 the amount of guarantees under this facility was $110.9 million.

Other Bank Guarantee Arrangements

The Company has arrangements with a number of financial institutions to issue bank guarantees on its behalf. As at 30 November 2004, the aggregate amount of guarantees issued under these facilities was $148.1 million. The bonds under these facilities were issued to guarantee the Company's project performance and that of its subsidiaries and joint ventures to third parties in the normal course of business.

The table below summarises as at 30 November 2004 all outstanding bank guarantees issued by the Company. The maximum potential amount of future payments represents the notional amounts that could be lost under the guarantees if there is non-performance under a contract by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses on these guarantees and greatly exceed anticipated losses.

(in millions)	Expire within one year $	Expire after one year $	Total amount outstanding $
Bank guarantees – joint ventures	**8.4**	**17.7**	**26.1**
Bank guarantees – subsidiaries	**143.1**	**89.8**	**232.9**
Total	**151.5**	**107.5**	**259.0**

The fair value of guarantees recognised in respect of joint ventures as at 30 November 2004 was $0.4 million.

29. Subsequent Events

On 13 January 2005, the Company announced that the 79,414,260 Common Shares previously held by Stolt-Nielsen S.A., had successfully been placed with institutional investors in both the U.S. and Europe. As a result Stolt-Nielsen S.A. no longer holds any shares in Stolt Offshore S.A.

On 19 January 2005, the Company sold its interest in Paragon Engineering Services, Inc. to AMEC plc., yielding a gain on sale of $2.1 million. Approximately 100 engineers were retained by the Company so as to reintegrate back into the Company certain engineering services previously provided by Paragon.

In January 2005, the Company commenced a review of strategic alternatives in relation to the loss-making NAMEX region, including the possible disposal of certain ships and businesses in the Conventional and IMR business lines.

On 2 February 2005, the Company announced a number of changes in the composition of the Board of Directors following the successful placement of the Stolt-Nielsen S.A. shareholding with institutional investors. Jacob Stolt-Nielsen (Chairman) and Niels G. Stolt-Nielsen both decided to retire from the Board of Directors with immediate effect. Certain changes to the Board in February 2005 resulted in the following composition of the Board: Mark Woolveridge (Chairman of the Board), James B. Hurlock (Deputy Chairman of the Board and Chairman of the Nomination Committee), Trond Ø. Westlie (Chairman of the Audit Committee), J. Frithjof Skouverøe (Chairman of the Compensation Committee), Haakon Lorentzen, George Doremus, and Tom Ehret (Chief Executive Officer).

Corporate Information and Stock Trading History

Corporate Office
Stolt Offshore S.A./Stolt Offshore M.S. Limited
Dolphin House
Windmill Road
Sunbury-on-Thames
Tel: +44 1932 773700
Fax: +44 1932 773701
Email: info@stoltoffshore.com

Regional Offices
Africa and the Mediterranean (AFMED)
Stolt Offshore S.A.
32 avenue Pablo Picasso
92754 Nanterre cédex
Paris
France
Tel: +33 1 40 97 63 00
Fax: +33 1 40 97 63 33
Email: AFMED-info@stoltoffshore.com

Asia and the Middle East (AME)
P.T. Komaritim
Ventura Building, Suite 501
Jln. R.A. Kartini 26
(Outer Ring Road South)
Jakarta, 12430 Indonesia
Tel: +62 21 750 4540
Fax: +62 21 758 16260
Email: AME-info@stoltoffshore.com

North America and Mexico (NAMEX)
Stolt Offshore Inc.
10787 Clay Road
Houston, TX 77041
United States
Tel: +1 713 430 1100
Fax: +1 713 461 0039
Email: NAMEX-info@stoltoffshore.com

Northern Europe and Canada (NEC)
Stolt Offshore Limited
Bucksburn House
Howes Road
Aberdeen, AB16 7QU
United Kingdom
Tel: +44 1224 718200
Fax: +44 1224 715129
Email: info@stoltoffshore.com

Stolt Offshore AS
Tangen 7
Postboks 740
4004 Stavanger
Norway
Tel: +47 51 84 50 00
Fax: +47 51 83 59 00
Email: NOR-info@stoltoffshore.com

South America (SAM)
Stolt Offshore S.A.
Rua México 3–10° andar
Rio de Janeiro
RJ 20031-144, Brazil
Tel: +55 21 2220 6060
Fax: +55 21 2220 5401
Email: SAM-info@stoltoffshore.com

Common Shares – NASDAQ (US dollars) Ticker SOSA

		Qtr1	Qtr2	Qtr3	Qtr4
2004	High	3.90	3.70	4.00	5.96
	Low	2.12	2.09	2.33	3.95

Common Shares – Oslo Stock Exchange (Norwegian kroner) Ticker STO

		Qtr1	Qtr2	Qtr3	Qtr4
2004	High	26.60	25.70	27.20	37.60
	Low	12.64	15.20	16.70	27.20

Shareholder Information

Stock Listings
Common Shares – on Oslo Stock Exchange under symbol STO and on NASDAQ as an American Depositary Receipt ('ADR') under symbol SOSA.

Shares Outstanding (as of 28 February 2005)
Common Shares 191,518,583.

This figure excludes 879,121 Common Shares held as ADRs by a subsidiary of Stolt Offshore S.A. in Treasury, as these are considered issued but not outstanding.

ADR Programme
Stolt Offshore has a sponsored Level III ADR facility for which Deutsche Bank Trust Company Americas acts as Depositary. Each ADR represents one (1) ordinary share of the Company. The ADRs are quoted and traded on NASDAQ under the ticker symbol SOSA. For enquiries, beneficial ADR holders may contact the Deutsche Bank Trust Company Americas Broker Service Desk on +44 207 547 6500 or +1 212 250 9100. Registered ADR holders may contact the shareholder services line on +1 866 249 2593 (toll free for U.S. residents only). Further information is also available at http://www.adr.db.com.

Country of Incorporation
Luxembourg

Annual General Meeting
27 May 2005 at 3.00 pm
Services Généraux de Gestion S.A.
23, avenue Monterey
L-2086 Luxembourg

Internet Address
www.stoltoffshore.com

Financial Information
Copies of press releases, quarterly earnings releases, Annual Report and SEC Form 20-F are available on the Company's internet site or by contacting:

Deborah Keedy
Investor Relations Manager
Stolt Offshore M.S. Limited
Dolphin House
Windmill Road
Sunbury-on-Thames TW16 7HT
United Kingdom
Tel: +44 1932 773767
+1 877 603 0267 (U.S. Toll Free)
Fax: +44 1932 773701
e-mail: deborah.keedy@stoltoffshore.com

Investor Relations and Press Enquiries
Shareholders, securities analysts, portfolio managers, representatives of financial institutions and the press may contact:

Julian Thomson
Group Manager Communications and Investor Relations
Stolt Offshore M.S. Limited
Dolphin House
Windmill Road
Sunbury-on-Thames TW16 7HT
United Kingdom
Tel: +44 1932 773764
+1 877 603 0267 (U.S. Toll Free)
Fax: +44 1932 773701
e-mail: julian.thomson@stoltoffshore.com

Transfer Agent and Registrar
Common Shares
DnB NOR Bank ASA
Stranden 21
NO-0021 Oslo
Norway
Tel: +47 22 48 12 17
Fax: +47 22 94 90 20
e-mail: kjetil.berg@dnbnor.no

Depositary Bank
Common Shares – ADRs
Deutsche Bank Trust Company Americas
27th Floor
60 Wall Street
New York, NY 10005
United States
Shareholder Service: 1-866-249-2593
Broker Service Desk: 1-212-250-9100
www.adr.db.com

Auditors
Deloitte & Touche LLP
Glasgow
United Kingdom

Dividends
The Company currently intends to retain any earnings for the future operation and growth of the business. The Board of Directors will review this policy from time-to-time in light of the Company's earnings, financial condition, prospects, tax consideration and foreign exchange rates. The Company will pay dividends, if any, in US dollars.

Designed by williams and phoa.
Photography: Willem Poelstra, Chris Moyse, Richard Lewisohn and Mike Abrahams.

Stolt Offshore S.A.
Dolphin House
Windmill Road
Sunbury-on-Thames
Tel: +44 1932 773700
Fax: +44 1932 773701
www.stoltoffshore.com